As filed with the Securities and Exchange Commission on July 16, 1999
                                                      Registration No. 1-14987
==============================================================================




                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            -----------------------


                                AMENDMENT NO. 2
                                      TO
                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            -----------------------


                                   TOO, INC.
            (Exact Name of Registrant as Specified in Its Charter)

                            -----------------------


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
                         DELAWARE                                                   31-1333930

(State or Other Jurisdiction of Incorporation or Organization)         (I.R.S. Employer Identification No.)

                     3885 Morse Road
                      Columbus, Ohio                                                  43219

         (Address of Principal Executive Offices)                                   (Zip Code)

                                                    (614) 479-3500

                                 (Registrant's telephone number, including area code)



                                               -----------------------

                                             Securities to be registered
                                        pursuant to Section 12(b) of the Act:


                   Title of each class                                    Name of each exchange on which
                   to be so registered                                    each class is to be registered
                    ------------------                                  ----------------------------------

          Common Stock, par value $.01 per share                        The New York Stock Exchange, Inc.


                                             Securities to be registered
                                        pursuant to Section 12(g) of the Act:
                                        -------------------------------------

                                                         None



==============================================================================

                               The Limited, Inc.

                                                                  July __, 1999

Dear Limited Shareholder:

     Beginning in 1995, The Limited, Inc. increased its strategic focus to unlock and create greater value for shareholders. The strategy and the actions that have resulted from this focus during the last several years are described in the accompanying information statement.

     As part of these actions, The Limited, Inc. has announced a plan to establish its Limited Too business as a fully independent public company under the name Too, Inc. In order to implement this plan and distribute its Too, Inc. shares, the Board of Directors of The Limited has approved a spin-off to our shareholders of all the outstanding shares of common stock of Too, Inc. to holders of record of The Limited's common stock on August 11, 1999. In the spin-off, you will receive one share of Too, Inc.'s common stock for every seven shares of The Limited's common stock that you hold at the close of business on August 11, 1999. Your current shares of our common stock will be unchanged and will continue to represent your ownership position in The Limited, Inc.

     Your Board of Directors has concluded that the spin-off is in the best interests of The Limited, the Limited Too business and The Limited's shareholders, because it believes that:

     o having two separate public companies will enable the financial markets to evaluate each company more effectively, thereby maximizing shareholder value over the long term for both The Limited and Too, Inc.

     o separate management and ownership structures for Too, Inc. will provide incentives to Too, Inc.'s management and direct accountability to public investors

     o the spin-off will provide Too, Inc.'s management with increased strategic flexibility and decision-making power to realize the significant growth opportunities that it has identified

     Shares of Too, Inc.'s common stock are expected to trade on the New York Stock Exchange, under the ticker symbol "TOO".

     The enclosed information statement explains the proposed spin-off in detail and provides important information regarding Too, Inc. We urge you to read it carefully. Please note that a shareholder vote is not required in connection with this matter, and holders of The Limited's common stock are not required to take any action to participate in the spin-off. Thus, we are not asking you for a proxy.

                                           Very truly yours,


                                           Leslie H. Wexner
                                           Chairman and Chief Executive Officer
                                           The Limited, Inc.

                                   Too, Inc.

                                                                   July __, 1999


Dear Too, Inc. Shareholder:

     We welcome you as a "founding" shareholder of Too, Inc., the successor company to Limited Too, Inc. that will be publicly traded for the first time on August 24, 1999. You will become an owner of one share of Too, Inc.'s common stock for every seven shares of common stock of The Limited, Inc. that you own at the close of business on August 11, 1999. We expect that shares of our common stock will trade on the New York Stock Exchange, under the ticker symbol "TOO".

     As you know, Limited Too is the leading specialty retailer specifically targeted to fashion- aware, trend-setting young girls. Our stores sell apparel, underwear, sleepwear, swimwear, lifestyle and personal care products for girls aged 7 to 14 years in a fun shopping environment. In fiscal 1998, we had sales of $377 million, and we currently have approximately 5,900 sales associates in 330 stores nationwide.

     This is a very exciting time, and we are enthusiastic about what the future holds. We believe that our Company has a great opportunity to grow, and as a new Too, Inc. shareholder, like our customers, you have an opportunity to grow with us.

     Congratulations on becoming one of the "founding" shareholders of Too, Inc.!

                                           Very truly yours,


                                           Michael W. Rayden
                                           Chairperson of the Board, President
                                           and Chief Executive Officer
                                           Too, Inc.

          Preliminary and Subject to Completion, dated July 16, 1999

INFORMATION STATEMENT

                                   TOO, INC.
                          (par value $.01 per share)

     At this time, Too, Inc., the successor company to Limited Too, Inc., is wholly owned by The Limited, Inc. In this spin-off, The Limited will distribute 100% of the shares of our common stock to its shareholders. Each of you, as a holder of The Limited's common stock, will receive one share of our common stock for every seven shares of The Limited that you hold at the close of business on August 11, 1999, the record date for the spin-off.

     We are sending you this information statement to describe the spin-off. We expect the spin-off to occur on August 23, 1999. Effective as of this date, our distribution agent for the spin-off, EquiServe, First Chicago Division, will distribute shares of our common stock to each eligible holder of The Limited's common stock by crediting book-entry accounts with that holder's proportionate number of whole shares of our common stock. You will receive a check for the cash value of any fractional interest in our common stock.

     Immediately after the spin-off is completed, The Limited will not own any shares of our common stock, and we will be an independent public company. We refer to ourselves in this information statement as "Limited Too" or "Too, Inc."

     No shareholder action is necessary to receive the shares of our common stock to which you are entitled in the spin-off. This means that:

     o you do not need to pay any consideration to The Limited or to Too, Inc.

     o you do not need to surrender any shares of The Limited's common stock to receive your shares of our common stock

In addition, a shareholder vote is not required for the spin-off to occur. The Limited is not asking you for a proxy, and The Limited requests that you do not send a proxy.

     There has been no trading market for our common stock. However, we expect that a limited market for shares of our common stock will develop on or shortly before the record date for the spin-off, commonly known as a "when issued" trading market. We have been approved to list our common stock on the New York Stock Exchange under the ticker symbol "TOO".

     As you review this information statement, you should carefully consider the matters described in "Risk Factors" beginning on page 13.


                            -----------------------


     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this i nformation statement is truthful or complete. Any representation to the contrary is a criminal offense.


         The date of this information statement is            , 1999.

[photograph depicting three sitting girls wearing "Limited Too" brand apparel]

[photograph depicting three standing girls wearing "Limited Too" brand apparel]

[photograph depicting four sitting girls wearing "Limited Too" brand apparel]

[photograph depicting four standing girls wearing "Limited Too" brand apparel]

                               TABLE OF CONTENTS


                                                                           Page
                                                                           ----


Introduction..................................................................3
Summary.......................................................................5
Risk Factors.................................................................13
The Spin-Off.................................................................25
Relationship Between Too, Inc. and The Limited...............................30
Trading Market...............................................................40
Dividends....................................................................41
Unaudited Pro Forma Consolidated Financial Statements........................42
Capitalization...............................................................48
Selected Consolidated Financial and Operating Data...........................49
Management's Discussion and Analysis of Financial Condition
     and Results of Operations...............................................51
Business.....................................................................61
Management...................................................................77
Executive Compensation.......................................................80
Security Ownership of The Limited and Too, Inc...............................88
Description of Capital Stock.................................................91
Statutory, Charter and Bylaw Provisions......................................93
Independent Accountants......................................................97
Where You Can Find More Information..........................................97
Index to the Consolidated Financial Statements of Limited Too, Inc..........F-1

                                 INTRODUCTION

     Over the past several years, The Limited's board of directors and senior management have embarked upon a comprehensive review of The Limited's organization structure and operations, with the primary goals of generating maximum value for The Limited's shareholders and focusing its resources on its key strategic business.

     After much consideration, The Limited determined that a complete spin-off of Too, Inc., the successor company to Limited Too, Inc., from The Limited is consistent with these objectives and would be in the best interests of The Limited, the Limited Too business and The Limited's shareholders. We at Limited Too have demonstrated that we have a unique customer base, focused brand image and a profitable growth strategy, and The Limited intends for the spin-off to allow us greater flexibility to grow as an independent company. At the same time, the spin-off allows The Limited to focus its resources on its other brands where it can add more value. The Limited believes that:

     o having two separate public companies will enable the financial markets to evaluate each company more effectively, thereby maximizing shareholder value over the long term for both The Limited and Too, Inc.

     o separate management and ownership structures for Too, Inc. will provide incentives to Too, Inc.'s management and direct accountability to public investors

     o the spin-off will provide Too, Inc.'s management with increased strategic flexibility and decision-making power to realize the significant growth opportunities that it has identified

In deciding to pursue the spin-off, The Limited considered several things, including the financial advice of J.P. Morgan Securities Inc. and the legal advice of Davis Polk & Wardwell. To review the reasons for the spin-off in greater detail, see "The Spin-Off--Background to and Reasons for the Spin-Off."

     The Limited has declared a dividend payable to holders of record of The Limited's common stock at the close of business on August 11, 1999, of one share of our common stock for every seven shares of The Limited's common stock owned of record on this day. We expect the spin-off to occur on August 23, 1999. Effective as of this date, our distribution agent for the spin-off, EquiServe, First Chicago Division, will distribute shares of our common stock to each eligible holder of The Limited's common stock by crediting book-entry accounts with that holder's proportionate number of whole shares of our common stock. You will receive a check for the cash value of any fractional interest in our common stock.

     In the spin-off, The Limited will distribute 100% of the outstanding shares of our common stock to its shareholders. Immediately after the spin-off is completed, The Limited will not own any shares of our common stock, and we will be an independent public company. We have been approved to list our common stock on the New York Stock Exchange under the ticker symbol "TOO".

     If you have any questions relating to the spin-off, you should contact EquiServe, First Chicago Division, which is serving as the distribution agent for the spin-off. The contact information for EquiServe is:

      EquiServe
      First Chicago Division
      525 Washington Boulevard
      Suite 4690
      Jersey City, NJ 07310
      (201) 222-4237
      Attention: Robbin A. Mayo, Assistant Vice President

     You can also contact The Limited with any questions. The Limited's contact information is:

      The Limited, Inc.
      Three Limited Parkway
      P.O. Box 16000
      Columbus, OH 43216
      (614) 415-7076
      Attention: Thomas J. Katzenmeyer, Vice President of Investor Relations

     After the spin-off, if you are a shareholder of Too, Inc. and have questions relating to the spin-off, you can contact us directly. Our contact information is:

      Too, Inc.
      3885 Morse Road
      Columbus, OH 43219
      (614) 479-3610
      Attention: Kent A. Kleeberger, Vice President and Chief Financial Officer

     No action is necessary to receive the shares of our common stock to which you are entitled in the spin-off. You do not need to pay any consideration to The Limited or to us, and you do not need to surrender any shares of The Limited's common stock to receive your shares of our common stock.

                                    SUMMARY

     This summary highlights information contained in this information statement. You should read the entire information statement, including our historical and pro forma consolidated financial statements and the notes to those financial statements.


                                  LIMITED TOO

     We are a rapidly growing specialty retailer that sells apparel, underwear, sleepwear, swimwear, lifestyle and personal care products for fashion-aware, trend-setting young girls. As of May 1, 1999, we had 321 stores in 43 states. We design, source and market our products under our proprietary "Limited Too" brand name.

     In 1987, The Limited established "Limited Too" brand stores adjacent to or as departments within The Limited stores to provide similar apparel to young girls, and apparel for infants. From 1987 to the end of fiscal 1995, we expanded our locations from two stores to 288 stores. In 1996, a new management team recognized that its core customer had her own emerging sense of style and revised our strategy to focus on girls approximately 7 to 14 years of age as our target customer group.

     In the period from fiscal 1996 to fiscal 1998, this focused strategy enabled us to:

     o    increase net sales to $376.9 million from $258.8 million

     o improve our pretax operating income to $28.5 million from a loss of $(8.9) million

     o improve our operating income rate as a percentage of sales to 7.6% from a loss of (3.4)%

     o    improve sales per average square foot to $300 from $214

     We plan to continue our new store expansion program by opening approximately 40 new stores per year in 1999 and 2000 and remodeling or expanding approximately 20 existing stores in 1999.

   Business Strengths

     We believe that our six core business strengths developed over the last three years have contributed to our success and will enable us to continue growing profitably.

     o Target Customer Group. We have identified our target customer group to be girls approximately 7 to 14 years of age who are active, creative and image-conscious, enjoy shopping and want to describe themselves as "fun" and "cool". We believe our target customers want a broad assortment of merchandise for their range of dressing occasions, including school, leisure activities and parties. To attract our target customer, we continually update our merchandise assortment, which includes non-apparel merchandise, such as cosmetics and lifestyle furnishings for her room. We also create an in-store atmosphere that is visually appealing and provides an enjoyable, safe and exciting shopping experience. We believe that girls interested in the latest fashions are attracted to our image and are made to feel secure in their fashion choices when they purchase our brand. At the same time, we believe that parents defer to many choices that their daughters make in our stores because they find our products to be appropriate for their daughters' age.

     o Focused and Differentiated Brand. We have created a focused and differentiated brand image for fashion-aware girls aged 7 to 14 who follow the latest trends. We believe that the brand's appeal has been augmented by, and should continue to benefit from, trends that emphasize the latest fashions and the aspirational lifestyle of today's younger girls who want to look and dress like older girls consistent with the latest trends in junior fashions. We communicate our brand image through all aspects of our business, including merchandise assortment and our exciting, colorful in-store presentation. We believe that the strength of our brand provides opportunities for increased penetration of current merchandise categories and entry into newer product categories such as our "GirlCare" line of toiletries and cosmetics introduced in 1996.

     o Entertaining Store Environment. A major element of our recent success is the consistent store-level execution of our brand strategy. We design our stores to provide a "theme park" destination in the mall and to encourage our customers to touch and sample our products. All of our stores contain a wide variety of merchandise for a "one-stop shopping" experience, which has been specifically designed to embody "a store for her" theme. Our stores feature colorful window displays; photographic sticker booths; ear piercing stations; gumball machines; and eye-catching photographs. Our newer store formats may also have our daisy logo on our front signage; a personal care sampling table in the front of the store at which our customers can experiment with our "GirlCare" products and consult their friends and our sales associates; light shows; and mock pay telephones from which our customers can listen to music or call their friends within the store. We tightly control our in-store presentation by basing it on detailed and comprehensive store plans. These plans use visual displays and fixtures designed to brand our stores in a manner tailored to appeal to our target customer group.

     o Proprietary Design and Merchandising Capabilities. A cornerstone of our business is our ability to design products which embody our brand image. We develop substantially all of our merchandise assortment through our own design group, which allows us to create exclusive merchandise under our proprietary brand, develop complementary fashionable outfits, offer a vast array of merchandise within a fashion season, introduce new non-apparel items and bring our products to market faster. In addition, because our merchandise is sold exclusively in our own stores, we are able to control the presentation and pricing of our merchandise and provide a higher level of customer service. Our merchandising strategy of offering a broad assortment allows us to constantly introduce elements of the latest fashion trends. We believe that these capabilities provide us with competitive advantages over other brand manufacturers that market their goods through department and other specialty apparel stores.

     o Proven Management Team. Since early 1996, when some of the senior members of our current management team assumed responsibility, we have increased the level of brand awareness and consistently reported improved financial results. We believe that our management has a distinct understanding of our customers and is able to execute design, sourcing and marketing strategies to penetrate our target customer group. With over 125 years of collective experience in the retail industry, they have demonstrated a track record of highly profitable growth which strongly positions us for the future.

     o Attentive Customer Service. Our sales associates convey and reinforce our brand image through their attitude, enthusiasm and awareness of current fashion trends. We train them to greet each customer, to inform the customer about new fashion trends, to guide her through the store and to suggest merchandise to suit the customer's wardrobe and lifestyle needs. We strive to give each of our young customers the same level of respect and attention that adult customers expect in a retail shopping experience.

   Growth Strategy

     We have implemented a growth strategy to capitalize on our business strengths. Our growth strategy focuses on four goals: (1) opening approximately 40 new stores per year in 1999 and 2000, (2) remodeling and expanding approximately 20 existing stores in 1999, (3) increasing comparable store sales through product extensions and our continued execution of merchandise and other initiatives to satisfy our target customers' needs and
(4) increasing our distribution channels to include direct marketing through catalog and website initiatives.

     To achieve these goals, we plan to do the following:

     o Store Openings, Remodelings and Expansions. Given the strength of our brand and our customer demographics, our management believes that there will be approximately 100 to 150 mall sites available for new stores, with an additional 100 to 150 sites available in smaller markets, specialty centers and major urban locations. We plan to open approximately 40 new stores per year in 1999 and 2000. We also plan to remodel or expand approximately 20 of our existing stores in 1999 and continue our remodeling and expansion program for the next several years.

     o Merchandise Initiatives and Product Extensions. We plan to continue to increase the variety of sizes offered in many of our tops and bottoms categories and to continue to develop the new product lines we recently introduced such as underwear, sleepwear and swimwear; personal care products under our "GirlCare" line, such as glitter make-up and nail polish; and lifestyle products and other accessories for our target customer's room, such as inflatable furniture and glitter telephones.

     o Increase Consumer Feedback and Awareness. An important source of customer feedback has been our focus groups and other formats for customer communication, which we intend to continue. We expect to enhance our customer relationships and increase our brand awareness through our frequent buyer program and our catalog and website initiatives. We use our frequent buyer program to obtain customer information, and our customers will also be asked to provide information when they register on our website. Additionally, our frequent buyer program rewards our customers with incentives based on the frequency of their purchases and incorporates in-store events such as "Too Punch Toosday". As of May 1, 1999, our frequent buyer database contained approximately 900,000 names. In late April 1999, we executed our first direct mail campaign that targeted not only customers in our frequent buyer database but prospective customers as well.

     o Expand Distribution Channels. We plan to expand our marketing efforts by launching our first catalog targeted for the 1999 holiday season with a planned October mailing. We are also developing an informational website with an expected launch in the fall of 1999. We intend to further develop our website to allow our customers to order our products on-line during the year 2000.

     Risk Factors

     Our business may be adversely affected by the following risks:

     o we will no longer benefit from our business relationship with The Limited and may incur costs or be forced to relocate stores adjacent to or departments within The Limited stores

     o    we may not be able to obtain suitable real estate

     o    we may not be able to effectively manage our growth

     o we may not be able to offer products that are accepted by our customers

     o we may not be able to obtain sufficient quantities of merchandise on a cost-effective basis

     o    we may not be able to effectively address Year 2000 issues

     In addition, our industry is highly competitive. These and other risks are addressed in the section entitled "Risk Factors" beginning on page 13 of this information statement.

                                     * * *

     We were incorporated in Delaware on August 21, 1991. Our principal office is located at 3885 Morse Road, Columbus, Ohio 43219, and our telephone number is (614) 479-3500.


                                                   THE SPIN-OFF

     The following is a brief summary of the terms of the spin-off.

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Distributing Company.................................The Limited, Inc. After the spin-off, The Limited will not own any shares of our common stock.

Spun-Off Company.....................................Too, Inc. After the spin-off, Too, Inc. will be an independent public company.

Primary Purposes of the Spin-Off.....................The Limited has determined that the spin-off is in the best interests of The Limited, the Limited Too business and
                                                     The Limited's shareholders. In reaching this conclusion,
                                                     The Limited considered several issues, including:

                                                     (1) having two separate public companies will enable
                                                         the financial markets to evaluate each company
                                                         more effectively, thereby maximizing shareholder
                                                         value over the long term for both The Limited and
                                                         Too, Inc.

                                                     (2) having separate management and ownership
                                                         structures for Too, Inc. will provide incentives to
                                                         Too, Inc.'s management and direct accountability to
                                                         public investors

                                                     (3) the spin-off will provide our management with
                                                         increased strategic flexibility and decision-making
                                                         power to realize the significant growth opportunities
                                                         that it has identified

                                                     See "The Spin-Off--Background to and Reasons for the
                                                     Spin-Off."

Securities to Be Distributed.........................All of the outstanding shares of our common stock. Based on the number of shares of The Limited's common stock
                                                     outstanding as of June 7, 1999, we estimate that we will
                                                     distribute approximately 30 million shares of our
                                                     common stock to The Limited's shareholders.
                                                     Immediately after the spin-off, we estimate that
                                                     approximately                     shareholders of record will
                                                     hold shares of our common stock, although some of the
                                                     shares may be registered in the name of a single
                                                     shareholder who represents a number of shareholders.

Distribution Ratio...................................One share of our common stock for every seven shares of
                                                     The Limited's common stock that you hold at
                                                     the close of business on August 11, 1999, the
                                                     record date for the spin-off.

Record Date..........................................August 11, 1999 (close of business).

Spin-Off Date........................................August 23, 1999.

Distribution Agent...................................EquiServe, First Chicago Division.

Trading Market and Symbol............................There has been no trading market for our common stock.
                                                     However, we expect that a limited market for shares of
                                                     our common stock will develop on or shortly before the
                                                     record date for the spin-off, commonly known as a "when
                                                     issued" trading market. We have been approved to list our
                                                     common stock on the New York Stock Exchange under
                                                     the ticker symbol "TOO".

Tax Consequences.....................................Before the spin-off, The Limited will receive an opinion of counsel that the spin-off should qualify as tax-free to
                                                     The Limited and its shareholders for United States federal income tax purposes. An opinion of counsel is not
                                                     binding on the IRS or the courts. Whether a spin-off
                                                     qualifies as tax-free depends in part upon the reasons for the spin-off and satisfaction of numerous other fact-based requirements. In rendering its opinion, counsel has relied in part upon The Limited's representations as to these
                                                     matters. It is possible that the IRS could view the facts
                                                     differently and assert that the spin-off does not qualify as tax-free. It is counsel's opinion that, if the IRS were to contest the tax-free treatment of the spin-off, The Limited should prevail. See "The Spin-Off--Material Federal
                                                     Income Tax Consequences of the Spin-Off" for a more
                                                     detailed description of the federal income tax
                                                     consequences of the spin-off.

Risk Factors.........................................You should carefully consider the matters described in the section entitled "Risk Factors" beginning on page 13
                                                     in this information statement.

Book-Entry Shareholding..............................Effective as of the date of the spin-off, EquiServe,
                                                     First Chicago Division, will distribute shares of
                                                     our common stock to each  eligible holder of The
                                                     Limited's common stock by crediting book-entry
                                                     accounts with that holder's proportionate
                                                     number of whole shares of our common stock.

No Fractional Shares.................................We will not distribute any fractional shares of our common stock. EquiServe will aggregate all fractional
                                                     interests, sell them on behalf of shareholders and
                                                     distribute the cash proceeds to the shareholders who are




                                                     entitled to a fractional interest in our common stock. See
                                                     "The Spin-Off--Description of the Spin-Off."

Relationship Between Too, Inc. and
     The Limited After the Spin-Off..................We and The Limited will enter into a distribution agreement and other agreements described in the section
                                                     entitled "Relationship Between Too, Inc. and The
                                                     Limited." We believe that the terms of these agreements
                                                     will be similar to terms achievable through arm's length
                                                     negotiations. We and The Limited may enter into
                                                     additional or modified agreements, arrangements and
                                                     transactions after the spin-off, which will be negotiated at arm's length. In connection with the spin-off, we may
                                                     hire personnel or contract with third parties for financial, treasury, real estate, employee benefit, tax, consulting and other services.

Our Management and Management
     Compensation After the Spin-Off.................The compensation, awards and other benefits payable to selected members of management after the spin-off are
                                                     described in "Management" and "Executive
                                                     Compensation."

Dividend Policy......................................We anticipate that future earnings will be used principally to support operations and finance the growth of our
                                                     business. Thus, we do not intend to pay cash dividends
                                                     on our common stock in the foreseeable future.

                     Summary Financial and Operating Data

     The following table presents summary historical and pro forma financial as well as operating data of Too, Inc. for the last five fiscal years and for the thirteen weeks ended May 1, 1999 and May 2, 1998. The information for the fiscal years ended February 3, 1996 and January 28, 1995 is derived from our unaudited consolidated financial statements. The information for the thirteen weeks ended May 1, 1999 and May 2, 1998 is derived from the unaudited consolidated financial statements included in this information statement which, in the opinion of management, reflect all adjustments, which are of a recurring nature, necessary to present fairly the financial position and results of operations and cash flows for the interim periods. Results for the thirteen weeks ended May 1, 1999 are not necessarily indicative of the results of operations to be expected for the full fiscal year.

     Before the spin-off, we operated as part of The Limited. Because the data reflects periods during which we did not operate as an independent company, the data may not reflect the results of operations or the financial condition which would have resulted if we had operated as a separate, independent company during the periods shown. In addition, the data may not necessarily be indicative of our future results of operations or financial condition.

     The data presented in the table below is derived from "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical and pro forma consolidated financial statements and the notes to those financial statements included in this information statement. You should read these sections for a further explanation of the data summarized here.

     Earnings per share data is presented elsewhere in this information statement on a pro forma basis only. See "Unaudited Pro Forma Consolidated Financial Statements."

                                                         Fiscal Years Ended                                Thirteen Weeks Ended
                                 --------------------------------------------------------------------   --------------------------
                                 January 30,  January 31,   February 1,    February 3,    January 28,       May 1,        May 2,
                                     1999        1998            1997        1996(1)         1995           1999         1998
                                 -----------  -----------   ------------   ------------   -----------   ------------   ----------
                                  (dollars in thousands, except per share data and sales per average square foot)
                                                                                                  (unaudited)
Statement of Operations Data:
   Net sales.....................   $376,943     $322,150       $258,818       $214,302      $173,787        $95,048       $82,257
   Gross income(2)...............    125,214       95,247         60,844         38,237        47,928         31,724        24,888
      General, administrative and
        store operating
        expenses(3)..............     96,758       82,950         69,698         57,481        44,817         30,412        24,599
   Operating income (loss).......     28,456       12,297         (8,854)       (19,244)        3,111          1,312           289
   Net income (loss).............     17,056        7,397         (5,354)       (11,544)        1,911            812           189
   Pro forma net income (loss)(4)     14,686                                                                     219          (404)
   Pro forma weighted average
        number of shares(5)......     34,415                                                                  32,533        39,120
   Pro forma net income (loss)
     per share(5)................       0.43                                                                    0.01         (0.01)

Balance Sheet Data:
   Inventories...................    $27,565      $18,661        $20,437        $16,046       $15,156        $23,584       $17,167
   Total assets..................     89,969       72,974         74,793         72,972        57,828         89,938        71,043
   Pro forma long-term debt......                                                                             50,000
   Pro forma shareholders' equity                                                                              9,236

Selected Operating Data:
   Comparable store sales
      increase (decrease)(6).....         15%          20%             8%           (4)%           13%            10%           23%
   Total net sales growth........       17.0%        24.5%          20.8%          23.3%         18.4%          15.6%         25.3%
   Gross income rate(7)..........       33.2%        29.6%          23.5%          17.8%         27.6%          33.4%         30.3%
   Operating income (loss) rate(7)       7.6%       (3.8)%         (3.4)%         (9.0)%          1.8%           1.4%          0.4%
   Total number of stores open at
      period end.................        319          312            308            288           212            321           313


                                      11



                                 Summary Financial and Operating Data (continued)


                                                         Fiscal Years Ended                                Thirteen Weeks Ended
                                 --------------------------------------------------------------------   --------------------------
                                 January 30,  January 31,   February 1,    February 3,    January 28,       May 1,        May 2,
                                     1999        1998            1997           1996(1)         1995         1999         1998
                                 -----------  -----------   ------------   ------------   -----------   ------------   ----------
                                  (dollars in thousands, except per share data and sales per average square foot)
                                                                                                  (unaudited)
   Total square feet at period
      end (thousands)............      1,281        1,244          1,224          1,143           838          1,296         1,248
   Annual sales per average
      square foot(8).............       $300         $259           $214           $207          $226             NM            NM

---------

NM=not meaningful

(1)  Represents the 53-week fiscal year ended February 3, 1996.

(2) Gross income equals net sales less costs of goods sold, occupancy and buying costs, including charges and allocations made by The Limited to us.

(3) General, administrative and store operating expenses include charges and allocations made by The Limited to us.

(4) Pro forma net income (loss) includes interest expense and financing fees, net of the related tax benefit, on approximately $52 million of indebtedness we expect to incur under our credit facility shortly before the date of the spin-off. Proceeds from the debt incurred will be used to pay a $50 million dividend to The Limited and $1.75 million of financing fees to the lenders under our credit facility. Pro forma net income
     (loss) does not reflect any interest expense related to working capital advances that are likely to be made in 1999 as the amounts and timing of such advances are not certain.

(5)  Pro forma net income (loss) per share is based on pro forma net income
     (loss) and an assumed number of shares outstanding as a result of the spin-off. The number of shares outstanding is based on The Limited's weighted average number of basic shares outstanding of 240.9 million,
     227.7 million and 273.8 million for fiscal year 1998, thirteen weeks ended May 1, 1999 and thirteen weeks ended May 2, 1998, at the spin-off ratio of one share of our common stock for every seven shares of The Limited's common stock. The dilutive effect of our options and restricted stock that will be granted under the Too, Inc. 1999 Stock Option and Performance Incentive Plan and the Too, Inc. 1999 Stock Plan for Non-Associate Directors has not been considered in the computation of pro forma net income (loss) per share.

(6) A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Further, stores that are expanded or downsized more than 20% in square feet are treated as new stores for purposes of this calculation.

(7)  Calculated as a percentage of net sales.

(8) Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square foot, which reflects the impact of opening and closing stores throughout the year.

                                 RISK FACTORS

     You should carefully consider each of the following risks, which we believe are the principal risks that we face, and all of the other information in this information statement. Some of the following risks relate principally to our spin-off from The Limited. Other risks relate principally to our business in general and the industry in which we operate. Finally, other risks relate principally to our corporate documents, such as our certificate of incorporation and bylaws, as well as the legal environment and how these affect the ownership of our stock and our ability to declare dividends. Our business may also be adversely affected by risks and uncertainties not presently known to us or that we currently believe to be immaterial.

     If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. If this occurs, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risk Factors Relating to Separating Our Company from The Limited

     We face the following risks in connection with our spin-off from The
Limited.

   We Will No Longer Benefit from the Business Relationships that The Limited Extends to Us or the Services that The Limited Provides to Us

     As one of The Limited's subsidiaries, we are able to benefit from The Limited's financial strengths and extensive network of business relationships. After the spin-off, we will be a stand-alone company and will no longer be able to benefit from The Limited's relationships or use The Limited's services on a long-term basis. Although we will enter into agreements with The Limited so that it will continue to provide services to us, these agreements will be of short duration -- generally up to 12 months. We cannot assure you that after the expiration of these various arrangements, we will be able to replace these services in a timely manner and on terms and conditions, including cost, as favorable as those we received from The Limited.

   We May Incur Costs or Be Forced to Relocate Stores Which Are Adjacent to or Departments Within The Limited Stores

     As of May 1, 1999, 131 of our stores were adjacent to or not fully separated from The Limited stores, including six stores which were departments within The Limited stores. 127 of our stores occupy space that The Limited, or an affiliate of The Limited, other than us, has leased from landlords, and we have no direct lease arrangements with the landlords of these stores. The Limited may decide to close any or all of these 131 stores without consulting with us, and The Limited is not obligated to consider the profitability of our adjacent stores or departments before making its decision.

     If The Limited closes one or more of these 131 stores, several things may happen, including:

     o we may, if available and on acceptable terms, lease the entire retail space that includes our own space and The Limited's store space directly from the landlord or from The Limited, which may involve remodeling costs for which we are responsible, less any cash payments and loans received from The Limited

     o we may, if available and on acceptable terms, lease our own store space directly from the landlord which may involve costs to physically separate our stores from space occupied by The Limited stores so that our store space is free-standing. This separation may involve building walls in the cross-over space between the two stores, creating separate back rooms and utilities and in some instances, creating separate access to corridors

     o we may be forced to close our existing location and incur costs to relocate to an alternative location in the same mall

     o we may not be able to obtain alternative space in the same mall on acceptable terms and may be forced to relocate to another mall, in which case we would not receive any compensation from The Limited, as described below

     o we may incur incremental rent expenses whether we remain in our current store or relocate to a new store

     o we may lose sales during any period that we are remodeling an existing store or constructing a relocated store

     Under an agreement that we will enter into with The Limited in connection with the spin-off, The Limited would compensate us with a combination of cash payments and loans if The Limited decides to close any of those 131 stores and we remain in the same mall. The compensation is described under "Relationship between The Limited and Limited Too--Transitional Services and Separation Agreements--Store Leases Agreement--Adjacent Stores and Departments." We could lose our rights to all of the compensation if we breach our obligations under that agreement in connection with two or more of our stores.

     We estimate that the costs of separation for those stores that are currently adjacent to The Limited stores would range from $50,000 to $350,000 per store, and would be, on average, approximately $170,000 per store. The actual costs of separation would depend on the nature of the shared space involved. For our six stores which are departments within The Limited stores, we may need to relocate if The Limited closes its stores, which may cost up to $500,000 in each instance.

     We cannot assure you that the amounts that we would receive from The Limited would be sufficient to cover the costs of separating, relocating or reimbursing us for incremental rent increases for each store, or that the estimated costs of separation and relocation accurately reflect what the actual costs may be. We also cannot assure you that we will be able to enter into new leases for alternative mall locations on agreeable terms or at all.

   We May Not Be Able to Obtain Suitable Real Estate to Implement Our Growth Strategy

     The Limited's expertise in real estate matters and The Limited's size and reputation as one of the largest specialty retailers in the United States may have enabled us to obtain lease terms and store sites that were more favorable than those that we would have been able to obtain on our own. We cannot assure you that we will be able to achieve the same economies of scale and bargaining leverage.

     110 of the existing 194 direct leases into which we have entered have been guaranteed by The Limited. In addition, 127 of our stores occupy space that The Limited, or an affiliate of The Limited, other than us, has leased from landlords. Under an agreement that we will enter into with The Limited in connection with the spin-off, as described in "Relationship Between Too, Inc. and The Limited--Transitional Services and Separation Agreements--Store Leases Agreement," the lease guarantees that The Limited provides which are in effect on the date of the spin-off will remain in effect for the remaining initial term of the lease unless we negotiate the elimination of these guarantees with the landlord on acceptable terms or if we amend, extend or renew the existing lease after the spin-off. The Limited will not guarantee any of our new leases that we enter into after the spin-off. In addition, The Limited's guarantee of any existing lease will expire upon the amendment, renewal or extension of any such lease or upon any waiver by a landlord of any provision of the lease.

     Some of our stores are governed by leases that require us to notify the landlord or obtain the landlord's consent for a change of control of the lessee. We cannot assure you that the landlord will consent to the change of control caused by the spin-off. Our failure to renew existing leases on historical terms or to obtain suitable store sites on attractive terms may hinder our store expansion plans.

   We Will License the "Limited Too" Brand Name from The Limited, Which May Restrict Our Business

     In connection with the spin-off, we and The Limited intend to cause our wholly owned subsidiaries to enter into an exclusive trademark and service mark licensing agreement that will allow us to operate under the "Limited Too" brand name. The agreement will be for an initial term of five years after the spin-off, renewable annually at our option. In return, we will be required to provide The Limited with the right to inspect our stores and distribution facilities and an ability to review and approve our advertising. The Limited's wholly owned subsidiary will have the right to terminate the agreement if:

     o we breach any of our obligations under the agreement and do not cure the breach within 60 days after receiving notice of the breach

     o    we become bankrupt or insolvent

     o    we experience a change of control

     The agreement will also restrict the way in which we use the licensed brand in our business. We will only be able to use the brand name "Limited Too" in connection with any business in which we sell to our current target customer group or to infants and toddlers.

     If in the future we are unable to continue using the brand "Limited Too", we may be forced to change our brand name. Because all of our merchandise is currently sold under the "Limited Too" label and in stores called "Limited Too", a name change might cause confusion for our customers and adversely affect our brand recognition, which is a significant part of our business strategy. We may need to expend substantial resources, which we cannot estimate at this time, to establish brand recognition if we are required to change our name.

  Our Historical Financial Information May Not Be Representative of Our Results as a Separate Company

     The historical financial information we have included in this information statement may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone company during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because:

     o various adjustments and allocations were made to the historical financial statements in this information statement because The Limited did not account for us as a single stand-alone business for all periods presented

     o the historical information does not reflect many significant changes that will occur in our financial condition, capital structure and operations as a result of our separation from The Limited

     o the historical information does not reflect the indebtedness under our credit facility and the costs associated with borrowing under the facility

     We cannot assure you that the adjustments and allocations we have made in preparing our historical and pro forma consolidated financial statements appropriately reflect our operations during the periods presented as if we had operated as a stand-alone company, nor can we predict what the actual effect of our separation from The Limited will be.

   Our Stock Price May Fluctuate Significantly After the Spin-Off, and You Could Lose All or Part of Your Investment as a Result

     Before the spin-off, there will have been no public market for our common stock. We have been approved to list our common stock on the New York Stock Exchange.

     Once issued, we do not know how our common stock will trade in the future. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

     o our business profile may not fit the investment objectives of The Limited's shareholders, causing them to sell our shares after the spin-off

     o    actual or anticipated fluctuations in our operating results

     o absence of securities analysts covering our company and distributing research and investment recommendations about our company

     o changes in earnings estimated by securities analysts or our ability to meet those estimates

     o the operating and stock price performance of other comparable companies

     o    overall stock market fluctuations

     o    the retail environment

     o    economic conditions

     In particular, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on the market price of our common stock. In addition, the stock market in general has experienced extreme volatility that has often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock, regardless of our actual operating performance. Additionally, if our quarterly results of operations fluctuate significantly as a result of the seasonality of the retail industry, the timing and costs of new store openings and remodelings or expansions of existing stores, the performance of new and existing stores, merchandise mix and fashion trends, the market price of our common stock may be affected.

   The IRS Could Challenge the Tax-Free Nature of the Spin-Off

     Before the spin-off, The Limited will receive an opinion of Davis Polk & Wardwell stating that the spin-off should qualify as tax-free to The Limited and its shareholders under Section 355 of the Internal Revenue Code. Opinions of counsel are not binding on the IRS or the courts. Whether a spin-off qualifies as tax-free depends in part upon the reasons for the spin-off and satisfaction of numerous other fact-based requirements. In rendering its opinion, Davis Polk & Wardwell has relied in part upon The Limited's representations as to these matters. It is possible that the IRS could view the facts differently and assert that the spin-off does not qualify as tax-free. Davis Polk & Wardwell, however, is of the opinion that if the IRS were to assert that the spin-off did not qualify as tax-free, the IRS should not prevail in a judicial proceeding in which the issues and the facts were properly presented. For a further description of the tax consequences of the spin-off, see "The Spin-Off--Material Federal Income Tax Consequences of the Spin-Off."

Risk Factors Relating to Our Business

     Our business faces the following risks, which include risks relating to the industry in which we operate. The Limited also faces a number of these same risks.

   We May Not Be Able to Sustain a Growth Rate Sufficient to Implement Our Expansion Strategy

     We have grown rapidly over the past few years. We may not be able to continue to grow profitably or at rates consistent with our recent past. Our future growth prospects are dependent upon a number of factors, including:

     o the availability of suitable markets and sites for our stores and our ability to negotiate leases on acceptable terms for those stores

     o our ability to fulfill our plans to open new stores and remodel or expand existing stores

     o our ability to enter new distribution channels, including the launch of our catalog and the creation of our website

     o our ability to attract and retain talented personnel and to expand our infrastructure to accommodate our growth, including our ability to maintain high levels of customer service by hiring and training qualified sales associates

     o the capacity to expand or add distribution facilities, the effective management of our inventory and timely delivery of our merchandise

     o our ability to keep up with constantly shifting fashion trends and develop new and appealing merchandise

     We will require substantial capital expenditures to implement our business strategy, in particular our opening of new stores and our remodeling or expansion of our existing stores, which we estimate will require capital expenditures of approximately $25 to $29 million in fiscal 1999. If we do not generate sufficient cash flow from operations or if we are unable to obtain sufficient financing under our credit facility or on other acceptable terms, we may be required to reduce our planned capital expenditures, which could have a material adverse effect on our growth prospects and the market price of our common stock. In the past, our capital needs, including those for working capital, have been provided by The Limited as part of its overall capital expenditure and treasury management strategy. After our spin-off from The Limited, The Limited will no longer provide financing for our operations. Further, we may not be able to obtain financing at interest rates or on terms that are as favorable as those enjoyed historically by The Limited.

   We May Not Be Able to Maintain Our Comparable Store Sales Growth

     Our comparable store sales have fluctuated significantly in the past. Comparable store sales will continue to fluctuate and may be affected by many factors, including:

     o    competition

     o    economic conditions

     o    keeping up with fashion trends

     o    weather conditions

     o    new store openings in existing markets

     o    procurement and management of merchandise inventory

     o    customer response to new and existing styles

     o    store remodelings and expansions

     We may not maintain comparable store sales growth at our current levels. Our stock price may be materially adversely affected by declines and fluctuations in our comparable store sales.

   Our Net Sales, Net Income and Inventory Levels Fluctuate on a Seasonal Basis

     We experience seasonal fluctuations in our net sales and net income, with a disproportionate amount of our net sales and a majority of our net income typically realized during our fourth quarter due to sales from the holiday season. We also generate significant net sales during the "back to school" period in the third quarter. Any decrease in sales or margins during those periods could have material adverse results on our financial condition and results of operations.

     Seasonal fluctuations also affect our inventory levels, since we usually order merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the holiday season and "back to school" selling periods.

   We May Be Unable to Compete Favorably in Our Highly Competitive Segment of the Retail Industry

     The girls' retail apparel and accessories industry is highly competitive. We expect competition in this market to increase, because there are few barriers to entry in this market and our success may attract additional competitors. Increased competition could result in pricing pressures, increased marketing expenditures and loss of our market share, all of which could have a material adverse effect on our financial condition and results of operations.

     We compete for sales primarily with specialty apparel and accessory retailers, such as GapKids and Claire's, department stores and discount retailers. Other specialty retailers, such as Abercrombie & Fitch, have recently begun to enter into the market for pre-teen apparel. In addition to the traditional store-based retailers, we also compete with direct marketers who target customers through catalogs and Internet shopping. Direct marketers also include traditional store-based retailers like us who are expanding into catalogs and the Internet as additional distribution channels. Some of our competitors may have greater financial, marketing and other resources available to them. In many cases, our primary competitors are located in the same shopping malls as our stores, and in addition to competing for sales, we compete for favorable site locations and lease terms in shopping malls.

   We May Lose Key Personnel

     We believe that we have benefitted substantially from Leslie H. Wexner's leadership. Mr. Wexner is the chairman, president and chief executive officer of The Limited. Mr. Wexner's services with us will terminate after the spin-off. We have also benefitted significantly from Michael Rayden's leadership. Mr. Rayden is our chairperson of the board, president and chief executive officer, and the loss of his services could have a material adverse effect on our business and prospects. We expect to enter into an employment agreement with Mr. Rayden shortly after the spin-off. See "Management--Employment Agreements with Executive Officers."

   We May Not Be Able to Keep Up with Fashion Trends

     Our success depends in part on our management's ability to anticipate the fashion tastes of our young customers and to offer merchandise which appeals to them on a timely and affordable basis. We expect our customers' fashion tastes to change frequently. If we are unable to successfully anticipate, identify or react to changing styles or trends, our sales will be lower and we may have excess inventories. In response, we may be forced to increase our marketing promotions or price markdowns, which could have a material adverse effect on our business. Our brand image may also suffer if our young customers believe that our merchandise misjudgments indicate that we are no longer able to offer them the latest fashions.

   Our Business Is Sensitive to Economic Conditions and Consumer Spending

     Our business is sensitive to changes in the overall economic conditions and consumer spending patterns. Our growth, sales and profitability may be adversely affected by unfavorable local, regional or national economic conditions. In addition, shifts in consumer discretionary spending among our customers for other goods including music, entertainment and electronic products could also adversely affect our business.

   We Depend on a High Volume of Mall Traffic and the Availability of Suitable Lease Space

     Substantially all of our stores are located in regional shopping malls. Our sales are derived, in part, from the high volume of traffic in those malls. We benefit from the ability of the mall's "anchor" tenants, generally large department stores, and other area attractions to generate consumer traffic in our stores' vicinity and the continuing popularity of malls as shopping destinations. Sales volume and mall traffic may be adversely affected by economic downturns in a particular area, competition from non-mall retailers and other malls where we do not have stores and the closing of anchor department stores. In addition, a decline in the desirability of the shopping environment in a particular mall, or a decline in the popularity of mall shopping among our target consumers, could affect our business.

     Since we are primarily a mall-based chain, our future growth is significantly dependent on our ability to open new stores in desirable mall locations. We cannot assure you as to when or whether such desirable locations will become available.

   Our Inability to Effectively Address the Year 2000 Issue May Disrupt Our Business

     The Year 2000 issue arises primarily from computer programs, commercial systems and embedded chips that will be unable to properly interpret dates beyond 1999. This could result in system failure or miscalculations. We have been part of the package migration group of The Limited, which involves the migration of software to be Year 2000 ready. We have installed those systems. Recently, we have decided to explore redeploying our inventory planning legacy system which is not part of the overall Year 2000 readiness efforts undertaken by The Limited. The Limited has not committed resources to assist us in our remediation efforts on the inventory planning legacy system. We have assumed full responsibility to make our legacy system Year 2000 ready and to identify and respond to any Year 2000 issues associated with the interaction between our legacy system, our other systems and new systems installed as part of The Limited's overall efforts. We believe we will incur an additional $100,000 of programming costs in order to make the legacy system Year 2000 ready and integrate this system with the other newly installed systems. If we are unsuccessful in our efforts to remediate the inventory planning legacy system, we will continue with the planning system The Limited has already provided us as part of The Limited's Year 2000 readiness efforts.

     In addition to the inventory planning legacy system, not all of our information systems are Year 2000 ready, and not all of the third parties with whom we conduct our business have indicated that their information systems are Year 2000 ready.

     We cannot assure you that:

     o     our inventory planning legacy system will be Year 2000 ready

     o remediating and integrating our inventory planning legacy system will not negatively impact our other systems, including systems we currently believe to be Year 2000 ready

     o    we will not incur additional costs beyond our current estimates

     The Year 2000 issue may result in our inability to engage in normal business activities resulting from one or more of the following:

     o    the loss of communications links with store locations

     o disruptions in the movement of inventory to and from our vendors and distribution center and between store locations

     o    the failure of our inventory management systems

     o the inability to process transactions with customers or to execute purchase orders with suppliers

     o    the failure of basic services, such as utilities

     Except for the inventory planning legacy system, we are currently part of the Year 2000 readiness efforts undertaken by The Limited, which will continue after the spin-off under a services agreement with The Limited. Working with our management team, The Limited has made changes to, or replaced, our other information systems to make them Year 2000 ready, including installing new software and hardware to support our inventory planning, merchandising and finance functions. Various third parties with whom we conduct business have notified The Limited that they are in the process of becoming Year 2000 ready. However, if The Limited and these third parties do not complete this work effectively or on time, we may be materially adversely affected.

     We discuss The Limited's Year 2000 effort, the potential impact of the Year 2000 on our business, our expected costs to address our Year 2000 issues and our contingency plans under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness." In connection with the spin-off, we will indemnify The Limited against any liabilities caused by or arising from The Limited's Year 2000 readiness assistance and in connection with the failure of any of our systems to be Year 2000 ready. We have also agreed not to make any claims against The Limited caused by or arising from The Limited's Year 2000 readiness assistance.

   Our Expansion into Catalog and Internet Distribution Channels May Not Be Successful

     Our business strategy includes exploring new channels of distribution, such as a catalog which we plan to mail in October 1999 for the holiday season and an informational website which we plan to launch in the fall of 1999. We have no operating history in these new channels of distribution. We intend to establish adequate infrastructures to allow these new distribution channels to become self-sustaining, which includes a plan to hire additional qualified personnel. The timing of the launch of our website and catalog may be significantly affected by our ability to develop such infrastructure. In addition, our efforts to enter into these new channels may place a strain on our managerial, operational and financial resources. We cannot assure you that:

     o we will be able to manage effectively our expansion into these new channels

     o we will be able to establish systems, procedures and controls adequate to support these channels

     o our management will be able to achieve the rapid execution necessary to fully exploit new market opportunities

     We also face competition from established retailers in these new areas.

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



     Our website will initially be informational, although we intend to permit our customers to order our merchandise on-line in the future, and we intend to link our on-line business to our catalog business. Our success will depend on our ability to attract customers and provide them with a superior shopping experience. In addition, we will need to coordinate the fulfillment and service of customer orders, for which we have not established an infrastructure.

     Currently, few laws or regulations directly apply to access to or commerce on the Internet. As Internet commerce evolves, federal or state governments may adopt regulations covering issues such as user privacy, pricing, content and quality of products and services. If enacted, such laws or regulations, in particular laws regulating the solicitation, collection or processing of personal consumer information, could limit the potential for this distribution channel.

     We intend to mail our catalogs to names in our frequent buyer database, and we may obtain additional names by purchasing or renting qualified names from other third parties' mailing lists. There has been increasing public concern regarding the compilation, use and distribution of information about teens and children. The U.S. Federal Trade Commission recently proposed regulations to implement the Children's Online Privacy Protection Act of 1998, which places restrictions on persons, principally list brokers, that sell, purchase or otherwise use for commercial purposes personal information about teens (under the age of 16) and children. These and future regulations may limit our ability to obtain lists of potential customers.

   We Will Incur a Significant Amount of Debt Which We May Not Be Able to
   Service

     We will incur a significant amount of indebtedness in connection with the spin-off. On a pro forma basis, as of May 1, 1999, we had: (a) total consolidated indebtedness of approximately $52 million; and (b) $48 million of borrowings available under our credit facility, subject to customary conditions. We will borrow amounts under our credit facility to repay working capital advances made by The Limited to us in 1999 before the spin-off.

     Our credit facility, which is likely to be secured, precludes us from securing additional indebtedness over stipulated amounts. In addition, as previously described under "--We May Incur Costs or Be Forced to Relocate Stores Which Are Adjacent To or Departments Within The Limited Stores," we may also borrow money from The Limited in connection with the closing of our stores adjacent to or departments within The Limited.

     The level of our indebtedness could have important consequences, including:

     o limiting cash flow available for general corporate purposes because a portion of our cash flow from operations must be dedicated to servicing our debt

     o limiting our ability to obtain additional financing in the future for working capital or capital expenditures

     o limiting our flexibility to react to competitive and other changes in our industry and economic conditions generally

     Our ability to pay or to refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

     We anticipate that our operating cash flow, together with money we can borrow under our credit facility, will be sufficient to meet anticipated future operating expenses, to fund capital expenditures and to service our debt as it becomes due. If we were still unable to meet our debt service obligations, we may attempt to restructure or refinance our indebtedness or seek additional equity capital. We cannot assure you that we will be able to accomplish that on satisfactory terms, if at all.

   The Planned Upgrades of the Management Information Systems That We Use May Not Be Successful

     We rely on management information systems that we own or that The Limited provides to us for all major aspects of our business. After our management information systems become Year 2000 ready, we expect to upgrade many of these systems. We will be materially adversely affected if these systems are not improved, upgraded or expanded on an effective basis or if our systems are disrupted. Current hardware and network infrastructure is being upgraded through:

     o the creation of store, marketing and customer databases to improve controls and enhance sales and operational capabilities

     o    the implementation of a new warehouse management system

     o    the upgrading of distribution facilities to expand capacity

We may not be able to process our transactions at alternative sites and platforms after our services agreement with The Limited expires. We cannot assure you that we will complete our planned upgrades on a timely basis or in a successful manner.

   We Will Need to Comply with Existing and New Regulations that Govern Us

     Currently, much of our personal care and lifestyle merchandise are subject to various regulations stipulated by the U.S. Food and Drug Administration, Federal Trade Commission and the U.S. Consumer Product Safety Commission. As we expand our merchandise assortment and increase the number of our suppliers to accommodate our growth, we may be governed by new regulations that may be more difficult to comply with.

     For example, we are required to meet federal flammability standards for children's sleepwear. These standards require sleepwear to be flame-resistant, and if the fabric ignites, for the flame to self-extinguish. Failure to meet the flammability standards presents a risk of serious burn injuries to children. We require our suppliers to ensure that these standards are met; however, they may source products from other suppliers, in particular foreign suppliers, who, despite our best efforts, may not adhere to these standards. We may be forced to voluntarily recall the merchandise in question and give full refunds to our customers.

     In September 1998, in cooperation with the U.S. Consumer Product Safety Commission, we voluntarily recalled approximately 390,000 children's satin pajama sets. In January 1999, we voluntarily recalled approximately 17,600 girls' fleece robes. Our supplier incurred all of the costs, not including a major portion of our lost profits, related to the recalls. These kinds of recalls may occur in the future and may have adverse effects on sales, performance, operating results, business opportunities and our reputation. While we continuously update our standards for our vendor partners to ensure compliance, we cannot assure you that these standards will be met.

   We Rely Significantly on Foreign Sources of Production

     In 1998, we sourced over 60% of our merchandise from foreign factories located primarily in East and Southeast Asia. We do not have any long-term merchandise supply contracts, and many of our imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of goods which may be imported into the United States from countries in that region. We compete with other companies, including The Limited and The Limited's other subsidiaries, for production facilities and import quota capacity.

     Our business also faces a variety of other risks generally associated with doing business in foreign markets and importing merchandise from abroad, such as:

     o     political instability

     o    currency and exchange risks

     o local business practice and political issues, including issues relating to compliance with domestic or international labor standards

Our future performance will depend upon these factors, which are beyond our control. These factors may have a material adverse effect on our business.

Risk Factors Relating to Our Corporate Documents and the Legal Environment

     In connection with the ownership of our stock, you should consider the following risks relating to our corporate documents and the legal environment. These risks may affect our ability to execute business combinations and change of control transactions and to declare dividends.

   Provisions in Our Corporate Documents Could Delay or Prevent a Change in Control of Our Company, Which Could Cause the Price of Our Common Stock to Decline

     Our certificate of incorporation and bylaws contain a number of provisions that could impede a merger, consolidation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us. Those provisions include:

     o a requirement that the holders of at least 75% of our outstanding common stock must approve:

          - a merger or consolidation with persons or entities that beneficially own at least 5% of our common stock

          - a sale of all or substantially all of our assets to those persons or entities

          -    other control transactions

          unless, in each case, the proposed transaction is approved by a majority of the directors who were in office immediately before the time when such ownership was acquired, or by their approved successors

     o a classified board of directors in which the board members are divided into three classes, each of which serves a staggered three-year term

     o a requirement that only the holders of at least 75% of our outstanding common stock may approve any amendment or repeal of our bylaws and specified provisions of our certificate of incorporation

     o an authorization to adopt a rights plan that may be redeemed only by a majority of the directors who were in office when the rights plan was adopted, or by their approved successors

     After the spin-off, we expect that Mr. Wexner and his related interests will own approximately 26.0% of the shares of our common stock, based on their shareholdings of The Limited's common stock as of July 1, 1999. This may impede a change in control of our company without his support.

     In connection with the spin-off, we will enter into a distribution agreement which will provide that no person or group may acquire beneficial ownership of more than 35% of our common stock unless, before the acquisition takes place, the acquiror has provided to The Limited a guarantee of our indemnity and other obligations under the distribution agreement and other agreements. In addition, if any person or group acquires such beneficial ownership of us, The Limited may immediately stop providing transitional services.

   We Will Not Be Able to Pay Dividends in the Foreseeable Future

     We anticipate that future earnings will be used principally to support operations and finance the growth of our business. Thus, we do not intend to pay cash dividends on our common stock in the foreseeable future. Payment of dividends will also be restricted by provisions in our credit facility. If our lenders permit us to declare dividends, the dividend amounts, if any, will be determined by our board. Our board will consider a number of factors, including our financial condition, capital requirements, funds generated from operations, future business prospects, applicable contractual restrictions and any other factors our board may deem relevant.

                                 THE SPIN-OFF

Background to and Reasons for the Spin-Off

     Over the past several years, The Limited's board of directors and senior management have embarked upon a comprehensive review of The Limited's organization structure and operations, with the primary goals of generating maximum value for The Limited's shareholders and focusing its resources on its key strategic business. To date, The Limited has taken a number of actions in furtherance of these goals:

     o the 1995 initial public offering of common stock of Intimate Brands, Inc., which consisted of The Limited's Victoria's Secret Stores, Victoria's Secret Catalogue, Bath & Body Works, Cacique, Penhaligon's and Gryphon businesses. The offering resulted in a gain of approximately $649 million. After this offering, The Limited retained approximately 83% of the economic interests in, and approximately 94% of the total voting power of, Intimate Brands

     o the sale of our interest in approximately $1.3 billion of credit card accounts receivable owned by World Financial Network National Bank, The Limited's credit card bank. This transaction was completed in 1995 and resulted in net cash proceeds of approximately $1.2 billion

     o the 1995 sale of a 60% interest in World Financial Network National Bank to an affiliate of Welsh, Carson, Anderson and Stowe VII, L.P. for approximately $135 million in cash

     o a distribution of $1.6 billion of the cash received from the foregoing three transactions to The Limited's shareholders through an issuer self tender in March 1996

     o the 1996 initial public offering of the Class A common stock of Abercrombie & Fitch Co. The offering resulted in a gain of approximately $118 million. After this offering, The Limited retained approximately 84% of the economic interest in, and approximately 94% of the total voting power of, Abercrombie & Fitch

     o the 1997 public offering of a significant portion of The Limited's interest in Brylane, Inc., consisting principally of the Lerner and Lane Bryant catalog businesses. In 1998, The Limited sold its remaining interest in Brylane for approximately $131 million in cash. These actions followed the 1993 sale by The Limited of 60% of its interest in Brylane to an affiliate of Freeman, Spogli & Co.

     o    the 1997 sales of The Limited's interests in:

          - the Newport Office Tower in Jersey City, New Jersey to TrizecHahn Office Properties for approximately $159 million in cash

          - The Mall at Tuttle Crossing in Columbus, Ohio to a unit of Taubman Centers Inc. for approximately $76 million in cash

     o    the 1997 sale of Intimate Brands' Penhaligon's business

     o    the 1997 closure of Intimate Brands' Cacique business

     o the 1997 decision to streamline The Limited's Henri Bendel business. In 1998, The Limited closed all of its Henri Bendel locations other than its flagship store in New York City

     o the complete separation of Abercrombie & Fitch from The Limited in 1998 through an exchange of shares of The Limited's common stock for shares of the Class A common stock of Abercrombie & Fitch owned by The Limited which resulted in the acquisition of 47.1 million shares of The Limited's common stock from The Limited's shareholders

     o the closure of 750 underperforming stores between 1995 and 1998, primarily in women's apparel, excluding the closure of Cacique stores

     o the signing of an agreement with an affiliate of Freeman, Spogli & Co. under which The Limited has agreed to sell a 60% interest in Galyan's Trading Co. to the Freeman, Spogli affiliate

     In early 1998, the chairman of The Limited informed shareholders that as part of its ongoing consideration of strategic alternatives, The Limited intends to streamline operations and focus on core brands. During this time, The Limited began to explore various transaction structures to continue to implement these goals with respect to The Limited's interest in our business. In late 1998, The Limited acknowledged that Limited Too had become an established business with a unique customer base, a focused brand image and a profitable growth strategy. The Limited began to conduct discussions with various financial institutions, and retained J.P. Morgan Securities Inc., as financial adviser, and Davis Polk & Wardwell, as legal counsel, to begin an analysis of various alternatives, including the possibility of designing, formulating and implementing a plan to separate us from The Limited.

      The Limited decided to proceed with exploring the separation of its Limited Too business based on the following material factors:

     o Separation of the Limited Too business is consistent with The Limited's strategy of focusing on fewer businesses

     o The Limited believed that having two separate public companies would enable the financial markets to evaluate each company more effectively, thereby maximizing shareholder value over the long term for both The Limited and Too, Inc.

     o The Limited concluded that separate management and ownership structures for Too, Inc. would provide incentives to Too, Inc.'s management and direct accountability to public investors

     o The Limited recognized that being a separate company would provide our management with increased strategic flexibility and decision-making power to realize the significant growth opportunities that it has identified

     o The Limited determined that the complete separation of us from The Limited would be in the best interests of The Limited, the Limited Too business and The Limited's shareholders

     The Limited reviewed a number of issues in determining the best structure for separating the Limited Too business. The Limited considered a separation by means of a 100% spin-off, a sale of our company through a negotiated transaction and an initial public offering followed by a subsequent spin-off. In this strategic review, The Limited worked with its financial adviser and legal counsel to analyze and evaluate issues related to the three alternative transactions and structures.

     J.P. Morgan made a presentation to the management of The Limited discussing its analysis. The Limited's management subsequently made a presentation to its board of directors using information from J.P. Morgan's presentation, management's preliminary discussions with other investment banks and internal research and analysis. Both J.P. Morgan's and management's presentations included a discussion of the following issues:

     o    the strategic direction of The Limited and Limited Too businesses

     o    the financial impact on The Limited and Too, Inc.

     o the market risk and timing involved in each of the three alternative transactions

     o the tax implications for shareholders and The Limited of each of the three alternative transactions

     o    the post-spin-off market values of Limited Too and The Limited

     Both J.P. Morgan's presentation and management's presentation to The Limited's board of directors recommended pursuing actions toward separating the Limited Too business from The Limited by means of a 100% spin-off. J.P. Morgan and The Limited determined that a 100% spin-off had the following advantages relative to the alternatives they considered:

     o The tax-free nature of the spin-off may benefit The Limited and its shareholders, whereas a negotiated sale or an initial public offering followed by a subsequent spin-off may have adverse tax consequences

     o A spin-off may involve a lower level of market and execution risk, particularly due to the timing involved. For example, based on its past experience, The Limited was concerned that an initial public offering followed by a spin-off might take up to two years to complete, during which time The Limited and Too, Inc. would be faced with additional risks, such as potential fluctuations in the stock market and operating results

     After considering the alternative transactions and structures outlined in the presentations, The Limited's board gave the approval to proceed with actions toward separating our business from The Limited by means of a 100% spin-off. J.P. Morgan provided advice regarding the amount of the dividend that Too, Inc. could pay to The Limited in connection with the spin-off, which was closely reviewed with the management of The Limited and Too, Inc. This analysis and recommendation was later summarized and reviewed with the board of directors of The Limited by J.P. Morgan. The recommendation was based principally on a review of Too Inc.'s projected balance sheet and cash flow ratios after the payment of a $50 million dividend to The Limited and the establishment of Too, Inc.'s credit facility, and included various comparisons to similar speciality retailers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Liquidity and Capital Resources" and "Unaudited Pro Forma Consolidated Financial Statements."

     The spin-off is intended to allow us to grow as an independent company, since we have demonstrated that we have a unique customer base, a focused brand image and a profitable growth strategy. At the same time, our separation allows The Limited to focus its resources on its other brands where it can add more value.

Description of the Spin-Off

     The distribution agreement between The Limited and us provides the general terms and conditions relating to the spin-off. See "Relationship Between Too, Inc. and The Limited--Distribution Agreement."

     The Limited will effect the spin-off on or about August 23, 1999 by providing for the distribution of the shares of our common stock to EquiServe, First Chicago Division. EquiServe will distribute these shares to each holder of record of The Limited's common stock at the close of business on August 11, 1999, the record date for the spin-off. The shares of our common stock will be validly granted, fully paid and nonassessable, and the holders of these shares will not be entitled to preemptive rights. See "Description of Capital Stock."

     In the spin-off, The Limited will distribute 100% of the outstanding shares of our common stock to The Limited's shareholders. Each eligible recipient of our shares will receive one share of our common stock for every seven shares of The Limited's common stock that the recipient holds at the close of business on the record date for the spin-off. The actual total number of shares of our common stock to be distributed will depend on the number of shares of The Limited's common stock that are outstanding on the record date. Based on the number of shares of The Limited's common stock outstanding as of June 7, 1999, we estimate that we will distribute approximately

30 million shares of our common stock to The Limited's shareholders.
Immediately after the spin-off, we estimate that approximately      shareholders
of record will hold shares of our common stock, although some of the shares may be registered in the name of a single shareholder who represents a number of shareholders.

     As part of the spin-off, we will be adopting a book-entry share transfer and registration system for our common stock. For registered holders of The Limited's common stock, instead of sending physical share certificates, EquiServe will credit the shares of our common stock distributed on the date of the spin-off to book-entry accounts established for all registered holders of our common stock. EquiServe will then mail an account statement to each of those registered holders stating the maximum number of whole shares of our common stock to which that holder is entitled in connection with the spin-off. After the spin-off, registered holders of our common stock may request:

     o a transfer of all or a portion of their shares to a brokerage or other account

     o receipt of one or more physical share certificates representing their shareholding

     For those holders of The Limited's common stock who hold their shares through a broker, bank or other nominee, EquiServe will transfer the shares of our common stock to the registered holders of record who will make arrangements to credit their customers' accounts with our common stock. We and The Limited anticipate that brokers, banks and other nominees will generally credit their customers' accounts with our common stock on or about August 25, 1999.

     We will not issue any certificates representing fractional shares of our common stock as part of the spin-off. EquiServe will aggregate all fractional interests into whole shares and sell them in the open market at then prevailing prices on behalf of holders who would be entitled to receive a fractional interest in our common stock. These holders will receive cash payments in the amount of their proportionate share of the total sale proceeds from the sale of the aggregated fractional interests. EquiServe will pay the proceeds from these sales based upon the average gross selling price per share of our common stock. See "--Material Federal Income Tax Consequences of the Spin-Off." The Limited will bear the cost of commissions incurred in connection with these sales. We anticipate that these sales will occur as soon after the date of the spin-off as practicable.

     The Limited, Too, Inc. or EquiServe will not guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor The Limited will pay any interest on the proceeds from the sale of fractional shares.

     If you become a registered holder of our common stock in connection with the spin-off and you prefer to receive one or more physical share certificates representing your shareholding of our common stock, you will receive one or more certificates for all whole shares of our common stock and, if applicable, cash for any fractional interest. EquiServe will mail you certificates representing your proportionate number of whole shares of our common stock as soon after the date of request as practicable.

     We anticipate that in connection with the spin-off, options related to The Limited's common stock and restricted shares of its common stock held by employees of The Limited and vested options on The Limited's common stock held by Too, Inc. employees will be equitably adjusted to reflect the spin-off. We further anticipate that, generally, unvested options on The Limited's common stock and restricted shares of its common stock held by Too, Inc. employees will be equitably converted into options and restricted shares of Too, Inc.

Material Federal Income Tax Consequences of the Spin-Off

     Before the spin-off, The Limited will receive an opinion of Davis Polk & Wardwell stating that the spin-off should qualify as tax-free to The Limited and its shareholders under Section 355 of the Internal Revenue Code. The Limited will not seek a private letter ruling relating to the spin-off from the IRS.

     The material federal income tax consequences of a tax-free spin-off are:

     o Except as described below with respect to fractional shares, shareholders of The Limited will not recognize gain or loss as a result of the spin-off.

     o Cash received instead of a fractional share will be treated as received in exchange for the fractional share. Gain or loss will be recognized to a recipient shareholder to the extent of the difference between the shareholder's basis in the fractional share and the amount received for the fractional share. If the fractional share interest is held as a capital asset by the recipient shareholder, the gain or loss will be a capital gain or loss.

     o You, as a shareholder of The Limited, will apportion your tax basis in The Limited's common stock between The Limited's common stock and our common stock received in the spin-off in proportion to the relative fair market values of The Limited's common stock and our common stock on the date of the spin-off.

     o If you hold The Limited's common stock as a capital asset as of the date of the spin-off, your holding period for our common stock received in the spin-off will include the period during which you held the common stock which enabled you to receive our common stock in the spin-off.

     o The Limited generally will not recognize any gain or loss as a result of the spin-off.

     Opinions of counsel are not binding on the IRS or the courts. Whether a spin-off qualifies as tax-free depends in part upon the reasons for the spin-off and satisfaction of numerous other fact-based requirements. In rendering its opinion, Davis Polk & Wardwell has relied in part upon The Limited's representations as to these matters. It is possible that the IRS could view the facts differently and assert that the spin-off does not qualify as tax-free. Davis Polk & Wardwell, however, is of the opinion that if the IRS were to assert that the spin-off did not qualify as tax-free, the IRS should not prevail in a judicial proceeding in which the issues and facts were properly presented.

     If the spin-off does not qualify as tax-free, the fair market value of the shares of our common stock received by The Limited's shareholders would be taxable as a dividend to the extent of current-year and accumulated earnings and profits. As a result, your tax basis in the shares of The Limited's common stock would not change, and your tax basis in the shares of our common stock would be their fair market value on the date of the spin-off. In addition, The Limited would recognize a capital gain equal to the excess of the fair market value of the shares of our common stock over its basis in these shares.

     Current Treasury regulations require each shareholder of The Limited who receives our common stock in the spin-off to attach a descriptive statement concerning the spin-off to the shareholder's federal income tax return for the year in which the spin-off occurs. The Limited, or Too, Inc. on behalf of The Limited, will make available the required information to each shareholder of record of The Limited as of the record date for the spin-off.

     You should consult your tax adviser regarding the particular federal, foreign, state and local tax consequences of the spin-off to you.

     For a description of the agreements under which we and The Limited have provided for tax sharing and other tax matters, see "Relationship Between Too, Inc. and The Limited--Transitional Services and Separation Agreements--Tax Separation Agreement."

                RELATIONSHIP BETWEEN TOO, INC. AND THE LIMITED

     This section of the information statement summarizes material agreements between The Limited and us that will govern the ongoing relationships between the two companies after the spin-off and will provide for an orderly transition to our status as a separate, independent company. You should also read the agreements, which we have filed as exhibits to the Form 10 of which this information statement forms a part.

     We believe that the terms of these agreements will be similar to terms achievable through arm's length negotiations with third parties. Additional or modified agreements, arrangements and transactions may be entered into between The Limited and us after the spin-off, which we will attempt to negotiate at arm's length as well.

Distribution Agreement

     We and The Limited will enter into a distribution agreement in connection with the spin-off. This agreement will:

     o provide for the principal corporate transactions and procedures for effecting the spin-off

     o provide for the allocation of assets and liabilities between The Limited and us on the date of the spin-off

   Cross Indemnification

     We and The Limited have agreed to indemnify one another against specified liabilities. We have agreed to indemnify The Limited and its subsidiaries (The Limited and its subsidiaries being "The Limited Group") and their directors, officers and affiliates (collectively, "The Limited Indemnitees") from and against any and all damage, loss, liability and expense incurred by any of The Limited Indemnitees arising out of or due to our failure to discharge any obligations or liabilities of us and our subsidiaries (the "Too, Inc. Group") under the distribution agreement, as well as all liabilities, whenever arising, of the Too, Inc. Group, liabilities arising from or in connection with our conduct of our business or our ownership or use of assets in connection with our business and liabilities relating to our individual account plan.

     The Limited has agreed to indemnify the Too, Inc. Group and our directors, officers and affiliates (collectively, "Too, Inc. Indemnitees") from and against any and all damage, loss, liability and expense incurred by any of Too, Inc. Indemnitees arising out of or due to The Limited's failure to discharge any obligations or liabilities of The Limited Group under the distribution agreement, as well as all liabilities, whenever arising, of The Limited Group, liabilities arising from or in connection with the conduct of The Limited Group's businesses, other than our business, or The Limited Group's ownership or use of assets in connection with their businesses and liabilities relating to the Limited Group's savings and retirement plan.

     In addition, we and The Limited have generally agreed to indemnify each other and the other's affiliates and controlling persons from specified liabilities under the securities laws relating to the Form 10 and this information statement or to contribute under specified circumstances to the amount paid or payable by the other in respect of the liabilities.

     None of these indemnities applies to indemnification for tax liabilities, which are addressed in the tax separation agreement described below under "--Transitional Services and Separation Agreements--Tax Separation Agreement." We do not believe that any of these indemnities will have a material adverse effect on our business, financial condition or results of operations.

     The distribution agreement also includes procedures for notice and payment of indemnification claims and generally provides that the indemnifying party may assume the defense of a claim or suit brought by a third party. Any indemnification amount paid under the indemnities will be paid net of the amount of any insurance or other amounts that would be payable by any third party to the indemnified party in the absence of the indemnity and net of any tax benefit to the indemnified party that is attributable to the relevant payment or liability. The indemnification amount will be increased so that the indemnified party receives 100% of the after-tax amount of any payment or liability.

   Conditions to the Spin-Off

     The distribution agreement provides that the following conditions must be satisfied or waived before or as of the date of the spin-off for the spin-off to occur:

     o the SEC must have declared effective the Form 10 filed with it under the Securities Exchange Act of 1934

     o the New York Stock Exchange must have approved the listing of our common stock, subject to official notice of issuance

     o The Limited's board must be satisfied that the spin-off will be paid out of The Limited's surplus in accordance with Section 170 of the Delaware General Corporation Law

     o The Limited's board must have approved the spin-off and must not have abandoned, deferred or modified the spin-off at any time before the spin-off occurs

     o    The Limited, as our sole shareholder, must have elected our board

     o    our certificate of incorporation and bylaws must be in effect

     o The Limited and we must have entered into the tax separation agreement and other transitional services and separation agreements

     o The Limited must have received an opinion of Davis Polk & Wardwell relating to the tax-free nature of the spin-off

     o our lenders must have made available a credit facility in an amount and on terms satisfactory to The Limited and to us

   Transfer of Assets

     Assuming that either The Limited or we can obtain the necessary consents of third parties or governmental or regulatory bodies:

     o The Limited Group will use its best efforts to transfer to the Too, Inc. Group all assets that relate solely to the business of the Too, Inc. Group and that are not already owned by the Too, Inc. Group. We will assume any liabilities associated with these assets.

     o The Too, Inc. Group will use its best efforts to transfer to The Limited Group all assets that relate solely to the business of The Limited Group and that are not already owned by The Limited Group. The Limited will assume any liabilities associated with these assets.

     o The Limited will have exclusive authority to negotiate and prosecute any rights, claims or refunds relating to real estate that The Limited Group or the Too, Inc. Group currently leases or subleases, or has previously leased or subleased.

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     o    We will assume our proportionate share of any judgment or settlement that is ultimately reached in connection with claims against us or the Too, Inc. Group or claims for which The Limited or The Limited Group can be found jointly and severally liable with us or the Too, Inc. Group.

     o The Limited will transfer to us or to the Too, Inc. Group all of the outstanding stock in American Factoring, Inc., currently a wholly owned subsidiary of The Limited.

   Employee Benefits

     The distribution agreement provides that The Limited will generally cease to have any liability under its employee benefit plans with respect to employees of the Too, Inc. Group after the spin-off. However, the full account balances of current employees of the Too, Inc. Group in The Limited's qualified and non-qualified plans will be transferred to similar successor plans of Too, Inc.

   Restriction on Solicitation or Employment of Employees

     For a period of three years beginning on the date of the spin-off, we and The Limited agree not to, and to cause our subsidiaries not to:

     o solicit or otherwise attempt to induce or influence any associate of the other party or a subsidiary to leave employment with his or her then-current employer, without the consent of the other party

     o employ any exempt or salaried associate of the other party or a subsidiary, except for any associate who was assigned solely to a single store location, without the consent of the other party

   Net Investment by The Limited Account

     The distribution agreement eliminates all investment accounts and loan balances between The Limited and its subsidiaries, on the one hand, and us and our subsidiaries, on the other, outstanding as of the spin-off. For additional information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Financial Condition--Liquidity and Capital Resources," "Unaudited Pro Forma Consolidated Financial Statements" and "Capitalization."

   Rights of The Limited If a Third Party Tries to Acquire Us

     The distribution agreement generally provides that no person or group may acquire beneficial ownership of more than 35% of our common stock unless, before the acquisition takes place, the acquiror has provided to The Limited a guarantee of our indemnity and other obligations under the distribution agreement and other agreements. In addition, if any person or group acquires such beneficial ownership of us, The Limited may immediately stop providing transitional services.

   Access to Information; Provision of Witnesses; Confidentiality

     Under the distribution agreement, we and The Limited will, for a reasonable period of time and with specified exceptions, allow the other party and their specified representatives reasonable access to all records in our or its possession relating to the business and affairs of the other party as reasonably required. Access will be allowed for such purposes as auditing, accounting, litigation, disclosure, reporting and regulatory compliance. Each party will also use reasonable efforts to make available to the other its officers, directors, employees and representatives as witnesses and will otherwise cooperate with the other party in connection with any proceeding arising out of its or the other party's business before the spin-off.

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     Except as otherwise provided in the distribution agreement, we, The
Limited and our respective officers, directors, employees, agents and representatives will hold all information in our, its or their possession concerning the other party in strict confidence.

   Transaction Expenses

     The Limited will generally be responsible for all transaction expenses relating to the spin-off that The Limited Group or the Too, Inc. Group incurs. However, we will be responsible for all fees and expenses incurred in connection with our credit facility, which is described under "Management's Discussion and Analysis of Financial Condition and Results of
Operations--Financial Condition--Description of Credit Facility."

   Termination

     Neither party will be able to terminate the distribution agreement for a period of three years after the date of the spin-off, except upon mutual consent by us and The Limited. After that, either party will be able to terminate the distribution agreement with six months' prior written notice.

Transitional Services and Separation Agreements

     Our relationship with The Limited will also be governed by agreements that we will enter into in connection with the spin-off, including:

     o    a store leases agreement

     o    a trademark and service mark licensing agreement

     o    a services agreement

     o    a tax separation agreement

     o    an amendment to an existing building lease agreement

     The material terms of these agreements are described below.

   Store Leases Agreement

     We and The Limited or its affiliates intend to enter into a store leases agreement effective before or as of the date of the spin-off. Under this agreement, we will:

     o formalize our sublease arrangements regarding 127 of our stores where we occupy space that The Limited or an affiliate of The Limited, other than us, has leased from landlords (the "Direct Limited Leases")

     o receive compensation from The Limited in the form of cash payments and loans if The Limited decides to close any of its 131 stores to which we are adjacent and we remain in the same mall

     o compensate The Limited for providing guarantees under our direct leases for 110 stores (the "Direct Too, Inc. Leases") if we exceed specified threshold sales levels

     Direct Limited Leases. We currently operate 127 stores under the Direct Limited Leases. Under the store leases agreement, which formalizes our interest in those spaces, we will sublet the space which our stores currently occupy, and assume responsibility for our proportionate share, based on the size of our respective selling space

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



areas, of all costs and expenses (principally rent, maintenance and utilities) under the Direct Limited Leases. This method of allocating costs and expenses is consistent in all material respects with the allocation of similar costs and expenses contained in our historical consolidated financial statements. See our historical consolidated financial statements and the notes to those financial statements included in this information statement. Management's estimate of the store lease and other occupancy costs charge that we would have paid in fiscal 1998 if this agreement had been in effect during that period is approximately $10.4 million.

     Effective as of the date of the spin-off, if our store sales in those stores governed by the Direct Limited Leases exceed specified threshold sales levels, we will be required to make additional payments to The Limited in connection with our interests. The threshold sales level for each store will be determined in the store leases agreement, and we will pay The Limited a portion of the sales amount that exceeds the threshold sales level for each store for the remaining term of the relevant lease. Management's estimate of the amount that we would have paid in fiscal 1998 if this agreement had been in effect during that period is approximately $484,000. If our sales increase in these stores, the amount of our cash payments would also increase. Assuming a 5.0% comparable store sales growth for each of our stores operating under the Direct Limited Leases, we estimate that the amount that we would be required to pay to The Limited in fiscal 1999 is approximately $591,000.

     Under the store leases agreement, we are committed to pay rent and related costs through the expiration of the associated Direct Limited Leases. Approximately 100 of the Direct Limited Leases of which we are a part are scheduled to expire during 2005 or later. We may not assign or sublet our interest in those premises, except to an affiliate, without The Limited's consent, which The Limited may withhold in its sole discretion. If The Limited intends to sublet or assign its portion of the leased premises under any of the Direct Limited Leases to any non-affiliate, it will be required to give us 60 days' notice, and we will be allowed to terminate our interest on that basis.

     All termination rights and other remedies under the Direct Limited Leases will remain with The Limited. If The Limited decides to extend the Direct Limited Leases, it will not be required to allow us to continue to sublet. If we both decide to extend, we will pay our proportionate share of any costs of separation. If The Limited decides to terminate any of the Direct Limited Leases early, The Limited must offer to assign such lease to us. If, as a result of such early termination by The Limited, we are forced to close our store or relocate, The Limited will pay us compensation, as outlined below.

     Under the store leases agreement, we and The Limited have agreed to indemnify one another against specified liabilities arising in connection with any accident or occurrence, or in connection with any construction, repair or other act or omission, in our respective premises. Furthermore, we will indemnify The Limited against any damages of any kind arising from a breach or default on our part that would result in The Limited being found in default or having to pay any charges or damages under a Direct Limited Lease.

     Adjacent Stores and Departments. As of May 1, 1999, 131 of our stores were adjacent to The Limited stores, including six stores which were departments within The Limited stores. As described above, 127 of these stores are leased to The Limited or an affiliate of The Limited, other than us, and we have no direct lease arrangements with the landlords of these stores. The Limited may decide to close any or all of these 131 stores without consulting with us, and The Limited is not obligated to consider the profitability of our adjacent stores or departments before making its decision.

     If The Limited closes one or more of these 131 stores, several things may happen, including:

     o we may, if available and on acceptable terms, lease the entire retail space that includes our own space and The Limited's store space directly from the landlord or from The Limited, which may involve remodeling costs for which we would be responsible, less any cash payments and loans received from The Limited

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



     o we may, if available and on acceptable terms, lease our own store space directly from the landlord which may involve costs to physically separate our stores from space occupied by The Limited stores so that our store space is free-standing. This separation may involve building walls in the cross-over space between the two stores, creating separate back rooms and utilities and in some instances, creating separate access to corridors

     o we may be forced to close our existing location and incur costs to relocate to an alternative location in the same mall

     o we may not be able to obtain alternative space in the same mall on acceptable terms and may be forced to relocate to another mall, in which case we would not receive any compensation from The Limited, as described below

     o we may incur incremental rent expenses whether we remain in our current store or relocate to a new store

     o we may lose sales during any period that we are remodeling an existing store or constructing a relocated store

     Under the store leases agreement, The Limited would compensate us with a combination of cash payments and loans if The Limited decides to close any of those 131 stores and we remain in the same mall. The cash payment and loans will be payable in respect of any such store that The Limited closes, and will vary, depending on the remaining term of the affected store lease at the time the Limited closes its adjacent store, as follows:

                                                         Cash           Loan
     Remaining Lease Term                               Payment        Amount
     --------------------                               --------      ---------

     Less than one year...........................           --      $100,000
     One to two years.............................     $ 50,000       100,000
     Three to four years..........................      100,000       100,000
     Greater than four years......................      100,000       150,000


     As of May 1, 1999, approximately 100 of our stores adjacent to or departments within The Limited stores are under the Direct Limited Leases with remaining terms greater than four years. In addition, if The Limited closes in the aggregate 98 (75% of the 131 stores) of its stores to which we are adjacent or within which we have departments and we remain in the same mall (the "Closure Threshold"), we will receive, within 90 days of any additional closure by The Limited of an adjacent store, an additional cash payment of $50,000 in respect of such closure if our adjacent affected store has a remaining lease term greater than four years at the time The Limited closes its store. The loans would have a five-year term, would bear interest at The Limited's five-year borrowing rate, would be repayable at our option at any time, would be senior to any other indebtedness incurred by us after the spin-off (except under our credit facility and any refinancings of the facility) and would otherwise have customary terms and conditions. Our right to the cash payments and loans described above will terminate if we breach our obligations under the store leases agreement in connection with two or more of our stores.

     We estimate that the costs of separation for those stores that are currently adjacent to The Limited stores would range from $50,000 to $350,000 per store, and would be, on average, approximately $170,000 per store. The actual costs of separation would depend on the nature of the shared space involved. For our six stores which are departments within The Limited stores, we may need to relocate if The Limited closes its stores, which may cost up to $500,000 in each instance.

     We cannot assure you that the amounts that we would receive from The Limited would be sufficient to cover the costs of separating, relocating or reimbursing us for incremental rent increases for each store, or that the estimated costs of separation and relocation accurately reflect what the actual costs may be. We also cannot assure you that we will be able to enter into new leases for alternative mall locations on agreeable terms or at all. See

"Risk Factors--Risk Factors Relating to Separating Our Company from The Limited--We May Incur Costs or Be Forced to Relocate Stores Which Are Adjacent to or Departments Within The Limited Stores." By agreeing to the above-described compensation payments, we will waive our ability to make any claims against The Limited regarding any other actual claims, losses or costs attributable to the closing of The Limited stores.

     In addition, the agreement will contain other provisions including:

     o the party seeking to exercise a renewal option of a lease will pay the costs of separating the adjacent stores. If both parties seek to renew the lease, then we will divide the costs of separation equally

     o if a party seeks to undertake a remodeling project which costs $160,000 or more, then that party will pay for the costs of separating the adjacent stores

     Lease Guarantees. Approximately 110 of the existing 194 Direct Too, Inc. Leases into which we have entered have been guaranteed by The Limited. Under the store leases agreement, the lease guarantees that The Limited provides which are in effect on the date of the spin-off will remain in effect for the remaining initial term of the lease, unless we negotiate the elimination of these guarantees with the landlord on acceptable terms or if we amend, extend or renew the existing lease after the spin-off. The Limited will not guarantee any of our new leases that we enter into after the spin-off. In addition, The Limited's guarantee of any existing lease will expire upon the amendment, renewal or extension of any such lease or upon any waiver by a landlord of any provision of the lease.

     Some of our stores are governed by leases that require us to notify the landlord or obtain the landlord's consent for a change of control of the lessee. We cannot assure you that the landlord will consent to the change of control caused by the spin-off. See "Risk Factors--Risk Factors Relating to Separating Our Company from The Limited--We May Not Be Able to Obtain Suitable Real Estate to Implement Our Growth Strategy."

     Effective as of the date of the spin-off, if our store sales in those stores governed by our Direct Too, Inc. Leases exceed specified threshold sales levels, we will be required to make additional payments to The Limited as consideration for the guarantees that The Limited provides under such leases. The threshold sales level for each store will be determined in the store leases agreement, and we will pay The Limited a portion of the sales amount that exceed the threshold sales level for each store, less any performance rents we are required to pay to our third-party landlord, for the remaining term of the relevant lease. Management's estimate of the amount that we would have paid in fiscal 1998 if this agreement had been in effect during that period is approximately $134,000. If our sales increase in these stores, the amount of our cash payments would also increase. Assuming a 5.0% comparable store sales growth for each of our stores operating under the Direct Too, Inc. Leases, we estimate that the amount that we would be required to pay to The Limited in fiscal 1999 is approximately $201,000.

   Trademark and Service Mark Licensing Agreement

     We and The Limited intend to cause our wholly owned subsidiaries to enter into an exclusive trademark and service mark licensing agreement effective as of the date of the spin-off that will allow us to operate under the "Limited Too" brand name. The agreement will have an initial term of five years after the spin-off, renewable annually at our option. All licenses granted under the agreement will be granted free of charge. In return, we will be required to provide The Limited with the right to inspect our stores and distribution facilities and an ability to review and approve our advertising.

     The trademark and service mark licensing agreement gives The Limited's wholly owned subsidiary the right to terminate the agreement if:

     o we breach any of our obligations under the agreement and do not cure the breach within 60 days after receiving notice of the breach

     o    we become bankrupt or insolvent

     o    we experience a change of control

     The trademark and service mark licensing agreement also provides that our subsidiary cannot sublicense the "Limited Too" brand name to anyone without the written consent of The Limited's subsidiary.

     Under the trademark and service mark licensing agreement, we will only be able to use the brand name "Limited Too" in connection with any business in which we sell to our current target customer group or to infants and toddlers. In addition, we may not expand our business to include merchandise currently offered by The Limited or its subsidiaries, unless it is for our current target customer group. See "Risk Factors--Risk Factors Relating to Separating Our Company from The Limited--We Will License the 'Limited Too' Brand Name from The Limited, Which May Restrict Our Business." The Limited is not permitted to use the "Limited Too" brand name during the term of the trademark and service mark licensing agreement.

   Services Agreement

     We and The Limited intend to enter into a services agreement effective as of the date of the spin-off. The agreement will relate to transitional services that The Limited or its subsidiaries or affiliates will provide to us. The purpose of the services agreement will be to ensure that The Limited continues to provide the administrative, financial, management and other services that we require for a limited time. Under this agreement, The Limited Group will provide services in exchange for fees which we believe are similar in material respects to what a third-party provider would charge, and will be based on several billing methodologies. Under one of these billing methodologies, which is the most prevalent, The Limited will provide us with services at costs comparable to those charged to other businesses operated by The Limited from time to time. We will generally be obligated to purchase those services at fees equal to The Limited's costs of providing the services plus 5% of these costs.

     Management's estimate of the net charge that we would have paid in fiscal 1998 if the services agreement had been in effect during that period is approximately $9.0 million. This is approximately the amount included in our historical consolidated financial statements for fiscal 1998. These fees will be paid monthly in arrears.

     The services that The Limited will initially provide to us include:

     o    compensation and benefit plan administration

     o Year 2000 readiness assistance, except for services related to our inventory planning legacy system

     o management information systems, including telecommunications services

     o    store design services

     o    merchandise distribution, engineering, customs and freight services

     o completion of transactions pending before the spin-off related to identifying store sites and negotiating store leases, for up to a year after the spin-off

     o administration of the construction and design of any of our stores that begins before December 31, 1999, for up to one year after the spin-off

     o    tax return preparation services

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



     o treasury services until the earlier of when we establish our own cash management system or a year after the spin-off

     In addition to the identified services, The Limited will agree that any insurance applicable to our assets, liabilities, business or employees will be for our benefit as well as theirs. The Limited will agree to use reasonable efforts to cause us to become a direct beneficiary of all applicable policies or to arrange for us to be entitled to the benefit of those policies.

     The agreement also provides that:

     o we will indemnify The Limited from and against all damages arising out of the services rendered by it or its directors, officers, agents or employees under the services agreement, except for damages caused by The Limited's gross negligence or willful misconduct

     o we will indemnify The Limited against any liabilities caused by or arising from The Limited's providing Year 2000 readiness assistance to us and in connection with the failure of any of our systems to be Year 2000 ready (see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness--Reasonably Likely Worst Case Scenario and Contingency Plans")

     o we will not make any claims against The Limited caused by or arising from The Limited's providing Year 2000 readiness assistance to us and in connection with the failure of any of our systems to be Year 2000 ready

     o we will reimburse The Limited for any amounts paid by The Limited under any guarantees (other than guarantees under our stores leases which are separately discussed) or other arrangements supporting our obligations we will not take actions that could materially and adversely affect our ability to pay any obligations guaranteed or otherwise supported by The Limited unless appropriate provision is made such that, in the reasonable judgment of The Limited, The Limited's exposure under any such guarantee or support arrangement is not materially increased

     The Limited will provide the services covered under the services agreement, which will generally be for one year after the spin-off, except for:

     o compensation and benefit plan administration, which will have a term of nine months after the spin-off

     o telecommunications services, which may be extended for up to three years from the date of the spin-off if our principal place of business is located in office space that is leased to us by any affiliate of The Limited

     o merchandise distribution and freight services, which will have a term of three years after the spin-off

     o    engineering services, which will be provided until the earlier of:

          - the completion of the analysis and design of the new distribution facility or

          -    the first anniversary of the spin-off

     o    customs services, which will continue until the earlier of:

          - the completion of training of one or more managers in customs compliance regulations or

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



          -    the first anniversary of the spin-off

     o tax return preparation services, which will continue until the completion of income tax filings for fiscal 1999

     o benefits audit report preparation services, which will continue until the completion of reports for 1999

     o treasury services, which will be provided until we develop our own cash management system which we believe will occur within six months after the date of the spin-off

   Tax Separation Agreement

     After the spin-off, we will no longer be included in The Limited's consolidated group for United States federal income tax purposes. We and The Limited will enter into a tax separation agreement to reflect our separation from The Limited with respect to tax matters. The primary purpose of the agreement is to reflect each party's rights and obligations relating to payments and refunds of taxes that are attributable to periods beginning before and including the date of the spin-off and any taxes resulting from transactions effected in connection with the spin-off. With respect to any period before the spin-off, The Limited will:

     o continue to be the sole and exclusive agent for us in all matters relating to the income, franchise, property, sales and use tax liabilities of the Too, Inc. Group

     o bear any costs relating to tax audits, including tax assessments and any related interest and penalties and any legal, litigation, accounting or consulting expenses

     o continue to have the sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state income tax returns

     o generally have the powers, in The Limited's sole discretion, to contest or compromise any claim or refund on our behalf

     The tax separation agreement will provide for payments between the two companies to reflect tax liabilities which may arise before and after the spin-off. It will also cover the handling of audits, settlements, elections, accounting methods and return filing in cases where both companies have an interest in the results of these activities.

     After the spin-off, if one or more persons were to acquire a 50% or greater interest in either The Limited or us as part of a plan that included the spin-off, The Limited would recognize gain on the shares of our common stock that it distributes in the spin-off. To minimize the risk of this gain recognition, we will agree to refrain from engaging in specified transactions for two years after the spin-off without first:

     o obtaining a ruling from the IRS to the effect that the proposed transactions will not result in the spin-off being taxable to The Limited or its shareholders, or

     o obtaining an opinion of counsel recognized as an expert in federal income tax matters and acceptable to The Limited to the same effect

Transactions that may be affected by this restriction relating to an acquisition of a 50% or greater interest include:

     o    a liquidation

     o    a merger or consolidation with, or acquisition by, another company

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



     o    issuances and redemptions of shares of our common stock

     o    the granting of stock options

     o the sale, distribution or other disposition of assets in a manner that would adversely affect the tax consequences of the spin-off the discontinuation of material businesses

   Amendment to Building Lease Agreement

     We currently lease office and warehouse space located at 3885 Morse Road in Columbus, Ohio from Distribution Land Corp., a wholly owned subsidiary of The Limited, under a building lease agreement which is scheduled to expire on June 30, 2000. We intend, on or before the spin-off, to amend that agreement to extend the term of the lease until two years after the date of the spin-off, with an additional year available at our option.

     Under the amendment, we will lease office space at an annual base rental rate of $11 per square foot and warehouse space at an annual base rental rate of $2.85 per square foot. Management believes that these rates are commensurate with market rates, although we did not seek bids from third parties. In 1998, we paid approximately $0.6 million under our lease. We will also remain responsible for the payment of all taxes, insurance and operating expenses in connection with our leased premises.

     Under the amendment, Distribution Land Corp. will have the right to relocate us under specified circumstances. If we are required to relocate, Distribution Land Corp. will provide alternative space that is comparable in quality at the same rent. However, we will be required to bear the costs associated with the relocation. Distribution Land Corp. will agree to use reasonable efforts to prevent any such relocation from having to take place before June 30, 2001.


                                TRADING MARKET

     There has been no public market for our common stock. An active trading market may not develop or be sustained in the future. However, we expect that a limited market for shares of our common stock will develop on or shortly before the record date for the spin-off, commonly known as a "when issued" trading market. We have been approved to list our common stock on the New York Stock Exchange under the ticker symbol "TOO".

     We cannot predict the prices at which our common stock may trade before the spin-off on a "when issued" basis or after the spin-off. These prices will be determined by the marketplace and may be significantly below the book value per share of our common stock. Prices at which trading in shares of our common stock occurs may fluctuate significantly. These prices may be influenced by many factors, including quarter to quarter variations in our actual or anticipated financial results or those of other companies in the retail industry or the markets that we serve. In addition, the stock market in general has experienced extreme price and volume fluctuations that have affected the market price of many retail stocks in particular and that have often been unrelated or disproportionate to the operating performance of these companies. These are just some factors that may adversely affect the market price of our common stock. See "Risk Factors--Risk Factors Relating to Separating Our Company from The Limited--Our Stock Price May Fluctuate Significantly After the Spin-Off, and You Could Lose All or Part of Your Investment as a Result."

     Shares of our common stock that you will receive in the spin-off will be freely transferable, except if you are considered an "affiliate" of us under Rule 144 under the Securities Act of 1933. Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more

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



intermediaries, control, are controlled by, or are under common control with, us. Our affiliates may only sell common stock received in the spin-off:

     o under a registration statement that the SEC has declared effective under the Securities Act of 1933

     o under an exemption from registration under the Securities Act of 1933, such as the exemption afforded by Rule 144

     The number of options to purchase shares of our common stock that will be outstanding immediately after the spin-off cannot be determined until after the spin-off. These options will be granted under the Too, Inc. 1999 Stock Option and Performance Incentive Plan and the Too, Inc. 1999 Non-Associate Director Stock Plan. See "Executive Compensation--Too, Inc. 1999 Stock Option and Performance Incentive Plan" and "Executive Compensation--Too, Inc. 1999 Stock Plan for Non- Associate Directors." Shares of our common stock issued upon exercise of these options will be registered on Form S-8 under the Securities Act of 1933 and will, therefore, be freely transferable under the securities laws, except by affiliates as described above.

     Except for the shares of our common stock distributed in the spin-off and the options described above, none of our securities will be outstanding on or immediately after the spin-off. We have not entered into any agreement or otherwise committed to register any shares of our common stock under the Securities Act of 1933 for sale by security holders. None of our common equity is being, or has been publicly proposed to be, publicly registered or offered by us, except for:

     o the shares registered in connection with the spin-off on the Form 10 of which this information statement forms a part

     o    common equity offered under employee benefit plans


                                   DIVIDENDS

     We anticipate that future earnings will be used principally to support operations and finance the growth of our business. Thus, we do not intend to pay cash dividends on our common stock in the foreseeable future. Payment of cash dividends will also be restricted by provisions in our credit facility. If our lenders permit us to declare dividends, the dividend amounts, if any, will be determined by our board. Our board will consider a number of factors, including our financial condition, capital requirements, funds generated from operations, future business prospects, applicable contractual restrictions and any other factors our board may deem relevant.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     Before the spin-off, we operated as part of The Limited. The following unaudited pro forma consolidated financial statements provide the historical consolidated financial statements for us, as adjusted for the spin-off and the related transactions and events described in the notes to the unaudited pro forma consolidated financial statements. You should read the unaudited pro forma consolidated financial statements together with our historical consolidated financial statements and the notes to those consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this information statement.

     The assumptions and other matters that we note in the above paragraph and in the notes to the unaudited pro forma consolidated financial statements include the following:

     o    the spin-off as described elsewhere in this document

     o the unaudited pro forma consolidated statements of operations give effect to the spin-off as if it had occurred on February 1, 1998 and the unaudited pro forma consolidated balance sheet gives effect to the spin-off as if it had occurred on May 1, 1999

     o long-term financing proceeds of $50 million which will be used to pay a $50 million dividend to The Limited

     o short-term financing proceeds of $1.75 million which will be used to pay $1.75 million of financing fees to the lenders under our credit facility

     Management believes that the assumptions that we have used provide a reasonable basis on which to present the unaudited pro forma consolidated financial statements.

     We are providing unaudited pro forma consolidated financial statements for informational purposes only. You should not construe them to be indicative of our results of operations or financial condition had the spin-off and the related transactions and events been completed on the dates assumed. They may not reflect the results of operations or financial condition which would have resulted had we been operated as a separate, independent company during such periods. Finally, they are not necessarily indicative of our future results of operations or financial condition.

                                   Too, Inc.
           Unaudited Pro Forma Consolidated Statements of Operations
                     (in thousands, except per share data)


                                                                  Fiscal Year Ended January 30, 1999
                                                            -----------------------------------------------
                                                                             Pro Forma
                                                            Historical      Adjustments       Pro Forma
                                                            ----------      -----------       ----------
                                                                            (unaudited)       (unaudited)
Net sales...............................................    $376,943                           $376,943
 Costs of goods sold, occupancy and buying costs........     251,729                            251,729
                                                            --------                           --------
Gross income............................................     125,214                            125,214
 General, administrative and store operating expenses...      96,758                             96,758
                                                            --------                           --------

Operating income........................................      28,456                             28,456
 Interest expense.......................................         --           $3,970 2(a)         3,970
                                                            --------                           --------
Income (loss) before income taxes.......................      28,456                             24,486
 Provision for (benefit from) income taxes..............      11,400          (1,600)2(b)         9,800
                                                            --------         -------           --------

Net income (loss).......................................    $ 17,056         $(2,370)          $ 14,686
                                                            ========         =======           ========

Pro forma net income per share..........................                                          $0.43
                                                                                               ========
Assumed weighted average number of shares...............                                          34,415 2(c)
                                                                                               =========








The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

                                   Too, Inc.
           Unaudited Pro Forma Consolidated Statements of Operations
                     (in thousands, except per share data)


                                Thirteen Weeks Ended May 1, 1999                           Thirteen Weeks Ended May 2, 1998
                           --------------------------------------------           -----------------------------------------------
                                          Pro Forma                                              Pro Forma
                           Historical    Adjustments          Pro Forma           Historical    Adjustments            Pro Forma
                           -----------   -----------         -----------          -----------   ------------          -----------
                           (unaudited)   (unaudited)         (unaudited)          (unaudited)   (unaudited)           (unaudited)
Net sales...............     $95,048                           $95,048              $82,257                             $82,257
 Costs of goods sold,
   occupancy and
   buying costs.........      63,324                            63,324               57,369                              57,369
                             -------                           -------              -------                             -------
Gross income............      31,724                            31,724               24,888                              24,888
 General,
   administrative and
   store operating
   expenses.............      30,412                            30,412               24,599                              24,599
                             -------                           -------              -------                             -------
Operating income........       1,312                             1,312                  289                                 289
 Interest expense.......          --         $ 993 2(a)            993                   --         $ 993  2(a)             993
                             -------         -----             -------              -------         -----               -------
Income (loss) before
  income taxes..........       1,312                               319                  289                                (704)
 Provision for (benefit
   from) income taxes...         500          (400)2(b)            100                  100          (400) 2(b)            (300)
                             -------         -----             -------              -------         -----               -------
     Net income (loss)..     $   812         $(593)            $   219              $   189         $(593)              $  (404)
                             =======         =====             =======              =======         =====               =======

Pro forma net income
  (loss) per share......                                       $  0.01                                                  $  (0.01)
                                                               =======                                                  =======
Assumed weighted
  average number of
  shares................                                        32,533 2(c)                                              39,120 2(c)
                                                               =======                                                  =======





The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

                                   Too, Inc.
                 Unaudited Pro Forma Consolidated Balance Sheet
                                 (in thousands)



                                                                                  At May 1, 1999
                                                                  -----------------------------------------------
                                                                                  Pro Forma
                                                                   Historical     Adjustment           Pro Forma
                                                                  -----------     ----------          -----------
                                                                  (unaudited)     (unaudited)         (unaudited)

Assets
Current assets:
   Cash...........................................................        $558         $50,000 (3a)          $558
                                                                                       (50,000)(3c)
                                                                                         1,750 (3b)
                                                                                        (1,750)(3b)
   Receivables....................................................       1,750                              1,750
   Inventories....................................................      23,584                             23,584
   Store supplies.................................................       5,433                              5,433
   Deferred income taxes..........................................       2,951                              2,951
   Other..........................................................         404                                404
                                                                       -------                            -------
      Total current assets........................................      34,680                             34,680
   Property and equipment, net....................................      48,945                             48,945
   Deferred income taxes..........................................       6,313                              6,313
   Other assets...................................................          --           1,750 (3b)         1,750
                                                                       -------                            -------
   Total assets...................................................     $89,938                            $91,688
                                                                       =======                            =======
   Liabilities and Shareholders' Equity
     Current liabilities:
      Accounts payable............................................      $4,382                             $4,382
      Accrued expenses............................................      24,206                             24,206
      Income taxes payable........................................         383                                383
      Borrowings under revolving credit agreement.................          --           1,750 (3b)(3e)     1,750
                                                                       -------                            -------

        Total current liabilities.................................      28,971                             30,721
      Long-term debt..............................................          --          50,000 (3a)        50,000
      Other long-term liabilities.................................       1,731                              1,731
   Shareholders' equity:
      Net investment by The Limited...............................      59,236         (50,000)(3c)
                                                                                        (9,236)(3d)
   Common stock...................................................          --             327 (3d)           327
   Paid in capital................................................          --           8,909 (3d)         8,909
                                                                       -------                            -------
      Total shareholders' equity..................................      59,236                              9,236
                                                                       -------                            -------
      Total liabilities and shareholders' equity..................     $89,938                            $91,688
                                                                       =======                            =======



The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

                                   TOO, INC.
        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

     The following summary of pro forma adjustments is based on available information and various estimates and assumptions. We and The Limited believe that these assumptions provide a reasonable basis for presenting all of the significant effects of the spin-off and the related transactions and events and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

     Historical amounts for us were derived from our historical consolidated financial statements included in this information statement, which are adjusted as described below.

2.   Pro Forma Consolidated Statements of Operations

     (a) To record interest expense on approximately $52 million of indebtedness that we expect to incur under our credit facility shortly before the date of the spin-off plus a charge for the financing fees paid in connection with the indebtedness. The financing fee is assumed at 175 basis points, amortized straight-line over an expected term of five years. Interest expense was calculated using a weighted average expected borrowing rate of approximately 7.0%, based on the London Interbank Offered Rate plus a spread. A 1/2 percentage point change in the borrowing rate would change interest expense by $260,000.

     (b) To record the tax effect of the pro forma interest expense adjustment at an estimated effective tax rate of 40.0%.

     (c) To reflect an assumed number of our common stock outstanding as a result of the spin-off. This is based on The Limited's weighted average number of basic shares outstanding of 240.9 million, 227.7 million and 273.8 million for fiscal year 1998, thirteen weeks ended May 1, 1999 and thirteen weeks ended May 2, 1998, at the spin-off ratio of one share of our common stock for every seven shares of The Limited's common stock.

     We estimate that approximately 214 million shares of The Limited's common stock will be outstanding at the date of the spin-off. Using the spin-off ratio of one share of our common stock for every seven shares of The Limited's common stock, approximately 30 million shares of our common stock would be issued and outstanding on that date. Using 30 million shares, pro forma net income (loss) per share for fiscal year 1998, thirteen weeks ended May 1, 1999 and thirteen weeks ended May 2, 1998 would be $0.48, $0.01 and $(0.01).

     The dilutive effect of our options and restricted stock that will be granted under the Too, Inc. 1999 Stock Option and Performance Incentive Plan and the Too, Inc. 1999 Stock Plan for Non-Associate Directors has not been considered in the computation of pro forma net income (loss) per share.

     In connection with the spin-off, unvested grants of stock options on and restricted stock of The Limited's common stock held by Too, Inc. employees will be replaced with awards of stock options and restricted stock of Too, Inc.'s common stock (collectively, the "awards"). The awards will have the same ratio of the exercise price per option to the market value per share and the same vesting provisions, option periods and other terms as The Limited's awards that they replace. The aggregate difference between market value and the exercise price of the awards will not exceed the aggregate difference between market value and the exercise price of The Limited's awards. Vested stock options on The Limited's common stock held by Too, Inc. employees will expire 90 days after the date of the spin-off. Additional Too, Inc. options to be granted on the date of the spin-off to employees and independent directors will have an exercise price equal to the market value of Too, Inc. stock on the date of the spin-off. In addition, some Too, Inc. restricted stock awards to be granted in connection with the spin-off may contain performance requirements.

3.   Pro Forma Consolidated Balance Sheet

     (a) To reflect approximately $52 million of indebtedness we expect to incur under our credit facility shortly before the date of the spin-off. Proceeds will be used to pay a $50 million dividend to The Limited.

     (b) To reflect borrowings under our revolving credit agreement, proceeds of which will be used to pay financing fees to the lenders under our credit facility.

     (c) To reflect payment of a $50 million dividend to The Limited.

     (d) To reflect the issuance of an estimated 32.7 million shares of common stock, par value $.01 per share, as of May 1, 1999. This is based on shares of The Limited's common stock outstanding of 228.7 million at May 1, 1999, at the spin-off ratio of one share of our common stock for every seven shares of The Limited's common stock. Paid in capital represents the excess historical carrying values of our net assets at the date of the spin-off over the amount reflected as common stock.

     (e) The pro forma financial statements do not reflect borrowings under our credit facility for our working capital needs. The Limited advanced amounts to us for working capital in 1999. We anticipate that we will repay a portion of these working capital advances made by The Limited before the spin-off through proceeds from our credit facility and that our future working capital needs will be funded by our credit facility and other sources of cash.

      Management estimates that our total shareholder's equity at the time of the spin-off will exceed the pro forma amount of $9.2 million as of May 1, 1999. We expect this net increase in shareholder's equity to result from investments made by The Limited in 1999 for property, plant and equipment, the estimated changes in working capital described above and the net impact of our earnings. However, we cannot assure you that the actual amount of total shareholder's equity at the time of the spin-off will exceed the pro forma amount.

                                CAPITALIZATION

     The following table presents our consolidated capitalization as of May 1, 1999 and is adjusted to give effect to the spin-off and the related transactions and events described in the notes to our unaudited pro forma consolidated balance sheet under "Unaudited Pro Forma Consolidated Financial Statements" as if the spin-off and the related transactions and events had been consummated on May 1, 1999.

     Management believes that the assumptions used provide a reasonable basis on which to present our consolidated capitalization. You should read the capitalization table below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our historical consolidated financial statements and the "Unaudited Pro Forma Consolidated Financial Statements" and the notes to those consolidated financial statements included in this information statement.

     We are providing the capitalization table below for informational purposes only. You should not construe them to be indicative of our capitalization or financial condition had the spin-off and the related transactions and events been completed on the date assumed. The capitalization table below may not reflect the capitalization or financial condition which would have resulted had we been operated as a separate, independent company during such period and is not necessarily indicative of our future capitalization or financial condition.

                                                                                                   May 1, 1999
                                                                                         -----------------------------
                                                                                         Historical         Pro Forma
                                                                                         (unaudited)       (unaudited)
                                                                                         -----------       -----------
                                                                                                 (in thousands)
Short-term debt.....................................................................            --           $ 1,750
Long-term debt......................................................................            --            50,000
                                                                                           -------           -------
 Total indebtedness.................................................................            --           $51,750
                                                                                           =======           =======
Shareholders' equity:
     Net investment by The Limited..................................................       $59,236                --
     Common stock, par value $.01 per share; 100 million shares authorized;
       estimated 32.7 million shares issued and outstanding(1)......................            --           $   327
 Paid in capital....................................................................            --             8,909
                                                                                           -------           -------
   Total shareholders' equity ......................................................        59,236             9,236
                                                                                           -------           -------
   Total capitalization.............................................................       $59,236           $60,986
                                                                                           =======           =======
Debt to total capitalization(2).....................................................            --              0.85

---------
(1) The number of shares of our common stock outstanding reflects (a) the spin-off ratio times (b) the number of shares of The Limited's common stock outstanding as of May 1, 1999.

(2) Debt-to-total capitalization has been computed by dividing total indebtedness by total capitalization.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table presents selected historical and pro forma financial as well as operating data of Too, Inc. for the last five fiscal years and for the thirteen weeks ended May 1, 1999 and May 2, 1998. The information for the fiscal years ended February 3, 1996 and January 28, 1995 is derived from our unaudited consolidated financial statements. The information for the thirteen weeks ended May 1, 1999 and May 2, 1998 is derived from the unaudited consolidated financial statements included in this information statement which, in the opinion of management, reflect all adjustments, which are of a recurring nature, necessary to present fairly the financial position and results of operations and cash flows for the interim periods. Results for the thirteen weeks ended May 1, 1999 are not necessarily indicative of the results of operations to be expected for the full fiscal year.

     Before the spin-off, we operated as part of The Limited. Because the data reflects periods during which we did not operate as an independent company, the data may not reflect the results of operations or the financial condition which would have resulted if we had operated as a separate, independent company during the periods shown. In addition, the data may not necessarily be indicative of our future results of operations or financial condition.

     The data presented in the table below is derived from "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical and pro forma consolidated financial statements and the notes to those consolidated financial statements included in this information statement. You should read these sections for a further explanation of the data summarized here.

     Earnings per share data is presented elsewhere in this information statement on a pro forma basis only. See "Unaudited Pro Forma Consolidated Financial Statements."

                                                          Fiscal Years Ended                              Thirteen Weeks Ended
                                 -------------------------------------------------------------------    -------------------------
                                 January 30,   January 31,   February 1,   February 3,   January 28,
                                    1999          1998          1997         1996(1)        1995        May 1, 1999   May 2, 1998
                                 -----------   -----------   -----------   -----------   -----------    -----------   -----------
                                          (dollars in thousands, except per share data and sales per average square foot)
                                                                                                               (unaudited)
Statement of Operations
Data:
 Net sales..................     $376,943       $322,150      $258,818       $214,302       $173,787       $95,048       $82,257
 Gross income(2)............      125,214         95,247        60,844         38,237         47,928        31,724        24,888
 General, administrative
   and store operating
   expenses(3)..............       96,758         82,950        69,698         57,481         44,817        30,412        24,599
 Operating income (loss)....       28,456         12,297        (8,854)       (19,244)         3,111         1,312           289
 Net income (loss)..........       17,056          7,397        (5,354)       (11,544)         1,911           812           189
 Pro forma net income
   (loss)(4)................       14,686                                                                      219          (404)
 Pro forma weighted average
   number of shares(5)......       34,415                                                                   32,533        39,120
 Pro forma net income
   (loss) per share(5)......         0.43                                                                     0.01         (0.01)
Balance Sheet Data:
 Inventories................     $ 27,565       $ 18,661      $ 20,437       $ 16,046       $ 15,156       $23,584       $17,167
 Total assets...............       89,969         72,974        74,793         72,972         57,828        89,938        71,043
 Pro forma long-term debt...                                                                                50,000
 Pro forma shareholders'
   equity...................                                                                                 9,236
Selected Operating Data:
 Comparable store
   sales increase
   (decrease)(6)............           15%            20%            8%           (4)%           13%            10%           23%



                                       49




                                                          Fiscal Years Ended                              Thirteen Weeks Ended
                                 -------------------------------------------------------------------    -------------------------
                                 January 30,   January 31,   February 1,   February 3,   January 28,
                                    1999          1998          1997         1996(1)        1995        May 1, 1999   May 2, 1998
                                 -----------   -----------   -----------   -----------   -----------    -----------   -----------
                                          (dollars in thousands, except per share data and sales per average square foot)
                                                                                                               (unaudited)
 Total net sales growth.....         17.0%          24.5%         20.8%          23.3%         18.4%          15.6%         25.3%
 Gross income rate(7).......         33.2%          29.6%         23.5%          17.8%         27.6%          33.4%         30.3%
 Operating income (loss)
   rate(7)..................          7.6%           3.8%         (3.4)%         (9.0)%         1.8%           1.4%          0.4%
 Total number of stores
   open at period end.......          319            312           308            288            212            321          313
 Total square feet at
   period end (thousands)...        1,281          1,244         1,224          1,143            838          1,296         1,248
 Annual sales per average
   square foot(8)...........     $    300       $    259       $   214       $    207        $   226             NM            NM

---------
NM=  not meaningful

(1)  Represents the 53-week fiscal year ended February 3, 1996.

(2) Gross income equals net sales less costs of goods sold, occupancy and buying costs, including charges and allocations made by The Limited to us.

(3) General, administrative and store operating expenses include charges and allocations made by The Limited to us.

(4) Pro forma net income (loss) includes interest expense and financing fees, net of the related tax benefit, on approximately $52 million of indebtedness we expect to incur under our credit facility shortly before the date of the spin-off. Proceeds from the debt incurred will be used to pay a $50 million dividend to The Limited and $1.75 million of financing fees to the lenders under our credit facility. Pro forma net income
     (loss) does not reflect any interest expense related to working capital advances that are likely to be made in 1999 as the amounts and timing of such advances are not certain.

(5)  Pro forma net income (loss) per share is based on pro forma net income
     (loss) and an assumed number of shares outstanding as a result of the spin-off. The number of shares outstanding is based on The Limited's weighted average number of basic shares outstanding of 240.9 million,
     227.7 million and 273.8 million for fiscal year 1998, thirteen weeks ended May 1, 1999 and thirteen weeks ended May 2, 1998, at the spin-off ratio of one share of our common stock for every seven shares of The Limited's common stock. The dilutive effect of our options and restricted stock that will be granted under the Too, Inc. 1999 Stock Option and Performance Incentive Plan and the Too, Inc. 1999 Stock Plan for Non-Associate Directors has not been considered in the computation of pro forma net income (loss) per share.

(6) A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Further, stores that are expanded or downsized more than 20% in square feet are treated as new stores for purposes of this calculation.

(7)  Calculated as a percentage of net sales.

(8) Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square foot, which reflects the impact of opening and closing stores throughout the year.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical consolidated financial statements and the notes to those consolidated financial statements included in this information statement and "Unaudited Pro Forma Consolidated Financial Statements." For the purposes of the following discussion, unless the context otherwise requires, "Too, Inc.", "Limited Too", "we", "our" and "us" refer to Too, Inc. and our subsidiaries.

General

     In 1987, The Limited established "Limited Too" brand stores adjacent to or as departments within The Limited stores to provide similar apparel to young girls, and also apparel for infants. Our initial target consumer was the mother who shopped at The Limited and wanted to purchase similar apparel for her daughter. From 1987 to the end of fiscal 1995, we expanded our locations from two stores to 288 stores. After several years of inconsistent performance, as indicated by a $(19.2) million operating loss in 1995, The Limited brought in some new members of our current management team in 1996. Our current management team recognized that its core customer had her own emerging sense of style and revised our strategy to focus on girls approximately 7 to 14 years of age as our target customer group. Since then, we have consistently improved our financial performance.

     In the period from fiscal 1996 to fiscal 1998, we:

     o    increased net sales to $376.9 million from $258.8 million

     o improved our pretax operating income to $28.5 million from a loss of $(8.9) million

     o improved our operating income rate as a percentage of sales to 7.6% from a loss of (3.4)% by increasing sales volume, improving gross income and slowing the growth in general, administrative and store operating expenses

     o    improved sales per average square foot to $300 from $214

The strong growth and improved profitability during this period resulted from an increase in comparable store sales and gross income as we improved our merchandise assortment and merchandise margins and strengthened our brand awareness.

Results of Operations

                                                                    Fiscal Year Ended                       Thirteen Weeks Ended
                                                     ----------------------------------------------     ----------------------------
                                                     January 30,      January 31,       February 1,
                                                         1999             1998             1997         May 1, 1999      May 2, 1998
                                                     -----------      -----------       -----------     -----------      -----------
                                                                                                                (unaudited)
Net sales........................................      100.0%           100.0%           100.0%            100.0%           100.0%

Costs of goods sold, occupancy and buying costs..       66.8             70.4             76.5              66.6             69.7
                                                       -----            -----            -----             -----            -----
Gross income.....................................       33.3             29.6             23.5              33.4             30.3
General, administrative and store operating
expenses.........................................       25.7             25.8             26.9              32.0             29.9
                                                       -----            -----            -----             -----            -----
Operating income (loss)..........................        7.5              3.8             (3.4)              1.4              0.4

Provision for (benefit from) income taxes........        3.0              1.5             (1.3)              0.5              0.1
                                                       -----            -----            -----             -----            -----
Net income (loss)................................        4.5%             2.3%            (2.1)%             0.9%             0.3%
                                                       =====            =====            =====             =====            =====

  Financial Summary

     Below, you will find summarized annual financial data for the fiscal periods shown:

                                                                       Fiscal Year Ended                         % Change
                                                         ---------------------------------------------        --------------
                                                         January 30,      January 31,      February 1,        1997-    1996-
                                                             1999            1998             1997            1998     1997
                                                         -----------      -----------      -----------        -----    -----
Net sales (millions).................................      $376.9          $ 322.2           $258.8            17%      24%
Comparable store sales increase(1)...................          15%              20%               8%
Annual sales per average square foot(2)..............      $  300          $   259           $  214            16%      21%
Sales per average store (thousands)..................      $1,204          $ 1,039           $  849            16%      22%
Average store size at fiscal year end (square feet)..       4,015            3,987            3,974
Total square feet at fiscal year end (thousands).....       1,281            1,244            1,224
Number of stores:
 Beginning of year...................................         312              308              288
 Opened..............................................          10                7               27
 Closed..............................................          (3)              (3)              (7)
                                                           ------          -------           ------
 End of period.......................................         319              312              308
                                                           ======          =======           ======

---------
(1) A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Further, stores that are expanded or downsized more than 20% in square feet are treated as new stores for purposes of this calculation.

(2) Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square foot, which reflects the impact of opening and closing stores throughout the year.

Thirteen Weeks Ended May 1, 1999 Compared to Thirteen Weeks Ended May 2, 1998

     Net Sales. Net sales for the thirteen weeks ended May 1, 1999 increased 16% to $95.0 million from $82.3 million for the thirteen weeks ended May 2, 1998. The increase was primarily a result of a 10% increase in comparable store sales, with the balance attributable to new stores. Within the merchandise categories, knit tops increased significantly, led by cut-and-sewn tops, graphic T-shirts and active T-shirts. The add-on (principally underwear, sleepwear and swimwear) and accessories categories also increased significantly.

     Gross Income. The gross income rate for the first quarter of 1999, expressed as a percentage of net sales, increased to 33.4% from 30.3% for the first quarter of 1998. The increase in rate was primarily attributable to higher initial mark-ups on merchandise and a decrease in buying and occupancy costs, expressed as a percentage of net sales, due to the leverage achieved through higher comparable store sales.

     General, Administrative and Store Operating Expenses. General, administrative and store operating expenses for the first quarter of 1999, expressed as a percentage of net sales, increased to 32.0% from 29.9% for the first quarter 1998. This increase was attributable to increased allocations for services provided by The Limited, including distribution and information technology, which included costs associated with becoming year 2000 ready. In addition, these expenses included web site development and catalog start-up costs, as well as costs for a direct mail campaign during the first quarter of 1999. Finally, the balance of the increase was attributable to store and home office payroll costs, principally relating to management and incentive compensation programs.

     Operating Income. Operating income, expressed as a percentage of net sales, increased to 1.4% for the first quarter of 1999 from 0.4% for the same period in 1998. Operating income increased to $1.3 million for the first quarter of 1999 from $289,000 for the same period in 1998. The increase was attributable to higher merchandise margins and the favorable leveraging of buying and occupancy costs, partially offset by higher general, administrative and store operating expenses.

  Fiscal Year Ended January 30, 1999 Compared to Fiscal Year Ended January 31, 1998

     Net Sales. Net sales for 1998 increased 17% to $376.9 million from $322.2 million in 1997. The increase was primarily attributable to a 15% increase in comparable store sales and the net addition of seven stores. During the third quarter of fiscal 1997, we exited the infant merchandise category because it was inconsistent with a store environment that appeals to our target customer. Therefore, excluding infant sales in 1997, we experienced a 24% increase in comparable store sales over the prior year. While sales increased across virtually all merchandise categories, add-on, lifestyles, personal care products under our "GirlCare" product line and tops experienced significant increases. Net sales productivity increased 16% to $300 per average square foot.

     Gross Income. The gross income rate, expressed as a percentage of net sales, increased to 33.2% in 1998 from 29.6% in 1997. The increase in rate was attributable to an increase in initial markup on merchandise and a decrease in buying and occupancy costs, expressed as a percentage of net sales, due to the leverage achieved through higher comparable store sales. The improvement in these margin components was slightly offset by an increase in markdowns experienced during the fall season as a result of underperformance in the ready-to-wear category and overassortment in the bottoms category.

     General, Administrative and Store Operating Expenses. General, administrative and store operating expenses, expressed as a percentage of net sales, improved slightly to 25.7% in 1998 from 25.8% in 1997. The favorable leveraging of these expenses associated with improved sales productivity was partially offset by an increase in overhead allocations from The Limited. The increase in the allocated expenses included information technology costs, including Year 2000 costs and central distribution center costs, driven by unit growth of lower price accessories and "GirlCare" products, which also have higher handling costs.

     Operating Income. Operating income, expressed as a percentage of net sales, was 7.5% and 3.8% in fiscal 1998 and 1997, respectively. The improvement in 1998 over 1997 was due principally to the improvement in merchandise margins and the positive leveraging of buying and occupancy expenses arising from increases in comparable store sales.

  Fiscal Year Ended January 31, 1998 Compared to Fiscal Year Ended February 1, 1997

     Net Sales. Net sales for 1997 increased 24% to $322.2 million from $258.8 million in 1996. The increase was primarily attributable to a 20% increase in comparable store sales with the balance arising from the net addition of four stores. While sales increased in most merchandise categories, the increase of personal care products, add-on and lifestyles in the overall mix accounted for nearly half of the sales increase over the prior year. Net sales per average square foot increased 21% to $259 per square foot.

     Gross Income. For fiscal 1997, the gross income rate improved to 29.6% from 23.5% in 1996. The increase in rate was attributable to improved merchandise margins as higher initial markups on merchandise were partially offset by higher markdowns and a decline in the rate for buying and occupancy costs as a result of an increase in comparable store sales.

     General, Administrative and Store Operating Expenses. General, administrative and store operating expenses, expressed as a percentage of net sales, improved to 25.8% in 1997 from 26.9% in 1996, due to the favorable leveraging of expenses associated with improved per store productivity.

     Operating Income (Loss). The operating income (loss) rate, expressed as a percentage of net sales, was 3.8% and (3.4%) in fiscal 1997 and 1996, respectively. As with the improvement in 1998 over 1997, the improvement in 1997 over 1996 was due principally to the improvement in merchandise margins and the positive leveraging of buying and occupancy expenses arising from increases in comparable store sales. Also, 1997 showed further improvement over 1996 due to the favorable leveraging of general, administrative and store operating expenses associated with the increase in comparable store sales.

  Seasonality and Quarterly Fluctuations

     As illustrated in the table below, our business is highly seasonal, with significantly higher sales, gross income and net income realized during the fourth quarter, which includes the holiday selling season. See "Risk Factors--Risk Factors Relating to Our Business--Our Net Sales, Net Income and Inventory Levels Fluctuate on a Seasonal Basis."

1998 Quarters           First         Second        Third         Fourth
-------------           -----         ------        -----         ------
                                   (dollars in thousands)
Net sales.......      $82,257       $74,746       $96,720       $123,220
 % of full year.         21.8%         19.8%         25.7%          32.7%
Gross income....      $24,888       $24,016       $29,870        $46,440
 % of full year.         19.9%         19.2%         23.8%          37.1%
Net income......      $   189          $240        $4,248        $12,379
 % of full year.          1.1%          1.4%         24.9%          72.6%


1997 Quarters           First         Second         Third         Fourth
-------------           -----         ------         -----         ------
                                      (dollars in thousands)
Net sales.........    $65,646        $61,263       $86,430       $108,811
 % of full year...       20.4%          19.0%         26.8%          33.8%
Gross income......    $15,590        $15,170       $23,988       $ 40,499
 % of full year...       16.4%          15.9%         25.2%          42.5%
Net income (loss).    $(1,686)       $(1,619)      $ 2,018         $8,684
 % of full year...      (22.8)%       (21.9)%         27.3%         117.4%


  Financial Condition

     Our recent improvement in operating income over the last two years provides evidence of increased financial strength and flexibility. A more detailed discussion of liquidity, capital resources and capital requirements follows.

   Liquidity and Capital Resources

     Cash provided by operating activities and cash funding from The Limited's centralized cash management system have historically provided the resources to support operations, including seasonal requirements and capital expenditures. See "Relationship Between Too, Inc. and The Limited." Cash requirements for operating purposes during the year and for capital expenditures were met from this source. We will continue to utilize the centralized cash management system after the spin-off under a services agreement until the earlier of when we establish our own system or a year after the spin-off. See "Relationship Between Too, Inc. and The Limited--Transitional Services and Separation Agreements--Services Agreement."

     Below, you will find a summary of our working capital position and capitalization.

                                                                   Fiscal Year Ended                    Thirteen Weeks Ended
                                                        ----------------------------------------        --------------------
                                                        January 30,   January 31,    February 1,        May 1,       May 2,
                                                           1999           1998          1997             1999         1998
                                                        -----------   -----------    -----------        ------       ------
                                                                                    (in thousands)
                                                                                                            (unaudited)
Net cash provided by (used for) operating activities.     $17,361       $30,294        $13,764          $  (486)     $(1,724)
Working capital (deficit)............................       1,394        (8,137)         5,018            5,709       (2,217)
Capitalization
 Net investment by The Limited.......................      51,100        37,773         54,400           59,236       41,881
Cash flow to capital investment (net cash provided
 by operating activities divided by capital
 expenditures).......................................     $  1.21       $  6.34        $  1.62               NM           NM

---------

NM = not meaningful


     Net cash used for operating activities approximated $500,000 for the first quarter of 1999, down from $1.7 million used by such activities for the same period in 1998. The $1.2 million improvement for the first quarter of 1999 principally resulted from the increase in net income after the impact of depreciation and amortization and a larger decline in inventory levels from the end of the previous fiscal year.

     Net cash provided by operating activities totaled $17.4 million, $30.3 million and $13.8 million for 1998, 1997 and 1996, respectively. Net income before depreciation and amortization increased $9.6 million from 1997. However, the increase in inventories in 1998 coupled with an increase in income tax payments more than offset the $9.6 million increase from operations. The $16.5 million improvement in cash provided by operating activities in 1997 over 1996 was due primarily to the increase in net income from operations.

     Investing activities were for capital expenditures, which were primarily for new and remodeled stores.

     Historically, financing activities consisted primarily of activity through The Limited's centralized cash management system. See Note 7 to the Consolidated Financial Statements included in this information statement.

   Capital Expenditures

     Capital expenditures, primarily for new and remodeled stores, approximated $7.3 million for the first quarter of 1999, a $6.3 million increase from the same period in 1998. Capital expenditures, primarily for new and remodeled stores, totaled $14.3 million, $4.8 million and $8.5 million for 1998, 1997 and 1996, respectively.

     We anticipate spending between $32 to $37 million in 1999 for capital expenditures, of which $25 to $29 million will be for new stores, remodeling or expansion of existing stores and related improvements. We intend to add approximately 145,000 square feet in 1999, which will represent an 11% increase over year end 1998. We anticipate that the increase will result from the opening of approximately 40 new stores and the remodeling or expansion of 20 stores. We estimate that the average cost for leasehold improvements, furniture and fixtures for stores to be opened in 1999 will be approximately $405,000 per store, after giving effect to landlord allowances. Average pre-opening costs per store, which will be expensed as incurred, are expected to be less than $20,000. In addition, inventory purchases are expected to average approximately $100,000 per store.

     We expect that substantially all future capital expenditures will be funded by net cash provided by operating activities.

  Impact of Transitional Services and Separation Agreements

     Excluding the store leases agreement, amounts to be charged under the new transitional services and separation agreements are not expected to be materially different than amounts charged by The Limited prior to the date of the spin-off. Since amounts to be charged under the store leases agreement will be contingently payable based upon positive comparable store sales performance, it is anticipated that any amounts due will not have a material adverse impact on liquidity, financial condition or results of operation.

     For a further discussion of the transitional services and separation agreements, see "Relationship Between Too, Inc. and The Limited--Transitional Services and Separation Agreements."

  Description of Credit Facility

     Effective as of the date of the spin-off, we expect to have a collateralized credit facility for $100 million against which $52 million is expected to be drawn to pay a $50 million dividend to The Limited. We will borrow amounts under our credit facility to repay a portion of the working capital advances made by The Limited to us in 1999 before the spin-off. The remainder of the credit facility will be available to fund working capital requirements and for general corporate purposes. We expect the credit facility to:

     o consist of a $50 million amortizing term loan which may begin amortizing at the end of the third year and a $50 million up to five-year revolving credit facility

     o contain customary representations and warranties and affirmative, negative and financial covenants

     o have interest rates that are based on the London Interbank Offered Rate plus a spread

     o    be guaranteed by our present and future domestic subsidiaries

  Impact of Inflation

     Our results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe that the effects of inflation, if any, on our results of operations and financial condition have been minor.

Year 2000 Readiness

     The Year 2000 issue arises primarily from computer programs, commercial systems and embedded chips that will be unable to properly interpret dates beyond the year 1999. We are currently part of the Year 2000 readiness efforts undertaken by The Limited, which will continue after the spin-off under a services agreement with The Limited. We use a variety of proprietary and third-party computer technologies -- both hardware and software -- directly in our business. We also rely on numerous third parties and their systems' ability to address the Year 2000 issue. Our critical information technology functions include point-of-sale equipment, merchandise distribution, merchandise and non-merchandise procurement, credit card and banking services, transportation and business and accounting management systems.

  Readiness

     We are participating in The Limited's Year 2000 readiness efforts. We have been part of the package migration group of The Limited, which involves the migration of software to be Year 2000 ready. We have installed those systems. Recently, we have decided to explore redeploying our inventory planning legacy system which is not part of the overall Year 2000 readiness efforts undertaken by The Limited. The Limited has not committed resources to assist us in our remediation efforts on the inventory planning legacy system. We have assumed full responsibility to make our legacy system Year 2000 ready and to identify and respond to any Year 2000 issues associated with the interaction between our legacy system, our other systems and new systems installed as part of The Limited's overall efforts. We believe we will incur an additional $100,000 of programming costs in order to make the legacy system Year 2000 ready and integrate this system with the other newly installed systems. If we are unsuccessful in our efforts to remediate the inventory planning legacy system, we will continue with the planning system The Limited has already provided us as part of The Limited's Year 2000 readiness efforts.

     The Limited established a program management office to oversee, monitor and coordinate the company-wide Year 2000 effort. This office has developed and is implementing a Year 2000 plan. The implementation includes five stages:

     o awareness, which includes identifying risks and conducting an education program regarding Year 2000 issues

     o assessment, which primarily includes establishing project resources, developing a Year 2000 renovation strategy, completing a company-wide inventory of information technology and determining the necessary training and testing facility requirements

     o renovation/development, which includes the analysis of existing information systems, the design of remediation activities and the coding of necessary remedies

     o    validation, which primarily includes system testing

     o implementation, which includes the placement of renovated systems "in production" and training end users

     There are two areas of focus:

     o Assessment of Year 2000 readiness at key vendors and suppliers. A vast network of vendors, suppliers and service providers located both within and outside the United States provide us with merchandise for resale, supplies for operational purposes and services. We have identified key vendors, suppliers and service providers, and The Limited is making efforts to determine their Year 2000 status. As a result, The Limited obtained completed Year 2000 surveys from approximately 40 of our most critical third-party vendors, representing over half of our total 1998 purchases, to determine an estimated compliance date. Of the 40 critical third-party vendors surveyed, approximately half have indicated that they are Year 2000 compliant. The remaining vendors have indicated estimated compliance dates through the third quarter of 1999. Based upon the results of the surveys, we selected three of our more significant vendors (American Electric Power Company, Inc., BB Dakota and National Processing Company) for on- site visits to further assess the vendors' progress and estimated compliance dates. The Limited will continue to monitor the status of the vendors' estimated compliance dates in order to identify potential delays.

     o Evaluating facilities and distribution equipment with embedded computer technology. We use various facilities and distribution equipment with embedded computer technology, such as conveyors, elevators, security systems, fire protection systems and energy management systems. The Limited's assessment of these systems is complete, and all stages of its efforts are expected to be complete in the second quarter of 1999.

     In addition, The Limited also focused on:

     o Renovation of legacy systems. The Limited's twelve operating businesses have completed all five stages of Year 2000 implementation for renovation of legacy systems.

     o Installation of new software packages to replace selected legacy systems at five of The Limited's twelve operating businesses. Replacement of their significant legacy systems with new software packages is complete.

  Cost to Address the Year 2000 Issue

     Our total expenditures incurred through 1998 related to remediation, testing, conversion, replacement and upgrading system applications were approximately $8.1 million, of which approximately $6.0 million represents capital assets which will be amortized principally over a period of five years beginning in May 1999. In addition, we have incurred internal payroll costs (not separately identified) relating to the Year 2000 initiatives.

     Additional expenditures are expected to range from $3.5 million to $3.8 million through July 1999, of which approximately $2.4 million of new software purchases will be capitalized. Total incremental expenses, primarily depreciation and amortization of new package systems, are not expected to have a material impact on our financial condition during 1999 and 2000. Included in the above costs are expenditures associated with the development of an internal testing center, which has enabled us to perform comprehensive testing of newly renovated systems by processing transactions as if they had occurred in the Year 2000. This internal testing process was used to develop the risk and cost estimates described in this section of the information statement. Efforts by approximately 500 employees of The Limited's information technology division represent approximately three-fourths of the total information technology budgeted hours for the Year 2000 project. The Limited engaged external consultants, primarily from PricewaterhouseCoopers LLP and Compuware, to assist us with program management and new software package implementation, which represent the remaining hours. We have allocated approximately 35% of our information technology budget for the period from fall 1997 through fall 1999 toward Year 2000 remediation efforts.

  Reasonably Likely Worst Case Scenario and Contingency Plans

     We believe that the reasonably likely worst case scenario would involve short-term disruptions of systems affecting its supply and distribution channels. The Limited is in the early stages of developing contingency plans, such as alternative sourcing, and identifying the necessary actions that it would need to take if critical systems or service providers were not Year 2000 ready. The Limited expects to finalize these contingency plans in the second half of 1999.

     At the present time, we and The Limited are not aware of any Year 2000 issues that are expected to materially affect our products, services, competitive position or financial performance. Additionally, we have not postponed any significant information technology projects due to the Year 2000 project. Thus, we do not believe that the delay of any projects has had a material impact on our financial condition and results of operations. However, despite The Limited's significant efforts to make our systems, facilities and equipment Year 2000 ready, and our efforts to make our inventory planning legacy system Year 2000 ready, the readiness of third-party service providers and vendors (including, for instance, governmental entities and utility companies) is beyond our control. Thus, we cannot assure you that the failure of systems of other companies on which The Limited's or our systems rely, or the failure of key suppliers or other third parties to comply with Year 2000 requirements, will not have a material adverse effect on us.

     In connection with the spin-off, we will indemnify The Limited against any liabilities caused by or arising from The Limited's Year 2000 readiness assistance. We have also agreed not to make any claims against The Limited caused by or arising from The Limited's Year 2000 readiness assistance and in connection with the failure of any of our systems to be Year 2000 ready. See "Relationship Between Too, Inc. and The Limited--Transitional Services and Separation Agreements--Services Agreement."

Adoption of New Accounting Standards

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Statement of Position 98-1 requires that certain external costs and internal payroll and payroll related costs be capitalized during the application development and implementation stages of a software development project and amortized over the software's useful life. Statement of Position 98-1 became effective in the first quarter of 1999 and did not have a material adverse effect on our results of operations.

     Additionally, the Accounting Standards Executive Committee issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," in April 1998. Statement of Position 98-5 requires that entities expense start-up costs and organization costs as they are incurred. Statement of Position 98-5 became effective in the first quarter of 1999 and did not have a material adverse effect on our results of operations.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

     Any forward-looking statements contained in this information statement or made by our management involve risks and uncertainties and may change based on various important factors, many of which may be beyond our control. Thus, our future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Forward-looking statements are indicated by words such as "anticipate," "estimate," "expect," "intend," "risk," "could," "may," "will," "pro forma," "likely," "possible," "potential" and similar words and phrases and the negative forms and variations of these words and phrases. See, for example, "Summary," "Risk Factors," "Relationship Between Too, Inc. and The Limited," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     The following factors, among others, in some cases have affected and in the future could affect our financial performance and actual results and could cause actual results for 1999 and beyond to differ materially from those expressed or implied in any such forward-looking statements:

     o    changes in consumer spending patterns

     o    consumer preferences and overall economic conditions

     o    the impact of competition and pricing

     o    changes in weather patterns

     o political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas

     o    the availability of suitable store locations at appropriate terms

     o    the ability to develop new merchandise

     o    the ability to hire and train personnel, including sales associates

     Any forward-looking statements as to costs and dates relating to the Year 2000 effort are forward-looking and are based on our current best estimates that may be proven incorrect as additional information becomes available. Our Year 2000-related forward-looking statements are also based on assumptions about many important factors, including the technical skills of employees and independent contractors, the representations and preparedness of third parties, the ability of vendors to deliver merchandise or perform services required by us and the collateral effects of the Year 2000 issues on our business partners and customers. While we believe that our assumptions are reasonable, we caution that it is impossible to predict factors that could cause actual costs or timetables to differ materially from the expected results.

                                    BUSINESS

     Limited Too is a rapidly growing specialty retailer that sells apparel, underwear, sleepwear, swimwear, lifestyle and personal care products for fashion-aware, trend-setting young girls. As of May 1, 1999, we had 321 stores in 43 states. We design, source and market our products under our proprietary "Limited Too" brand name. In fiscal 1998, we opened 10 new stores and remodeled or expanded 15 existing stores.

     In 1987, The Limited established "Limited Too" brand stores adjacent to or as departments within The Limited stores to provide similar apparel to young girls, and also apparel for infants. From 1987 to the end of fiscal 1995, we expanded our locations from two stores to 288 stores. In 1996, a new management team recognized that its core customer had her own emerging sense of style and revised our strategy to focus on girls approximately 7 to 14 years of age as our target customer group.

     Our merchandise includes:

     o casual clothing, such as jeans and other jeanswear and bottoms, knit tops and T-shirts containing our brand name or other graphics, dresses and outerwear

     o accessories, such as costume jewelry, hair ornaments, slippers, key chains, wallets, backpacks, purses and watches

     o lifestyle products, such as inflatable furniture, lamps, writing instruments, folders and posters

     o personal care products under our "GirlCare" line, such as glitter cosmetics, body splash and anti-bacterial hand gel

     o    add-on, such as underwear, sleepwear and swimwear

Business Strengths

     We believe that our six core business strengths developed over the last three years have contributed to our success and will enable us to continue growing profitably.

     Target Customer Group. We have identified our target customer group to be girls approximately 7 to 14 years of age who are active, creative and image-conscious, enjoy shopping and want to describe themselves as "fun" and "cool". We believe our target customers want a broad assortment of merchandise for their range of dressing occasions, including school, leisure activities and parties. To attract our target customer, we continually update our merchandise assortment, which includes non-apparel merchandise, such as cosmetics and lifestyle furnishings for her room. We also create an in-store atmosphere that is visually appealing and provides an enjoyable, safe and exciting shopping experience. We believe that girls interested in the latest fashions are attracted to our image and are made to feel secure in their fashion choices when they purchase our brand. At the same time, we believe that parents defer to many choices that their daughters make in our stores because they find our products to be appropriate for their daughters' age.

     Focused and Differentiated Brand. We have created a focused and differentiated brand image for fashion- aware girls aged 7 to 14 who follow the latest trends. We believe that the brand's appeal has been augmented by, and should continue to benefit from, trends that emphasize the latest fashions and the aspirational lifestyle of today's younger girls who want to look and dress like older girls consistent with the latest trends in junior fashions. We communicate our brand image through all aspects of our business, including merchandise assortment and our exciting, colorful in-store presentation. We believe that the strength of our brand provides opportunities for increased penetration of current merchandise categories and entry into newer product categories such as our "GirlCare" line of toiletries and cosmetics introduced in 1996.

     Entertaining Store Environment. A major element of our recent success is the consistent store-level execution of our brand strategy. We design our stores to provide a "theme park" destination in the mall and to encourage our customers to touch and sample our products. All of our stores contain a wide variety of merchandise for a "one-stop shopping" experience, which has been specifically designed to embody "a store for her" theme. Our stores feature colorful window displays; photographic sticker booths; ear piercing stations; gumball machines; and eye-catching photographs. Our newer store formats may also have:

     o    our daisy logo on our front signage

     o a personal care sampling table in the front of the store at which our customers can experiment with our "GirlCare" products and consult their friends and our sales associates

     o    light shows

     o mock pay telephones from which our customers can listen to music or call their friends within the store

     We tightly control our in-store presentation by basing it on detailed and comprehensive store plans. These plans use visual displays and fixtures designed to brand our stores in a manner tailored to appeal to our target customer group.

     Proprietary Design and Merchandising Capabilities. A cornerstone of our business is our ability to design products which embody our brand image. We develop substantially all of our merchandise assortment through our own design group, which allows us to:

     o    create exclusive merchandise under our proprietary brand

     o    develop complementary fashionable outfits

     o    offer a vast array of merchandise within a fashion season

     o    introduce new non-apparel items

     o    bring our products to market faster

     In addition, because our merchandise is sold exclusively in our own stores, we are able to control the presentation and pricing of our merchandise and provide a higher level of customer service. Our merchandising strategy of offering a broad assortment allows us to constantly introduce elements of the latest fashion trends. We believe that these capabilities provide us with competitive advantages over other brand manufacturers that market their goods through department and other specialty apparel stores.

     Proven Management Team. Since early 1996, when some of the senior members of our current management team assumed responsibility, we have increased the level of brand awareness and consistently reported improved financial results. We believe that our management has a distinct understanding of our customers and is able to execute design, sourcing and marketing strategies to penetrate our target customer group. With over 125 years of collective experience in the retail industry, they have demonstrated a track record of highly profitable growth which strongly positions us for the future.

     Attentive Customer Service. Our sales associates convey and reinforce our brand image through their attitude, enthusiasm and awareness of current fashion trends. We train them to greet each customer, to inform the customer about new fashion trends, to guide her through the store and to suggest merchandise to suit the customer's wardrobe and lifestyle needs. We strive to give each of our young customers the same level of respect and attention that adult customers expect in a retail shopping experience.

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Growth Strategy

     We have implemented a growth strategy to capitalize on our business strengths. Our growth strategy focuses on four goals:

     o    opening approximately 40 new stores per year in 1999 and 2000

     o    remodeling or expanding approximately 20 existing stores in 1999

     o increasing comparable store sales through product extensions and our continued execution of merchandise and other initiatives to satisfy our target customers' needs

     o increasing our distribution channels to include direct marketing through catalog and website initiatives.

     Below, we summarize the principal ways by which we plan to achieve these goals:

     Store Openings, Remodelings and Expansions. We began our new store expansion program in 1997, with the opening of seven new stores (four of which were in our newest "GirlPower" format) and the opening of ten new stores in 1998. Given the strength of our brand and our customer demographics, our management believes that there will be approximately 100 to 150 mall sites available for new stores, with an additional 100 to 150 sites available in smaller markets, specialty centers and major urban locations. We intend to continue our store expansion program by opening approximately 40 new stores per year in 1999 and 2000. Substantially all of the stores to be opened in 1999 will be in regional shopping malls, as we believe that malls provide a heavy and steady flow of our target customers. We intend to open new stores in non-major cities as well as part of our expansion into smaller markets, which has proved to be successful.

     We also plan to remodel or expand approximately 20 of our existing stores in 1999 into our "GirlPower" store format and continue our remodeling and expansion program for the next several years.

     Merchandise Initiatives and Product Extensions. We plan to continue to increase the variety of sizes offered in many of our tops and bottoms categories and to continue to develop the new product lines we recently introduced, including add-on, such as underwear, sleepwear and swimwear; personal care products under our "GirlCare" line, such as glitter make-up and nail polish; and lifestyle products and other accessories for our target customer's room, such as inflatable furniture and glitter telephones.

     We believe that our ability to design and market new merchandise quickly and effectively has been a key element of our success. In recent years, we have significantly broadened our assortment in existing categories to increase volume and productivity. In 1999, we will continue to expand key categories. We also plan to continue to increase the variety of sizes offered. These changes in our product mix allow us to offer a broader assortment of merchandise to our customers.

     Increase Consumer Feedback and Awareness. An important source of customer feedback has been our focus groups and other formats for customer communication, which we intend to continue. We expect to enhance our customer relationships and increase our brand awareness through our frequent buyer program and our catalog and website initiatives. We use our frequent buyer program to obtain customer information, and our customers will also be asked to provide information when they register on our website. Additionally, our frequent buyer program rewards our customers with incentives based on the frequency of their purchases and incorporates in-store events such as "Too Punch Toosday". As of May 1, 1999, our frequent buyer database contained approximately 900,000 names. We plan to increase this database by having our sales associates continue to encourage customers to complete customer profile cards when they obtain frequent buyer cards, allowing Internet browsers to provide their profile information on-line and obtaining names from Visa and MasterCard, since over 600,000 of our customers use these two credit cards. To further develop our marketing efforts, we are working to improve the effectiveness of

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



our frequent buyer database. In late April 1999, we executed our first direct mail campaign that targeted not only customers in our frequent buyer database but prospective customers as well.

     Expand Distribution Channels. We are committed to enhancing our brand recognition and plan to expand our marketing efforts in the following areas.

     o Catalog. We are currently working with a number of third parties regarding the establishment of fulfillment infrastructures, catalog production and circulation plans in order to launch a catalog for the 1999 holiday season with a planned October mailing. We will use our frequent buyer database as the primary source for our catalog mailing lists. In addition, we may purchase or rent qualified names from other third parties' mailing lists to increase our circulation quantities.

     o Website. We plan to create a fun, informational website with an expected launch in the fall of 1999. Because more customers, especially customers within our target demographic group, are turning to the Internet to access consumer information and make retail purchases, we believe that an attractive website will be critical to our brand-recognition efforts and, in turn, our sales growth. We intend to further develop our website to allow our customers to order our products on-line during the year 2000.

The Industry

     We believe that our target customer group is under-served in the specialty apparel retailer market since no other retailer focuses exclusively on a single gender in the 7 to 14 age group. Industry sources estimate that the amount spent on apparel in our target customer group grew from $6.9 billion in fiscal 1995 to $8.2 billion in fiscal 1998, or at a compound annual growth rate of approximately 6.3%. Our 20.7% compound annual growth rate in net sales, which includes non-apparel merchandise during this period, has outpaced that of the industry. Industry sources also estimate that no single retailer has more than 9% of the market share for our target customer group. We believe that the size and changing dynamics of our market, coupled with our business strengths and growth strategies, should provide significant opportunities for growth and increased market share in the future.

Our Stores

   Existing Store Environments

     Our stores and point-of-sale marketing are designed to convey the principal elements and personality of our brand -- creativity, fashion awareness and excitement for increasingly independent girls. We thoughtfully plan and coordinate our store design, furniture, fixtures and music to create a shopping experience that is consistent with the fashionable and energetic lifestyle of our target customer group. We believe that our customers experience our stores as entertaining and multisensory destinations, in which they feel welcomed and pampered.

     As of the end of fiscal 1998, we had four store formats:

     o 139 of our stores, or 44%, were modeled to be consistent with The Limited store design using the same black marble and black woodgrain cabinets

     o 121 of our stores, or 38%, were substantially similar to The Limited store design with a front signage that includes a red script "Too"

     o 30 of our stores, or 9%, also had a front signage that includes a red script "Too" but with blond wood and light-colored fixtures

     o 29 of our stores, or 9%, were developed in our newest format, or what we refer to as "GirlPower"

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     In fiscal 1998, the average sales per store were substantially higher for stores with the "GirlPower" format compared to stores with the other three formats.

     We vary the extent of the presentation detail of our stores depending on the customer demographic or the traffic volume of a particular mall. This enables us to be cost-effective in recognizing each store's ability to support additional features while maintaining a uniformly positive shopping experience for our customers.

     For each store format, we maintain a uniform appearance consistent with that particular store format throughout our store base, in terms of merchandise display and location on the selling floor. Store managers receive detailed store plans that dictate fixture and merchandise placement to ensure uniform execution of the merchandising strategy at the store level and the portrayal of our brand in a manner designed to appeal to our target customer group. Standardization of store design and merchandise presentation also creates cost savings in store furnishings, maximizes usage and productivity of selling space and allows us to efficiently open new stores.

     Each year, we have four major floor sets with matching window displays to correspond with our spring, summer, "back to school" and December holiday periods. Every two to three weeks, our management coordinates and directs our stores to modify these floor sets, and usually the window displays at the same time, by highlighting different merchandise and moving displays to different areas within the store. These frequent changes enable us to profile new merchandise while fostering our brand image as featuring the "hottest" fashions.

     Our sales associates are a central element in creating our stores' distinctive atmosphere. In addition to providing a high level of customer service, our sales associates reinforce the fashion-awareness of our brand and cater to the energetic lifestyle of today's girls. In conjunction with other components of the store environment, we believe that our sales associates significantly contribute to a store atmosphere that is consistent with making it a "store for her" -- our target customer.

  Store Remodeling and Expansion Program

     Our stores are located principally in regional shopping malls, as we believe that malls provide a heavy and steady flow of our target customers. At May 1, 1999, we operated 321 stores nationwide, averaging over 4,000 gross square feet, with approximately 3,200 selling square feet. For the number of store locations in each state, see "--Properties." The table below highlights the store expansion strategy that we have pursued:

                                                    Thirteen
                                                     Weeks                             Fiscal Year Ended
                                                     Ended          --------------------------------------------------------
                                                     May 1,         January     January     February    February    January
                                                      1999          30, 1999    31, 1998    1, 1997     3, 1996     28, 1995
                                                    --------        --------    --------    --------    --------    --------
Number of stores:
 Beginning of year..............................        319             312         308         288         212         184
 Opened.........................................          9              10           7          27          78          31
 Closed.........................................          7               3           3           7           2           3
 Remodeled......................................          6              15          --          --          --          --
Total square feet at period end (thousands).....      1,296           1,281       1,244       1,224       1,143         838
Average store size at period end (square feet)..      4,034           4,015       3,987       3,974       3,969       3,953
Annual sales per average square foot(1).........         NM            $300        $259        $214        $207        $226

---------

NM=not meaningful

(1) Annual sales per average square foot is the result of dividing net sales for the fiscal year by average gross square foot, which reflects the impact of opening and closing stores throughout the year.


     In addition to opening new stores, we are in the process of remodeling or expanding some of our stores into our new "GirlPower" store format. The remodeling process for our stores that are adjacent to or departments within

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The Limited stores may involve building walls in the cross-over space between the two stores, creating separate back rooms and utilities and in some instances, creating separate access to corridors to make them into free-standing stores completely separate from The Limited. Management believes that remodeling or expansion has a positive impact on our sales and intends to leverage our unique opportunity to increase profitability through remodeling or expanding existing stores.

     We plan to open approximately 40 new stores per year in 1999 and 2000, of which nine have been opened as of May 1, 1999, and we have also signed leases for an additional ten stores. We have identified all of the 21 stores remaining to be opened in 1999 and expect all of them to be in operation before the holiday season. We also plan to remodel or expand approximately 20 of our existing stores in 1999.

     In evaluating real estate locations we consider a variety of criteria. Regional malls are measured based on:

     o    location of the mall and proposed stores within the mall

     o    strength of anchor stores

     o    the fashion and quality mix of other specialty tenants

     o    population and income characteristics of the surrounding area

     In addition to regional stores, we intend to expand our stores in smaller markets where we believe the potential return on sales in these locations will be high. We may also consider specialty centers and upscale strip malls, major urban centers for non-mall locations and retail outlets for additional store sites.

     A key element of our new store strategy is to open new stores with trained managers in place. The vast majority of managers of new stores have prior experience in our existing stores in either the manager or assistant manager position.

   Store Economics

     Our average costs for remodeling or expanding existing stores were $470,000 per store in fiscal 1998. We estimate that the average cost for leasehold improvements, furniture and fixtures for stores to be opened in 1999 will be approximately $405,000 per store, after adjusting for landlord allowances. Average pre-opening costs per store, which will be expensed as incurred, are expected to be less than $20,000. In addition, inventory purchases are expected to average approximately $100,000 per store.

     New stores opened in fiscal 1998 have typically exceeded management's store operating profitability and return on asset targets to date. In addition, 12 out of 15 remodeled stores have exceeded their targets, with 10 of those stores increasing their volume an aggregate of 33% over the previous year since the reopening date without materially changing their gross square footage.

   New Distribution Channels

     As part of our growth strategy, we intend to launch a catalog and a website as new distribution channels for our products:

     o Catalog. We intend to launch our first catalog for the holiday season of 1999 with an October mailing of 1.5 million copies of our premiere issue. We have hired a vice president of catalog operations to head this effort and are in the process of hiring additional personnel. In addition, we have engaged third parties to assist us with print production and other creative services, circulation and third-party fulfillment. Our catalog format will consist primarily of merchandise content with some space devoted to articles and

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



          other editorial content. We will use our frequent buyer database as the primary source for our catalog mailing lists. In addition, we may purchase or rent qualified names from other third parties' mailing lists to increase our circulation quantities. We executed a direct-mail campaign in late April 1999 to test our circulation quantities and our database. During the year 2000, we intend to publish up to six catalogs.

     o Website. Because more customers, especially customers within our target demographic group, are turning to the Internet to access consumer information and make retail purchases, we believe that an attractive website will be critical to our brand and, in turn, our sales growth. We are working to launch an informational website by the fall of 1999. During the year 2000, we intend for our customers to be able to order our products on-line. We also intend to use our website as an additional method of increasing our customer database because we will allow Internet browsers to register with us at their option by providing their customer profile information on-line.

     See "Risk Factors--Risk Factors Relating to Our Business--Our Expansion into Catalog and Internet Distribution Channels May Not Be Successful" for a description of the risks that we face in launching these new distribution channels.

Merchandising

   Product Mix

     We design and sell all of our apparel under our proprietary "Limited Too" brand. Our merchandise assortment covers a broad array of classifications in girls' apparel, including jeans and other jeanswear and bottoms, knit tops, T-shirts, shorts, skirts, dresses and outerwear. For many of these products, we have a basic item that we sell at a low price point and more elaborate versions that we sell at higher price points. To make our customers feel more secure in their fashion choices, we generally display our merchandise as complete outfits (for example, tops and bottoms displayed together), instead of displaying garments together with type (for example, sweaters with other sweaters). Our outfits are complemented by matching accessories and other related items which we believe helps promote higher sales volume through multiple unit sales.

     In addition to apparel and add-on, our other product categories are:

     o related accessories including costume jewelry, hair ornaments, slippers, key chains, wallets, backpacks, purses and watches

     o our "GirlCare" line including toiletries, such as shower gel and body splash; accessories, such as hairbrushes and manicure sets; and cosmetics, such as glitter nail polish and lip gloss. These "GirlCare" products are generally displayed prominently in our stores on personal care sampling tables in the front of the stores so that our customers can experiment with our products and consult their friends and our sales associates. A substantial portion of this merchandise category is under $10 so that our target customer can spend her own money

     o our lifestyle products including products for her room such as inflatable furniture, candles, lamps and posters, as well as small toys, candy, stickers and stationery



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



     The following table summarizes our merchandise mix by major category as a percentage of net sales for the years 1996 to 1998:

                                                                               1998         1997         1996
                                                                               ----         ----         ----
Apparel..................................................................      72.1%        71.0%        75.0%
Add-on (e.g., underwear, sleepwear and swimwear), accessories and
 lifestyle products......................................................      21.6         17.7         14.7
"GirlCare" products......................................................       6.3          5.8          2.3
Infant...................................................................        --          5.5          8.0
                                                                              -----        -----        -----
   Total.................................................................     100.0%       100.0%       100.0%
                                                                              =====        =====        =====


          We believe that there are significant opportunities to increase volume through both increased penetration of existing classifications and addition of new merchandise classifications. Management believes that our ability to design and market new merchandise quickly and effectively has been a key element of our success. In recent years, we have broadened our assortment in existing categories to increase volume and productivity. In 1999, we will continue to expand key categories. An example is an increased number of sizes offered to the 7 to 14 age group. Starting in late spring of 1998, we have added "3", "5" and "7" junior sizes, slim sizes in bottoms and "XXL" and "XXXL" sizes for tops.

     Our point-of-sale information system allows management to track the performance of merchandise items on a stock-keeping units basis. Reorder "triggers" are used to replenish inventory of strong selling items. In addition, performance by store at a stock-keeping units level is tracked to allow inventory to be replenished based on differences in selling trends by store.

   Product Design

     A cornerstone of our business is our ability to design products which embody our brand image. Since 1996, one of our major strategies has been to develop an internal design group. Between 1996 and 1998, the design group has grown from a staff of two to more than 18.

     The product development process begins as senior management in the merchandising and design areas develop seasonal merchandise themes and concepts. These concepts are used to create line lists of items that are then developed by the designers. Designs cover not only fabric content, specifications and colors, but also labels, hang tags and other descriptive marketing. In developing concepts and designs, our executives identify trends through domestic and foreign travel, retail shopping and awareness of activities favored by our target customer group.

     We develop substantially all of our merchandise assortment through our own design group, which allows us to create exclusive merchandise and offer a vast array of merchandise within a fashion season. In addition, because our merchandise is sold exclusively in our own stores, we are able to control the presentation and pricing of our merchandise, provide a higher level of customer service and closely monitor retail sell-through, which provides competitive advantages over other brand manufacturers that market their goods through department and other specialty apparel stores.

   Product Timeliness

     Since the inception of the "Limited Too" brand, we have catered to the fashion-aware customer by providing the latest fashions featured in movies, television and publications aimed at our target customer group. At the same time, we believe that we can reach a broader market by appealing to mainstream consumers who seek to feel secure in their fashion choices, rather than experimenting with uncertain styles. We believe that this strategy is consistent with our philosophy of responding to and respecting our customers' fashion preferences as opposed to attempting to establish new fashion trends.

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



     As part our strategy to deliver our merchandise in a timely manner, we strive to stock our inventory with new merchandise reflecting the latest fashion or trends on a continual basis.

Marketing and Promotion

     Our marketing and promotional strategies are consistent with our focused and differentiated brand. To appeal to the fun-loving nature of our target customer group, we have created several promotional programs:

     Colorful Window Displays. We concentrate our advertising efforts on our colorful window displays. We place bright, cheerful graphics or photographs in at least one of our display windows, the size of which span almost the entire window. We change our displays frequently and often pursue holiday themes. We believe our window displays attract customer attention in a busy mall environment and immediately allow shoppers to recognize our store as a place for young girls. Our in-store displays include a series of distinctive color photographs that are enlarged and prominently displayed throughout the stores. These photographs contain images of young girls engaged in popular social activities which we believe reinforce the peer-acceptance quality of our brand.

     Frequent Buyer Program. Our ongoing frequent buyer program uses a wallet-sized punch card (the "Frequent Buyer Card") that can be punched up to ten times for every purchase over $20 made in our stores. On the first Tuesday of every month, through our "Too Punch Toosday" program, customers receive two punches on their Frequent Buyer Card for purchases made. For every ten punches, a customer will receive a coupon for $20 off her next purchase. Through April 1999, approximately 2.0 million Frequent Buyer Cards have been fully punched and redeemed since the program began in September 1996. In fiscal 1998, approximately 27% of all transactions used a Frequent Buyer Card in the purchase, and approximately 10% of all transactions used a Frequent Buyer Card that was redeemed, an increase from 7.2% in fiscal 1997. In order to receive a Frequent Buyer Card, our customers are asked to fill out an information sheet containing their name, address, birthday and their sister's name. We use such information to establish our frequent buyer database, which as of May 1, 1999 contained approximately 900,000 names.

     "Too Bucks" Program. Our event-oriented frequent buyer program occurs three times a year around Easter, the fall "back to school" period and Christmas. The program provides customers who purchase $50 or more in our stores with $25 off coupons which can be used toward purchases over $50 made during the two or three weeks after distribution. Aggregating the three campaigns, the coupons are distributed for approximately 15 weeks and redeemed for seven weeks; therefore, the campaign is part of our promotion strategy for 22 weeks of the year. For fiscal 1998, approximately 45% of the coupons were redeemed.

Sales Associates

     Customer service is a defining feature of our corporate culture and one of our core business strengths. We believe that knowledgeable and enthusiastic sales associates have a direct impact on our customers' perception of the brand. Thus, we focus significant resources on the selection and training of sales associates. Our sales associates are expected to convey and reinforce our brand image through their attitude, enthusiasm and awareness of current fashion trends.

     Our sales associates are required to be familiar with the full range of our merchandise. They are trained to be particularly sensitive to the needs of our target customer and the concerns of her parents. Our sales associates provide a high level of customer service by talking with our customers, assisting them in putting together fashionable outfits and related accessories and helping them experiment with our "GirlCare" products. We encourage our sales associates to focus primarily on being friendly and helpful rather than aggressively pursuing a sale. We minimize sales associates' time spent on administrative functions by centrally determining merchandise display and replenishment, markdowns and labor scheduling. By emphasizing friendliness, product knowledge and personal attention, management believes that we have established a reputation for a high level of customer service.

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



     The typical management of one of our stores consists of one store manager and two to three assistant managers. We compensate our district and store managers with a base salary plus a performance bonus based primarily on store sales. Our store, district and regional managers spend a majority of their work week on our selling floors, providing leadership through coaching the staff and assisting customers.

     At January 30, 1999, we had approximately 6,200 sales associates, of whom approximately 800 were full-time salaried sales associates and approximately 300 were full-time hourly sales associates. A significant number of sales associates are hired on a seasonal basis to meet demand during holiday gift-buying seasons. The balance were part-time hourly associates. None of our sales associates is represented by a labor union. We believe that our relationship with our sales associates is good.

Sourcing

     We use a variety of sourcing arrangements. Historically, our largest apparel supplier has been Mast Industries, Inc., a wholly owned subsidiary of The Limited. Mast Industries supplied approximately 29% of the apparel that we purchased in 1998 and will supply approximately 30% of our 1999 business. We believe that all transactions that we have entered into with Mast Industries have been on terms that would have been obtained on an arm's length basis since we treat them as if they were a third party. We were not, and will not be, obligated to source products through Mast Industries.

     In 1998, we sourced over 60% of our merchandise from foreign factories located primarily in East and Southeast Asia. We do not have any long-term merchandise supply contracts, and many of our imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of goods which may be imported into the United States from countries in that region. We compete with other companies, including The Limited and The Limited's other subsidiaries, for production facilities and import quota capacity. In addition, although the General Agreement on Tariffs and Trade adopted on December 8, 1994 requires the elimination of duties, tariffs and quotas on apparel and textile products by January 1, 2005, the GATT treaty is not expected to have any meaningful effect on the import of merchandise used in our business for several years. We attempt to monitor manufacturing to ensure that no one company or country is responsible for a disproportionate amount of our merchandise.

     We typically transact business on an order-by-order basis and do not maintain any long-term or exclusive commitments or arrangements to purchase from any vendor. We believe that we have good relationships with our vendors and that, as the number of our stores increases, there will be adequate sources to produce a sufficient supply of quality goods in a timely manner and on satisfactory economic terms. See "Risk Factors--Risk Factors Relating to Our Business--We Rely Significantly on Foreign Sources of Production."

Central Store Planning

     Our store design and construction operations are handled centrally by Limited Store Planning, the store planning division of The Limited. Limited Store Planning is organized into teams comprised of designers, construction managers, architects, purchasing agents and financial personnel who are responsible for all phases of store design and construction. Teams are assigned to work with the senior management of a specific retail business of The Limited, including us, and to develop and implement store designs that are consistent with and promote the image of a given retail business. We intend to enter into an agreement under which The Limited will continue to provide such services to us on a basis consistent with past practices for a year following the spin-off. The Limited will charge us fees based on its costs of providing such services plus 5% of these costs. See "Relationship Between Too, Inc. and The Limited--Transitional Services and Separation Agreements--Services Agreement." We intend to add in-house staff and contract for outside services before the services agreement expires.

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



Central Real Estate Management

     The Limited's real estate division centrally handles our real estate operations, including all aspects of lease negotiations. We intend to enter into an agreement under which The Limited will continue to provide such services to us on a basis consistent with past practices for a year following the spin-off. The Limited will charge us fees based on its costs of providing such services plus 5% of these costs. See "Relationship Between Too, Inc. and The Limited--Transitional Services and Separation Agreements--Services Agreement." We intend to add in-house staff and contract for outside services before the services agreement expires.

     Potential new stores, locations, expansions and relocations are identified by us and by The Limited's real estate division. In choosing new sites for retail stores, The Limited's real estate division provides us with financial details regarding the proposed lease arrangement. We then evaluate the net required investment and potential rates of return relative to our expected store sales and profits, before we sign the lease and approve the store for construction. The actual construction of the store is managed by Limited Store Planning. Although the real estate division retains control over the allocation of space within a given mall among the various retail businesses of The Limited, including us, each individual business is entitled to reject any transaction negotiated by the real estate division of The Limited. Real estate decisions are based on a number of factors, including:

     o    location of the mall and proposed store location within the mall

     o    consistency with our target customer group and market

     o    sales and profit potential

     o the overall economic condition, demographic characteristics of the market and shopping patterns of the market

     o    the identity of the other tenants in close proximity

     o    the availability of acceptable lease terms

     We also consider a variety of other criteria related to the malls in which we locate our stores. Although our arrangement with The Limited may raise the potential for conflicts of interest, management believes that the arrangement has provided us with a significant competitive strength. Given The Limited's substantial size, our management believes that The Limited has been able to obtain lease terms and store sites on our behalf that were more favorable than those that we would have been able to obtain on our own. At the same time, management has been able to draw from The Limited's experience. While we believe that the transitional period will give us ample time to develop our own resources in these areas, we cannot assure you we will be able to achieve the same economies of scale and bargaining leverage as does The Limited. In addition, some of our direct leases which are guaranteed by The Limited may be affected. See "Risk Factors--Risk Factors Relating to Separating Our Company from The Limited--We May Not Be Able to Obtain Suitable Real Estate to Implement Our Growth Strategy."

Merchandise Distribution

     Our distribution operations are managed in a warehouse leased from Distribution Land Corp., a wholly owned subsidiary of The Limited. See "Relationship Between Too, Inc. and The Limited--Transitional Services and Separation Agreements--Amendment to Building Lease Agreement." The warehouse is located in Columbus, Ohio. Once the warehouse receives any merchandise, the merchandise is inspected, packed for delivery to the stores and forwarded to a central shipping facility operated by Limited Distribution Services Inc., a wholly owned subsidiary of The Limited, which also provides engineering services to the warehouse.

     Limited Distribution Services also maintains a worldwide logistics network of agents and space availability arrangements to support the in-bound movement of merchandise into the warehouse. The outbound shipping system consists of common carrier line routes connecting the distribution complex to a network of delivery agents. Each store receives several deliveries each week and receives daily deliveries during the peak holiday shopping season. We believe that this delivery schedule ensures more frequent deliveries than those of our smaller competitors. Limited Distribution Services does not own or operate trucks or trucking facilities.

     We intend to enter into an agreement under which Limited Distribution Services will continue to provide such services to us on a basis consistent with past practices for three years. The Limited will charge us fees based on its costs of providing such services plus 5% of these costs. See "Relationship Between Too, Inc. and The Limited --Transitional Services and Separation Agreements--Services Agreement."

Management Information Systems

     Our management information systems and electronic data processing systems consist of a full range of retail, financial and merchandising systems, including:

     o    credit

     o    inventory distribution and control

     o    sales reporting

     o    accounts payable

     o    merchandise reporting

     o    distribution

     o    financial reporting

     Our information system is uniquely structured to address the needs of our business. The Limited owns some of the equipment used in the management information systems. We intend to enter into an agreement under which The Limited will continue to provide these information technology services to us on a basis consistent with past practices for a year following the spin-off. The Limited will charge us fees based on its costs of providing such services plus 5% of these costs. See "Relationship Between Too, Inc. and The Limited--Transitional Services and Separation Agreements--Services Agreement."

     Our merchandise reporting system updates sales information on a daily basis by polling the information from each store's point-of-sale, or POS, terminals. Our POS system consists of registers providing price look-up, scanning of bar-coded tickets and credit authorization. Through daily two-way electronic communication with each store:

     o sales information, payroll hours, store-initiated inventory transfers and details of physical inventory counts are uploaded to the host system

     o    price changes are downloaded to in-store POS devices

     o    we are able to send electronic mail

     We evaluate information obtained through daily reporting to implement merchandising decisions regarding markdowns and allocation of merchandise.

     Current hardware and network infrastructure in being upgraded through:

     o the creation of store, marketing and customer databases to improve controls and enhance sales and operational capabilities

     o    the implementation of a new warehouse management system

     o    the upgrading of distribution facilities to expand capacity

We may not be able to complete our planned upgrades on a timely basis or in a successful manner. See "Risk Factors--Risk Factors Relating to Our Business--The Planned Upgrades of the Management Information Systems That We Use May Not Be Successful."

Trademarks and Service Marks

     Limco, Inc., a wholly owned subsidiary of The Limited owns the brand name "Limited Too", which is registered in the United States and in numerous foreign countries. Limco, Inc. licenses the brand name to LimToo, Inc., our wholly owned subsidiary. We and The Limited intend to cause Limco, Inc. and LimToo, Inc. to enter into a trademark and service mark licensing agreement that will allow us to operate under the "Limited Too" brand name in connection with our business. The agreement will be for an initial term of five years after the spin-off, renewable annually at our option. See "Relationship Between Too, Inc. and The Limited--Transitional Services and Separation Agreements--Trademark and Service Mark Licensing Agreement."

     We are the owner in the United States of trademarks and service marks used to identify our merchandise and services, other than our brand name. Many of these merchandise marks are registered in the United States Patent and Trademark Office. These merchandise marks are important to us, and we intend to, directly or indirectly, maintain these marks and their registrations. However, we may choose not to renew a registration of one or more of our merchandise marks if we determine that the mark is no longer important to our business. We do not believe that any material claims of infringement or other challenges to our right to register or use our merchandise marks in the United States in a manner consistent with our current practices are pending.

     We also conduct business in foreign countries, principally because a substantial portion of our merchandise is manufactured outside the United States. We own registrations of our merchandise marks in foreign countries to the degree necessary to protect these marks, although there may be restrictions on the use of our marks in a limited number of foreign jurisdictions.

     We have not licensed any of our trademarks or service marks to any other entity.

Competition

     Although no other specialty apparel retailer focuses exclusively on our target customers, all aspects of our business are highly competitive since other retailers offer merchandise designed for our customers.

     Our primary competitors target the same customer group and include:

     o other specialty apparel and accessory retailers, such as GapKids, abercrombie and Claire's

     o    department stores, such as J.C. Penney's

     o    discount retailers, such as Target and Kohl's

     Newly emerging store-based retailers may provide additional competition to the existing competitive market.

     In addition to the traditional store-based retailers, we also compete with direct marketers who target customers through catalogs and Internet shopping. Direct marketers also include traditional store-based retailers like us who are expanding into catalogs and the Internet as additional distribution channels.

     We believe that the principal bases upon which we compete are design, price, service, selection, quality and distribution channels:

     o Design. We believe that we have a significant advantage over our competitors in this area because substantially all of our merchandise is designed internally and sold exclusively through our stores. See "--Merchandising--Product Design."

     o Price. We determine appropriate initial markups for all items and determine when prices should be lowered so that older inventory can make way for new inventory.

     o Service. Our sales associates are expected to personify our brand image through their attitude, enthusiasm and awareness of current fashion trends. See "--Sales Associates."

     o Selection. We offer a wide range of apparel for our target customer group, as well as a broad assortment of non-apparel items, including related accessories, personal care products under our "GirlCare" line and lifestyle products, such as furnishings for our target customer's room. See "--Merchandising--Product Mix."

     o Quality. Because we target fashion-aware customers, quality is important to us. Currently, we believe that we source our merchandise from reliable suppliers and we require our suppliers to test our products to ensure that they comply with federal and state standards and regulations.

     o Distribution Channels. Our exciting stores located throughout the United States are our premiere distribution channel for our merchandise. See "--Our Stores--Existing Store Environment" and "--Properties." As part of our growth strategy, we intend to launch a catalog and a website as new distribution channels for our products. See "--Our Stores--New Distribution Channels."

     We believe that we have significant competitive advantages because of high consumer recognition, acceptance of our brand name, our strong presence in the major shopping malls in the United States, our history with The Limited and the experience of our management team and sales associates. Most of our competitors provide clothing to both boys and girls. We believe that among single-gender retailers, we are the only specialty retailer to specifically target girls approximately 7 to 14 years of age. This unique aspect of our retail strategy contributes to our "just for her" brand image. However, some of our competitors have greater financial, marketing and other resources available to them. We cannot assure you that we will be able to compete successfully with them in the future, particularly in distribution channels in which we have less experience, such as catalogs and the Internet. See "Risk Factors--Relating to Our Business--Our Expansion into Catalog and Internet Distribution Channels May Not Be Successful."

Properties

     Our main offices are located in Columbus, Ohio. These headquarters are owned by Distribution Land Corp., a wholly owned subsidiary of The Limited, and leased to us. See "Relationship Between Too, Inc. and The Limited --Transitional Services and Separation Agreements--Amendment to Building Lease Agreement." We believe that our facilities are well maintained, in good operating condition and adequate for our current needs.

     As of May 1, 1999, we operated 321 stores, which are located primarily in shopping malls throughout the United States. Of these stores, 194 were leased directly from third parties -- principally shopping mall developers -- and 127 are governed by leases where the tenant is The Limited or an affiliate of The Limited, other than us. See

"Relationship Between Too, Inc. and The Limited--Transitional Services and Separation Agreements--Store Leases Agreement." We believe that as approximately 98% of our stores are located in shopping malls, there are growth opportunities for expansion to free-standing locations.

     Leases with third parties are typically between 10 and 15 years in duration. In most cases, the business unit pays an annual base rent plus a contingent rent based on the store's annual sales in excess of pre-established performance milestones. Leases with The Limited or an affiliate of The Limited, other than us, are on terms that represent the proportionate share of the base rent payable in accordance with the underlying lease plus the portion of any contingent rent payable in accordance with the underlying lease attributable to our performance.

     Some of the leases that we enter into are guaranteed by The Limited. See "Risk Factors--We May Not Be Able to Obtain Suitable Real Estate to Implement Our Growth Strategy" and "Relationship Between Too, Inc. and The
Limited--Transitional Services and Separation Agreements--Store Leases
Agreement."

     The map below provides the number of stores by state that we operate in the continental United States as of May 1, 1999:

     [GRAPHIC OMITTED]

Environmental Matters

     Various federal, state and local environmental protection and health and safety laws and regulations govern our activities, including the manufacture and transportation of our products and the disposal of waste. We also could be held responsible as owners or operators of real property for all of the costs relating to any contamination at our past or present facilities. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the contamination.

     Based on our present knowledge and current laws and regulations, we do not believe that environmental matters are likely to have a material adverse effect on our business, assets or financial condition. However, if we become aware of additional facts or if the laws change, environmental matters could become material to us.

Litigation

     We are a defendant in lawsuits arising in the ordinary course of business.

     On November 13, 1997, the United States District Court for the Southern District of Ohio, Eastern Division, dismissed with prejudice an amended complaint that had been filed against The Limited and some of its subsidiaries, including us, by the American Textile Manufacturers Institute ("ATMI"), a textile industry trade association. The amended complaint alleged that the defendants violated the federal False Claims Act by submitting false country of origin records to the U.S. Customs Service. On November 26, 1997, ATMI served a motion to alter or amend judgment and a motion to disqualify the presiding judge and to vacate the order of dismissal. The motion to disqualify was denied on December 22, 1997, but as a matter of his personal discretion, the presiding judge elected to recuse himself from further proceedings and this matter was transferred to a judge of the United States District Court for the Southern District of Ohio, Western Division. On May 21, 1998, this judge denied all pending motions seeking to alter, amend or vacate the judgment that had been entered in favor of The Limited. On June 5, 1998, ATMI appealed to the United States Court of Appeals for the Sixth Circuit, where the matter remains pending.

     Although it is not possible to predict with certainty the eventual outcome of any litigation, in the opinion of management, the foregoing proceeding is not expected to have a material adverse effect on our financial position or results of operations.

Employees

     As of May 1, 1999, we had approximately 5,900 employees, of whom approximately 1,350 were employed full-time and 4,550 were part-time employees. We also hire temporary employees during the peak "back to school" and holiday seasons. We believe that we have good relationships with our employees.

                                   MANAGEMENT

     The following table provides material information concerning our board of directors and our executive officers who will be serving or in office as of the date of the spin-off.

Name                                                      Age  Position
-----                                                    ----  --------
Michael W. Rayden.......................................  50   Chairperson of the Board of Directors, President
                                                               and Chief Executive Officer and Director
Sally A. Boyer..........................................  38   Vice President--Merchandising Operations
Kent A. Kleeberger......................................  47   Vice President and Chief Financial Officer
Kathleen C. Maurer......................................  39   Vice President--Human Resources
James C. Petty..........................................  40   Vice President--Stores
Nancy Jean Kramer.......................................  43   Director
David A. Krinsky........................................  50   Director
James U. McNeal.........................................  67   Director
Kenneth James Strottman.................................  50   Director


     Michael W. Rayden. Mr. Rayden has served as our President and Chief Executive Officer since March 1996. For the past 28 years, Mr. Rayden's career has been focused on the retail industry. Before joining us, he served as the President, Chief Executive Officer and Chairman of the Board of Pacific Sunwear of California, Inc. from 1990 to 1996, the President and Chief Executive Officer of The Stride Rite Corporation from 1987 to 1989 and the President and Chief Executive Officer of Eddie Bauer Inc. from 1984 to 1987. In connection with the spin-off, Mr. Rayden will be elected the chairperson of our board.

     Sally A. Boyer. Ms. Boyer has served as our Vice President--Merchandising Operations since May 1998. Ms. Boyer previously held various positions with us and The Limited, including as our Vice President--Planning and Distribution from 1995 to 1998. Before joining The Limited in 1991, she served as a Financial Consultant for Andersen Consulting from 1990 to 1991, a Merchandise Planner for The Limited from 1989 to 1990 and Merchandise Controller of Youthland, Inc. from 1984 to 1989.

     Kent A. Kleeberger. Mr. Kleeberger joined us as Vice President and Chief Financial Officer in March 1998 after a 10-year career with The Limited, including Victoria's Secret Catalogue. From 1995 to 1998, Mr. Kleeberger served as Corporate Controller of The Limited. Before that, he was Vice President and Controller of Victoria's Secret Catalogue after having worked there for approximately four years. Before joining The Limited in 1988, he held various positions, including Senior Manager, Audit, with Peat Marwick during his 13-year tenure.

     Kathleen C. Maurer. Ms. Maurer has served as our Vice President--Human Resources since April 1996 after serving 13 years in the human resources sector of the retail apparel industry. Before her current position with us, Ms. Maurer was the Vice President--Human Resources of Structure from 1991 to 1996, a Director of Human Resources of Express from 1985 to 1991 and a Personnel Administrator of The Limited from 1984 to 1985.

     James C. Petty. Mr. Petty has served as our Vice President--Stores since June 1997. Mr. Petty previously held various positions involving store management and operations with Old Navy Inc., Banana Republic, Inc. and The Gap, Inc. during his 13-year tenure with The Gap and its subsidiaries, including Vice President--Store Operations of Old Navy from 1994 to 1997 and Vice President--Store Operations of Banana Republic from 1991 to 1994.

     Nancy Jean Kramer. Ms. Kramer has been the President and Chief Executive Officer of Resource Marketing, Inc. since 1981. Resource Marketing, Inc. was founded by Ms. Kramer and specializes in integrated marketing solutions for high technology clients.

     David A. Krinsky. Mr. Krinsky is a member of the firm of O'Melveny & Myers LLP in Newport Beach, California. Before joining that firm as a partner in 1994, he was a partner at the law firm of Pettis, Tester, Kruse & Krinsky. He practices as a business and securities lawyer.

     James U. McNeal. Dr. McNeal has been Professor of Marketing at Texas A&M University since 1967. Dr. McNeal established the Department of Marketing and was head of this department from 1967 to 1975. Dr. McNeal is a frequent consultant to public companies and the federal government. Since 1976, he has been a marketing consultant specializing in marketing to children as consumers.

     Kenneth James Strottman. Mr. Strottman is the founder, President and Chief Executive Officer of Strottman International, Inc., a marketing agency specializing in developing promotional programs targeting children and families. Before founding his firm in 1983, Mr. Strottmann served as Vice President, Marketing, at Mattel, Inc.

     Before the spin-off, we will amend our certificate of incorporation to provide for a classified board consisting of a total of five directors. Members of our board will be divided into three classes and will serve staggered three-year terms. The term of office of our first class of directors will expire at the 2000 annual meeting of shareholders (expected to occur in the second quarter of 2000). The term of office of our second class of directors will expire at the 2001 annual meeting of shareholders. The term of office of our third class of directors will expire at the 2002 annual meeting of shareholders.

     Our board will have an audit committee, consisting entirely of independent directors, which will review the results and scope of the audit and other services provided by our independent accountants. In addition, our board will have a compensation committee, comprised of two or more members of our board who qualify as "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code and "non-employee directors" within the meaning of Rule 16b-3(b)(3)(i) under the Securities Exchange Act of 1934. The compensation committee will determine the compensation, including salaries, bonuses, restricted stock and option grants, for our executive officers.

   Compensation of Directors

     Directors who are not associates of Too, Inc. will receive an annual retainer of $10,000 per year (increased by $1,500 for each committee chair held), plus a fee of $1,000 for each board meeting attended ($400 for a telephonic meeting). As committee members, they will also receive $600 per committee meeting attended ($200 for a telephonic meeting). Each action in writing that our board or any committee of our board takes entitles each director on the board or the committee to be paid $200. Associates and officers who are directors receive no additional compensation for services rendered as directors. Under the Too, Inc. 1999 Non-Associate Director Stock Plan, each director who is not an associate of Too, Inc. will:

o    receive an initial grant to purchase of 5,000 shares of our common stock

o receive annual grants of options to purchase 1,000 shares of our common stock at a price equal to the fair market value of the shares at the grant date

o    be paid 50% of the annual retainer in shares of Too, Inc.'s common stock

   Employment Agreements with Executive Officers

     We expect to enter into an employment agreement with Mr. Rayden shortly after the spin-off. We anticipate that Mr. Rayden's agreement will have an initial multi-year term and will be renewable automatically for one year every year after the initial term, unless either party gives written notice to the contrary. We also anticipate that Mr. Rayden's agreement will provide for:

     o    an initial base salary comparable to his current salary

     o    a grant of an option to purchase shares of our common stock

     o a grant of performance-based awards of restricted shares of our common stock

     o participation in our Incentive Compensation Performance Plan and our Stock Option and Performance Incentive Plan, as determined by our board (for a discussion of these plans, see "Executive Compensation")

     o    additional life insurance coverage

     o    additional disability benefits

     o    severance benefits under specified circumstances

     o    non-solicitation and non-competition covenants

     We also anticipate that after the spin-off, we will enter into employment agreements, which could include non-compete covenants, with some of our other named executive officers.

   Transactions with Management

     During its fiscal year ended June 30, 1998, a division of Strottman International, Inc. purchased approximately $456,000 of lifestyle products from us in an arm's length transaction. The president and chief executive officer of Strottman International is Kenneth James Strottman. Mr. Strottman will be serving as one of our directors as of the date of the spin-off.

   Shares Eligible for Future Sale

     Shares of our common stock that you will receive in the spin-off will be freely transferable, except if you can be considered an "affiliate" of us under Rule 144 under the Securities Act of 1933. Persons who can be considered our affiliates after the spin-off generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, us. Our affiliates may only sell common stock received in the spin-off pursuant to an effective registration statement under the Securities Act of 1933 or pursuant to an exemption from registration under the Securities Act of 1933, such as the exemption afforded by Rule 144.

                             EXECUTIVE COMPENSATION

Summary

     The following table presents specific information regarding the compensation that The Limited has paid for the period indicated to:

     o Michael W. Rayden, our Chairperson of the Board of Directors, President and Chief Executive Officer

     o    Sally A. Boyer, our Vice President--Merchandising Operations

     o    Kent A. Kleeberger, our Vice President and Chief Financial Officer

     o    Kathleen C. Maurer, our Vice President--Human Resources

     o    James C. Petty, our Vice President--Stores

who have become our executive officers. Before the named individuals became our executive officers, they were associates of The Limited. The named executive officers will not continue their employment with The Limited after the spin-off. After the spin-off, we anticipate that we will make future awards of options to purchase our common stock and restricted shares of our common stock to a number of our executive officers, including the named executive officers under the Too, Inc. 1999 Stock Option and Performance Incentive Plan described below. The Limited paid the compensation stated below to these individuals because of their employment with The Limited.

     The principal components of each named executive officer's cash compensation from The Limited have been:

     o    the annual base salary

     o    a bonus

as shown in the "Summary Compensation Table." The bonus amounts represent amounts that the compensation committee of The Limited's board approved for each named individual based on the performance of The Limited and us during 1998. The long-term compensation shown in the "Summary Compensation Table" was provided under The Limited, Inc. 1993 Stock Option and Performance Incentive Plan (as amended and restated from time to time, "The Limited's Stock Plan"), which provides for various types of awards such as options to acquire common stock of The Limited and restricted common stock of The Limited. The Limited will be responsible for payments relating to equity-based awards relating to The Limited's common stock that it granted before the spin-off. We will pay all of the other compensation to be paid to our named executive officers after the spin-off.

     Immediately after the spin-off, the annual base salaries and annual bonus opportunities of the named executive officers will be at the levels as was determined by The Limited's compensation committee. Subsequently, the annual base salary and the annual bonus opportunity of the named executive officers will be determined by our compensation committee. We anticipate that the base salary that we pay to the named executive officers and to all other executive officers will initially be generally comparable to present levels of base salary received from The Limited, subject to such adjustments as may be determined in the normal course of business.

     In addition, in connection with the spin-off, we anticipate that we will adopt a number of compensation plans. Under the Too, Inc. 1999 Non-Associate Director Stock Plan described below, on the date of initial election to our board, we will grant each of our non-associate directors an option to purchase shares of our common stock. On the day of each annual meeting of shareholders beginning after the spin-off, we will also grant each of our non-associate directors an option to purchase 1,000 shares of our common stock. Under the Too, Inc. 1999 Incentive Compensation Performance Plan described below, our named executive officers and other eligible associates will be eligible to receive cash bonuses based on attainment by us of specified performance goals.

     All of the named executive officers will be eligible to participate in our Stock Option and Performance Incentive Plan and our Incentive Compensation Performance Plan, under which we anticipate granting incentive compensation awards after the spin-off.

     We also expect that in connection with the spin-off, options related to The Limited's common stock and restricted shares of its common stock held by employees of The Limited and vested options on The Limited's common stock held by Too, Inc. employees will be equitably adjusted to reflect the spin-off. These equitable adjustments may involve:

     o adjustments of the exercise price and number of shares subject to the options, or

     o    conversion into options to purchase our common stock, or

     o    a combination of both

     We further anticipate that, generally, unvested options on The Limited's common stock and restricted shares of The Limited held by Too, Inc. employees will be equitably converted into options and restricted shares of Too, Inc.

     The following table presents specific information regarding the compensation that The Limited has paid for the period indicated to all of the persons listed below who have become our executive officers.

Long-Term Incentive Plans--Awards in Fiscal 1998

     No awards were granted in respect of fiscal 1998 to the named executive officers, other than the restricted stock performance awards granted in shares of The Limited's common stock to our named executive officers, as disclosed in the "Summary Compensation Table."

                          Summary Compensation Table

                                             Annual Compensation                           Long-Term Compensation Awards
                              --------------------------------------------------   ---------------------------------------------
                                                                                                    Securities
                                                                    Other Annual    Restricted      Underlying       All Other
                              Fiscal Year                Bonus      Compensation   Stock Awards   Options Awarded   Compensation
Name and Principal Position       (1)        Salary      ($)(2)        ($)(3)         ($)(4)          (#)(5)           ($)(6)
---------------------------   -----------   --------  -----------   ------------   ------------   ---------------   ------------
Michael W. Rayden
 Chairperson of the
 Board of Directors,
 President and Chief
 Executive Officer.........      1998       $669,231   $1,188,250      $12,383       $141,311          101,770       $189,819
Sally A. Boyer
 Vice President --
 Merchandising
 Operations................      1998        216,538      157,520           --        122,615            5,088         43,993
Kent A. Kleeberger
 Vice President and
 Chief Financial Officer...      1998        237,308      171,840           --        183,923           10,177         42,982
Kathleen C. Maurer
 Vice President --
 Human Resources...........      1998        193,846      139,620           --        122,615            5,089         44,271
James C. Petty
 Vice President --
 Stores....................      1998        238,846      171,840           --        183,923            5,089         14,940

---------

(1) Under rules promulgated by the SEC, since we were not a reporting company during the three immediately preceding fiscal years, only the information with respect to the most recent completed fiscal year is noted in the "Summary Compensation Table."

(2) Represents for fiscal 1998 the aggregate of the performance-based incentive compensation for the spring and fall selling seasons.

(3) Represents reimbursement of taxes on term life insurance premiums paid on behalf of Mr. Rayden.

(4) Represents for each executive officer the restricted stock awards for fiscal 1998 under The Limited's Stock Plan. The information in the table is based on the closing price of The Limited's common stock on the date that the awards were made.

     On June 1, 1998, 4,266 restricted shares of The Limited's Common Stock were granted to Mr. Rayden. The per share value of The Limited's common stock on this date was $33.125. This award was granted in connection with the May 1998 split-off of Abercrombie & Fitch. The vesting of this award is the same as the vesting of the previously granted restricted stock awards to which this adjustment grant relates.

     On February 1, 1999, 3,580, 5,370, 3,580 and 5,370 restricted shares of The Limited's common stock were granted to Ms. Boyer, Mr. Kleeberger, Ms. Maurer and Mr. Petty, respectively, based on business performance for fiscal 1998. The per share value of The Limited's common stock on this date was $34.25. These awards vest 10% on the grant date and 20%, 30% and 40% on the first through third anniversaries of the grant date, in each case, subject to continued employment with The Limited.

     Dividends will not be paid or accrue with respect to shares of restricted stock until such shares vest.

     As of January 30, 1999, the aggregate restricted stock holdings and the value of such holdings for each of the named executive officers were: Mr. Rayden, 245,286 shares, $8,370,385; Ms. Boyer, 9,017 shares, $307,705; Mr.
     Kleeberger, 7,826 shares, $267,062; Ms. Maurer, 9,017 shares, $307,705;
     and Mr. Petty,10,770 shares, $367,526 (based on the $34.125 fair market value of a share of The Limited's common stock as of Friday, January 29,
     1999).

(5) Options have been adjusted to reflect the May 1998 split-off of Abercrombie & Fitch.

(6) Includes employer matching and supplemental contributions allocated to each executive officer's account under qualified and non-qualified defined contribution plans maintained by The Limited during the 1998 calendar year in the amount of $176,294, $40,840, $41,558 and $41,118 and $11,808, for
     Mr. Rayden, Ms. Boyer, Mr. Kleeberger, Ms. Maurer and Mr. Petty, respectively. We anticipate that after the spin-off, the named executive officers will continue to participate in similar plans that we will adopt.

     Includes term life insurance premiums in the amount of $13,525 paid on behalf of Mr. Rayden.

     Includes one-time cash payments related to the May 1998 split-off of Abercrombie & Fitch. The payments are in the amount of $3,153, $1,424, $3,153 and $3,132 to Ms. Boyer, Mr. Kleeberger, Ms. Maurer and Mr. Petty, respectively.

   Stock Options

     The following table provides material information regarding options to acquire The Limited's common stock that The Limited granted to the named executive officers during The Limited's 1998 fiscal year.

                     Option Grants in 1998 Fiscal Year (1)

                                                   Individual Grants                           Potential Realizable Value at
                      ---------------------------------------------------------------------    Assumed Annual Rates of Stock
                        Securities    Percentage of Total                                      Price Appreciation for Option
                        Underlying    Options Granted to                                                 Term(3)
                         Options         Associates in         Exercise Price    Expiration    -----------------------------
Name                  Granted(#)(2)       Fiscal Year           Per Share($)        Date           5%($)          10%($)
--------------------  -------------   -------------------      --------------    -----------   ------------    ------------
Michael W. Rayden..      101,770             2.41%                $26.6532         02/02/08     $1,784,086       $4,447,559

Sally A. Boyer.....        5,088             0.12%                 26.6532         02/02/08         89,196          222,356

Kent A. Kleeberger.        7,633             0.18%                 26.6532         02/02/08        133,811          333,578
                           2,544             0.06%                 27.9429         03/23/08         46,756          116,558

Kathleen C. Maurer.        5,089             0.12%                 26.6532         02/02/08         89,213          222,400


                                       82




                                                   Individual Grants                           Potential Realizable Value at
                      ---------------------------------------------------------------------    Assumed Annual Rates of Stock
                        Securities    Percentage of Total                                      Price Appreciation for Option
                        Underlying    Options Granted to                                                 Term(3)
                         Options         Associates in         Exercise Price    Expiration    -----------------------------
Name                  Granted(#)(2)       Fiscal Year           Per Share($)        Date           5%($)          10%($)
--------------------  -------------   -------------------      --------------    -----------   ------------    ------------
James C. Petty.....        5,089             0.12%                 26.6532         02/02/08         89,213          222,400

---------
(1)  All options granted relate to shares of The Limited's common stock.

(2) On February 2, 1998, options were granted to Mr. Rayden, Ms. Boyer, Mr. Kleeberger, Ms. Maurer and Mr. Petty pursuant to The Limited's Stock Plan. The options granted to Mr. Rayden vest 10%, 10%, 10%, 15%, 20% and 35% on the first through sixth anniversaries of the grant date, respectively, subject to continued employment with The Limited. The options granted to Ms. Boyer, Mr. Kleeberger, Ms. Maurer and Mr. Petty become exercisable in four equal annual installments commencing on the first anniversary of the grant date, in each case, subject to the holder's continued employment with The Limited.

     On March 23, 1998, options were granted to Mr. Kleeberger pursuant to The Limited's Stock Plan. These options become exercisable in four equal annual installments commencing on the first anniversary of the grant date, subject to continued employment with The Limited.

     Options have been adjusted to reflect the May 1998 split-off of Abercrombie & Fitch.

(3) The assumed rates of growth were selected by the SEC for illustrative purposes only and are not intended to predict or forecast future stock prices.


          The following table provides information relating to the number and value of shares of The Limited's common stock subject to options held by the named executive officers as of January 30, 1999.

                Aggregated Option Exercises in 1998 Fiscal Year
                       and Fiscal Year-End Option Values

                         Shares                                   Number of Securities               Value of Unexercised In-the-
                      Acquired on       Value Realized           Underlying Unexercised             Money Options at Fiscal Year-
Name                  Exercise (#)          ($)(1)           Options at Fiscal Year-End (#)                   End($)(2)
-------------------   ------------      --------------       -------------------------------        ------------------------------
                                                              Exercisable      Unexercisable         Exercisable     Unexercisable
                                                              -----------      -------------         -----------     -------------
Michael W. Rayden..           --                  --             36,636           382,656             $552,725       $4,968,111

Sally A. Boyer.....           --                  --             13,484            12,977              226,774          175,198

Kent A. Kleeberger.       18,000            $152,426             13,610            20,482              218,089          247,061

Kathleen C. Maurer.           --                  --             17,809            12,214              260,845          162,490

James C. Petty.....           --                  --              2,544            12,722               36,194          146,620

---------
(1) Calculated on the basis of the number of shares exercised, multiplied by the excess of the fair market value of a share of The Limited's common stock on the date of exercise over the exercise price of such option.

(2) Value is calculated on the basis of the number of shares of The Limited's common stock subject to each such option multiplied by the excess of the $34.125 fair market value of a share of The Limited's common stock at fiscal year-end over the exercise price of such option.


     Options have been adjusted to reflect the split-off of Abercrombie & Fitch in May 1998.

Too, Inc. 1999 Incentive Compensation Performance Plan

     We anticipate that before the spin-off occurs, our board will adopt, and The Limited, as our sole shareholder, will approve, effective on the completion of the spin-off, the Too, Inc. 1999 Incentive Compensation Performance Plan. This section of the information statement summarizes the material provisions of the plan. You should also read the Incentive Compensation Performance Plan, which we have filed as an exhibit to the Form 10 of which this information statement forms a part.

     This plan is intended to satisfy the applicable provisions of Section 162(m) of the Internal Revenue Code. Our compensation committee will select those key executives of our company with significant operating and financial responsibility and who are likely to be "covered employees" within the meaning of Section 162(m) for the relevant fiscal year to be eligible to receive seasonal or annual incentive compensation payments under the plan.

     Before the beginning of each spring and fall selling season, our compensation committee may establish our performance goals. The performance goals that our compensation committee selects will be based on one or more of the following:

     o    price of our common stock or the stock of any affiliate

     o    shareholder return

     o    return on equity

     o    return on investment

     o    sales productivity

     o    comparable store sales growth

     o    economic profit

     o    net income growth

     o    market share

These factors will have a minimum performance standard below which, and a maximum performance standard above which, no payments will be made. Our compensation committee may base our performance goals on an analysis of historical performance and growth expectations for the business, financial results of other comparable businesses and progress towards achieving the long-range strategic plan for our business. These objectives and determination of results are based entirely on financial measures, and discretion may not be used to modify award results. Our compensation committee may not use any discretion to modify results except as permitted under Section 162(m) of the Internal Revenue Code.

     Annual incentive compensation targets established for eligible executives will range from 10% to 150% of base salary. Incentive compensation targets would equal a percentage of an eligible executive's total compensation as established by the pay guidelines. Executives earn their target incentive compensation if the business achieves the established performance goals. The target incentive compensation percentage for each executive is based on the following:

     o    the level of the officer's position

     o    the functional responsibility of the officer's position

     o    competitive practices

in that order of priority. For the named executive officers, annual incentive compensation targets can range from 30% to 150% of base salary. Incentive compensation paid to executives can range from zero to double their targets, based upon the extent to which performance goals are achieved. Except as permitted by Section 162(m) of the Internal Revenue Code, the minimum level at which an executive would earn any incentive payment, and the level at which an executive would earn the maximum incentive payment of double the target, are established by our compensation committee before the commencement of each bonus period. Actual payouts must be based on a preestablished interpolation based on these minimum and maximum levels and the performance goals.

     The maximum dollar amount to be paid for any year under our Incentive Compensation Performance Plan to each participant may not exceed $3,000,000.

Too, Inc. 1999 Stock Option and Performance Incentive Plan

     We anticipate that before the spin-off occurs, our board will adopt, and The Limited, as our sole shareholder, will approve, effective on the completion of the spin-off, the Too, Inc. 1999 Stock Option and Performance Incentive Plan. This section of the information statement summarizes the material provisions of the plan. You should also read our Stock Option and Performance Incentive Plan, which we have filed as an exhibit to the Form 10 of which this information statement forms a part.

   Purpose of Plan

     The purpose of our Stock Option and Performance Incentive Plan is to attract and retain the best available executive and key management associates for us and our subsidiaries and to encourage the highest level of performance by those associates, thereby enhancing our value for the benefit of our shareholders. The plan is also intended to motivate executive and key management associates to contribute to our future growth and profitability and to reward their performance in a manner that provides them with a means to increase their holdings of our common stock and aligns their interests with the interests of our shareholders.

   Administration of Plan

     Our Stock Option and Performance Incentive Plan will be administered by our compensation committee. Our compensation committee will have the power, in its discretion, to grant awards under the plan, to determine the terms of these awards, to interpret the provisions of the plan and to take any action that it deems necessary or advisable for the administration of the plan.

   Eligibility and Participation

     Eligibility to participate in our Stock Option and Performance Incentive Plan is limited to our executive and key management associates and those of our subsidiaries. Participation in the plan is at the discretion of our compensation committee and will be based upon the associate's present and potential contributions to our success and such other factors as our compensation committee deems relevant. No associate may be granted in any calendar year awards covering more than 1,100,000 shares of our common stock.

   Type of Awards Under Our Stock Option and Performance Incentive Plan

     The Stock Option and Performance Incentive Plan provides that our compensation committee may grant awards to eligible associates in any of the following forms, subject to such terms, conditions and provisions as our compensation committee may determine to be necessary or desirable:

     o    incentive stock options

     o    nonstatutory stock options

     o    stock appreciation rights

     o    restricted shares of our common stock

     o    performance shares

     o    performance units

     o    unrestricted shares of our common stock

     o    tax reimbursement payments

   Number of Authorized Shares

     We have authorized a maximum of       shares of our common stock for our
associates and those of our subsidiaries under the Stock Option and Performance Incentive Plan during the term of the plan. Corresponding tax reimbursement payments also may be awarded at the discretion of our compensation committee. Our compensation committee may adjust the number and class of shares available under the plan and/or subject to outstanding awards to prevent dilution or enlargement of rights in the event of various changes in our capitalization.

   Term of Our Stock Option and Performance Incentive Plan

     Unless earlier terminated by our board, our Stock Option and Performance Incentive Plan will terminate on the tenth anniversary of the earlier of the adoption of the plan by our board or the date of the spin-off.

   Amendment and Termination

     Our board may suspend, terminate, modify or amend our Stock Option and Performance Incentive Plan at any time. Any material increase in the maximum number of shares that may be issued under the plan or any repricing of outstanding options, other than antidilution or equitable adjustments, must be approved by our shareholders.

Too, Inc. 1999 Stock Plan for Non-Associate Directors

     We anticipate that, before the spin-off occurs, our board will adopt and The Limited, as our sole shareholder, will approve, effective on the completion of the spin-off, the Too, Inc. 1999 Stock Plan for Non-Associate Directors. This section of the information statement summarizes the material provisions of the plan. You should also read the Non-Associate Director Stock Plan, which we have filed as an exhibit to the Form 10 of which this information statement forms a part.

   Purpose of Plan and Administration

     The purpose of the Non-Associate Director Stock Plan is to promote our interests and those of our shareholders by increasing the proprietary interest of non-associate directors in our growth and performance.

     Our board will administer the Non-Associate Director Stock Plan. Subject to the provisions of the plan, our board will be authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to it and to make all other determinations necessary or advisable for its administration. However, our board will have no discretion with respect to the selection of directors to receive options, the number of shares of our common stock subject to any such options, the purchase price of these options or the timing or term of grants of options. The determinations of our board in the administration of the plan will be final and conclusive.

   Eligibility

     The Non-Associate Director Stock Plan provides for awards of nonqualified options to our directors who are not associates of us or our affiliates ("Eligible Directors").

   Types of Awards

     Under the Non-Associate Director Stock Plan, on the date of initial election to our board, each Eligible Director will be granted an option to purchase 5,000 shares of our common stock with a fair market value exercise price. Subsequently, on the day of each annual meeting of our shareholders beginning after the spin-off, each Eligible Director will be granted an option to purchase 1,000 shares of our common stock as of the day of the annual meeting at a per share exercise price equal to the fair market value of a share of our common stock on this date. Each option will:

     o vest in annual 25% increments beginning on the first anniversary of the grant date

     o expire on the earlier of the tenth anniversary of the grant date and one year from the date on which the optionee ceases to be an Eligible Director

     The exercise price of options must be satisfied in cash.

     In addition, the Non-Associate Director Stock Plan provides that each Eligible Director may receive 50% of his or her annual retainer in unrestricted shares of our common stock in quarterly installments, valued as of the last business day of each fiscal quarter beginning after the date of the spin-off.

   Number of Authorized Shares

     We have authorized a maximum of 50,000 shares of our common stock to grant options and to award shares of our common stock instead of giving an Eligible Director 50% of his or her annual retainer under the Non-Associate Director Stock Plan. Shares of our common stock subject to options that are forfeited, terminated or canceled will again be available for awards. The shares of our common stock to be delivered under the plan will be made available from the authorized but unissued shares of our common stock or from treasury shares. The number and class of shares available under the plan and/or subject to outstanding options may be adjusted by our board to prevent dilution or enlargement of rights in the event of various changes in our capitalization.

   Transferability

     The options granted under the Non-Associate Director Stock Plan may not be assigned or transferred, except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order.

     Shares issued in payment of the annual retainer are transferable.

   Term of Plan

     Our board may not grant any shares under the Non-Associate Director Stock Plan after the tenth annual meeting of our shareholders after the date of the spin-off.

   Amendments

     Our board may amend the Non-Associate Director Stock Plan as it deems advisable or to conform to any change in any law or regulation applicable to the plan subject, to the extent deemed necessary or desirable to comply with applicable law, to the approval of our shareholders.

                SECURITY OWNERSHIP OF THE LIMITED AND TOO, INC.

     The Limited beneficially and of record holds, and will hold before the spin-off, all of the outstanding shares of our common stock. Below, you will find a table with information as of February 28, 1999 providing the number of shares of The Limited's common stock beneficially owned by:

     o    each of our directors and nominees as directors

     o    each of our named executive officers

     o    all of our directors and named executive officers as a group

To our knowledge, other than as disclosed below, there are no persons or entities that own more than 5% of the outstanding common stock of The Limited.

     The table also provides the number of shares of our common stock, rounded to the nearest whole share, that each such person or entity would own immediately after the spin-off on a pro forma basis. To our knowledge, unless we state otherwise, each person or entity has sole voting and investment power with respect to the shares set forth opposite the person's name.

                                                         The Limited                       Too, Inc. Pro Forma
                                              -------------------------------------     ----------------------------
                                               Number of                                  Number of
                                                 Shares                 Percent of          Shares        Percent of
                                              Beneficially              Outstanding      Beneficially    Outstanding
Beneficial Owner                                Owned(1)                   Shares           Owned           Shares
----------------                              ------------              -----------      ------------    ------------
The Limited's Directors and Named
 Executive Officers(2)
 Leslie H. Wexner..........................     58,625,235 (3)(4)(5)      25.8%            8,375,033          25.8%
 Kenneth B. Gilman.........................        449,302 (3)(6)             *               64,186             *
 Martin Trust..............................      2,505,229 (3)(6)             *              357,889             *
 Arnold F. Kanarick........................        166,594 (3)                *               23,799             *
 V. Ann Hailey.............................         34,914                    *                4,987             *
 Eugene M. Freedman........................          6,430                    *                  918             *
 E. Gordon Gee.............................          3,492                    *                  498             *
 David T. Kollat...........................        202,492                    *               28,927             *
 Claudine B. Malone........................          4,517                    *                  645             *
 Leonard A. Schlesinger....................          3,492                    *                  498             *
 Donald B. Shackelford.....................         72,430 (6)                *               10,347             *
 Allan R. Tessler..........................         22,694 (6)                *                3,242             *
 Abigail S. Wexner.........................          1,009                    *                  144             *
 Raymond Zimmerman.........................          8,692 (7)                *                1,241             *
All Directors and Named Executive
 Officers of The Limited as a Group (14
 persons)..................................     62,106,522 (3)(8)          27.2            8,872,354          27.2
Too, Inc.'s Directors and Named
 Executive Officers(9)
 Michael W. Rayden.........................         70,995                    *               10,142             *
 Kent A. Kleeberger........................         18,890                    *                2,698             *
 Sally A. Boyer............................         22,136                    *                3,162             *
 Kathleen C. Maurer........................         36,934 (10)               *                5,276             *
 James C. Petty............................          4,816                    *                  688             *
 Nancy Jean Kramer.........................            310                    *                   44             *
 David A. Krinsky..........................             --                   --                   --            --
 James U. McNeal...........................             --                   --                   --            --



                                       88




                                                         The Limited                       Too, Inc. Pro Forma
                                              -------------------------------------     ----------------------------
                                               Number of                                  Number of
                                                 Shares                 Percent of          Shares        Percent of
                                              Beneficially              Outstanding      Beneficially    Outstanding
Beneficial Owner                                Owned(1)                   Shares           Owned           Shares
----------------                              ------------              -----------      ------------    ------------
 Kenneth James Strottman...................             --                   --                   --            --
All Directors and Officers of Too, Inc. as
 a Group (9 persons).......................        154,081                    *               22,010             *

---------
(*)  Less than 1%.

(1) Of the shares of stock shown as beneficially owned, the following shares are not currently owned but are subject to options which were outstanding on February 28, 1999 and were exercisable within 60 days after that: Mr. Wexner, 437,610; Mr. Gilman, 253,981; Mr. Trust, 165,884; Mr. Kanarick, 127,210; Ms. Hailey, 26,714; Mr. Freedman, 1,271; Dr. Gee, 1,272; Mr.
     Kollat, 1,272; Ms. Malone, 1,272. Dr. Schlesinger, 1,272; Mr. Shackelford, 1,272; Mr. Tessler, 1,272; Ms. Wexner, 254; Mr. Zimmerman, 1,272; Mr. Rayden, 49,866; Ms. Boyer, 19,081; Mr. Kleeberger, 17,378; Ms. Maurer, 22,516; and Mr. Petty, 3,816. The foregoing information does not reflect any adjustments to the options to be made as a result of the spin-off.

(2) The address of each director and named executive officer of The Limited is c/o The Limited, Inc., Three Limited Parkway, Columbus, Ohio 43230.

(3) Includes the following number of shares held as of February 28, 1999 in an employee benefit plan under which the participant has the power to dispose or withdraw shares: Mr. Wexner, 539,436; Mr. Gilman, 34,270; Mr. Kanarick, 422; Mr. Trust, 29,077; and all directors and named executive officers of The Limited as a group, 603,205. Also includes the following number of shares held as of February 28, 1999 in an employment benefit plan under which the participant has the power to dispose or withdraw shares: Mr. Kleeberger, 282; Ms. Maurer, 2,708; and all directors and named executive officers of Too, Inc. as a group, 3,090.

(4) Includes 350,000 shares held by Health and Science Interests II, 883,317 shares held by the Wexner Foundation, 81,081 shares held by the Harry, Hannah & David Wexner Trust, 5,000,000 shares held by the Harry, Hannah, David & Sarah Wexner Trust and 18,750,000 shares held by The Wexner Children's Trust. Mr. Wexner disclaims beneficial ownership of the shares held by Health and Science Interests II and the Wexner Foundation. Mr. Wexner shares investment and voting power with others with respect to shares held by the Wexner Foundation.

(5) On June 10, 1999, The Limited announced the final results of its modified "Dutch Auction" tender offer. The Limited accepted for purchase 15 million shares of its outstanding common stock. After this purchase, approximately 214 million shares of The Limited's common stock were outstanding.

     On June 23, 1999, Mr. Wexner contributed 10,000,000 shares of The Limited's common stock to ASW Investments, a trust organized under the laws of Ohio. On that same date, ASW Investments contributed its 10,000,000 shares of The Limited's common stock to ASW Holdings, Inc. ("ASW Holdings"), a Delaware corporation, in consideration of the issuance to ASW Investments of all of the outstanding shares of capital stock of ASW Holdings. The sole trustee of ASW Investments is Abigail S. Wexner, Mr. Wexner's wife. The directors and executive officers of ASW Holdings are Ms. Wexner and Jeffrey E. Epstein.

     On June 30, 1999, ASW Holdings transmitted a Form 144 for filing with the SEC indicating its intention to sell a total of 4,600,000 shares of The Limited's common stock. This amount includes 2,800,000 shares of The Limited's common stock, which were sold on the New York Stock Exchange on June 30, 1999.

     As of July 1, 1999, Mr. Wexner and his related interests owned approximately 26.0% of The Limited's outstanding common stock.

(6) Includes the following number of shares owned by family members, as to which beneficial ownership is disclaimed: Mr. Gilman, 1,117; Mr. Shackelford, 18,955; Mr. Tessler, 202; and Mr. Trust, 207,890.

(7) Includes 1,200 shares, which are Mr. Zimmerman's proportionate share of 3,600 shares owned by a corporation of which Mr. Zimmerman is president and a 33% shareholder plus 2,000 shares held by a partnership which is 45% owned by Mr. Zimmerman and 45% owned by his wife.

(8)  Includes 1,461,481 shares, as to which beneficial ownership is disclaimed.

(9) The address of each director and named executive officer of Too, Inc. is c/o Too, Inc., 3885 Morse Road, Columbus, Ohio 43219.

(10) Includes the following number of shares owned by family members, as to which beneficial ownership is disclaimed: Ms. Maurer, 6,476.23.

                          DESCRIPTION OF CAPITAL STOCK

General

     Our authorized capital stock will consist of:

     o    100 million shares of our common stock, par value $.01 per share

     o 50 million shares of our preferred stock, of which no shares are outstanding as of the date of this information statement

Below, you will find a summary of the material provisions of our certificate of incorporation affecting the relative rights of our common and preferred stock. You should also read our certificate of incorporation, which we have filed as an exhibit to the Form 10 of which this information statement forms a part.

Common Stock

   Voting Rights

     The holders of our common stock will be entitled to one vote per share on all matters to be voted on by shareholders. Holders of our common stock will not be entitled to cumulate their votes in the election of directors. Generally, all matters on which shareholders will vote must be approved by a majority of the votes entitled to be cast by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. However, our certificate of incorporation includes some supermajority requirements, including:

     o a requirement that the holders of at least 75% of our outstanding common stock must approve:

          - a merger or consolidation with persons or entities that beneficially own at least 5% of our common stock

          - a sale of all or substantially all of our assets to those persons or entities

          -    other control transactions

          unless, in each case, the proposed transaction is approved by a majority of the directors who were in office immediately before the time when such ownership was acquired, or by their approved successors

     o a requirement that the vote of 75% of our outstanding voting shares is required to remove a director for cause

     o a requirement that only the holders of at least 75% of our outstanding common stock may approve any amendment or repeal of our bylaws and specified provisions of our certificate of incorporation

   Dividends

     We anticipate that future earnings will be used principally to support operations and finance the growth of our business. Thus, we do not intend to pay cash dividends on our common stock in the foreseeable future. Payment of dividends will also be restricted by provisions in our credit facility. If our lenders permit us to declare dividends, the dividend amounts, if any, will be determined by our board. Our board will consider a number of factors, including our financial condition, capital requirements, funds generated from operations, future business prospects, applicable contractual restrictions and any other factors our board may deem relevant.

   Other Rights

     If we are liquidated, dissolved or wound up, we will pay the full amounts required to be paid to holders of shares of any outstanding preferred stock before we make any payments to holders of shares of our common stock. All holders of shares of our common stock are entitled to share ratably in any assets available for distribution to these holders, after all of our other creditors have been satisfied.

     No shares of our common stock may be redeemed. Holders of shares of our common stock do not have any preemptive rights to purchase additional shares of our common stock.

     Immediately after the spin-off, all of the outstanding shares of our common stock will be validly issued, fully paid and nonassessable.

Preferred Stock

     We may issue preferred stock from time to time in one or more series and with the terms of each series stated in our board's resolutions providing for the designation and issue of that series. Our certificate of incorporation authorizes our board to determine the dividend, voting, conversion, redemption and liquidation preferences, rights, privileges and limitations pertaining to each series of preferred stock that we issue. Without seeking any shareholder approval, our board may issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock and could have anti-takeover effects. Specifically, our certificate of incorporation authorizes our board to adopt a rights plan with continuing director provisions, which means that the rights plan may be redeemed only by:

     o a majority of directors who were in office when the rights plan was adopted

     o their successors whose nomination is recommended or approved by a majority of those directors

The ability of our board to adopt a rights plan to issue preferred stock without shareholder approval could delay, defer or prevent a change in control of us or the removal of existing management.

     We do not have any shares of preferred stock outstanding as of the date of this information statement.

Transfer Agent

     The transfer agent and registrar for our common stock is First Chicago Trust Company of New York. The contact information for First Chicago is:

      First Chicago Trust Company of New York
      P.O. Box 2500
      Jersey City, NJ 07303-2500
      (800) 317-4445

                    STATUTORY, CHARTER AND BYLAW PROVISIONS

     Below, you will find a summary of the provisions of our certificate of incorporation and bylaws that may have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders. You should also read our certificate of incorporation and bylaws, which we have filed as exhibits to the Form 10 of which this information statement forms a part.

Classified Board of Directors

     Our certificate of incorporation provides for our board to be divided into three classes of directors. The term of office of the first class expires at the 2000 annual meeting, the term of office of the second class expires at the 2001 annual meeting and the term of office of the third class expires at the 2002 annual meeting. At each annual meeting held after 2002, a class of directors will be elected to replace the class whose term has then expired. As a result, approximately one-third of the members of our board will be elected each year and, except as described above, each of the directors will serve a staggered three-year term. See "Management." Moreover, our certificate of incorporation provides that directors may be removed only for cause, upon the vote of 75% of our outstanding voting shares, as permitted by the Delaware General Corporation Law only in the case of a corporation having a classified board.

     These provisions could prevent a shareholder (or group of shareholders) having majority voting power from obtaining control of our board until the second annual shareholders' meeting following the date that the shareholder, or group of shareholders, obtains majority voting power. Thus, these provisions may discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

Shareholder Action by Written Consent; Special Meetings

     Our certificate of incorporation provides that no action may be taken by the shareholders except at an annual or special meeting of shareholders. As a result, our shareholders may not take any action by written consent instead of a meeting. Our bylaws provide that special meetings of our shareholders may only be called by our board or the chairperson of our board, or his or her designee. These provisions may make it more difficult for shareholders to take an action that our board opposes.

Advance Notice Provisions

     Our bylaws establish an advance written notice procedure for shareholders seeking:

     o to nominate candidates for election as directors at any annual meeting of shareholders

     o    to bring business before an annual meeting of our shareholders

     Our bylaws provide that only persons who are nominated by our board, or by a shareholder who has given timely written notice to our secretary before the meeting to elect directors, will be eligible for election as our directors. Our bylaws also provide that the business to be conducted at any meeting of shareholders must be brought either by our board or by a shareholder in compliance with the written notice procedures. In the case of an annual meeting of shareholders, a shareholder must give timely written notice to our secretary of its intention to bring business before the meeting, which is then considered by our board.

     Under our bylaws, for any shareholder notice to be timely, we must receive the notice between 120 days to 150 days before the first anniversary of our last proxy statement. Under our bylaws, a shareholder's notice must also contain the information specified in the bylaws. These provisions may preclude or deter some shareholders from bringing matters before a shareholders' meeting or from making nominations for directors at an annual meeting.

Preferred Stock

     Under our certificate of incorporation, our board will have the authority, without further shareholder approval:

     o    to create one or more series of preferred stock

     o to issue shares of preferred stock in a series up to the maximum number of shares of preferred stock authorized

     o to determine the preferences, rights, privileges, qualifications, limitations and restrictions of any series, including the dividend rights, voting rights, conversion privileges, rights and terms of redemption, liquidation preferences, the number of shares constituting any series and the designation of any series

     With this authority, our board could create and issue a series of preferred stock with such rights, privileges or restrictions as it may decide upon and could adopt a rights plan. Our board is also authorized to adopt a rights plan that may be redeemed only by a majority of the directors who were in office when the plan was adopted (or by their successors whose nomination is recommended or approved by a majority of those directors). These actions could have the effect of discriminating against an existing or prospective shareholder who beneficially owns, or tenders for, a substantial amount of shares of our outstanding common stock. One possible effect of authorized, but unissued and unreserved, shares of capital stock could be to ensure the continuity of management by rendering it more difficult for a potential acquiror to obtain control of us. If we issue shares of our capital stock, we may be able to delay or prevent a change in control of us without any further action by our shareholders.

Amendment of Charter and Bylaw Provisions

     Our certificate of incorporation provides that our board may adopt, repeal, alter, amend or rescind any provision of our bylaws. Our certificate of incorporation also provides that only the holders of at least 75% of the total number of votes entitled to vote generally in the election of directors may adopt, repeal, alter, amend or rescind bylaw provisions.

     The affirmative vote of holders of at least 75% of the total number of votes entitled to vote generally in the election of directors is also required for any amendment, modification or repeal of the provisions of our certificate of incorporation or bylaws relating to:

     o    the amendment of our certificate of incorporation

     o    classified board provisions

     o    the prohibition on action by written consent

     o    the limitation of liability

     o    the election and removal of directors

     o    a vote required to effect specified business combinations

     o the authorization of a rights plan that may be redeemed only by a majority of the directors who were in office when the plan was adopted or by their approved successors

     o    the right to call special meetings

     o    indemnification of officers and directors

In all other cases, our charter may be amended by the affirmative vote of 50% of the number of votes entitled to vote generally in the election of directors.

Delaware General Corporation Law

     Because we are a Delaware corporation, Section 203 of the Delaware General Corporation Law applies to us. Section 203 provides that, except for transactions specified in Section 203, a corporation will not engage in any "business combination" with any "interested shareholder" for a three-year period after the date that the shareholder became an interested shareholder unless:

     o before the date that the shareholder became an interested shareholder, the board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder

     o upon completion of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding, shares owned by:

          -    persons who are both directors and officers

          -    employee stock plans in some circumstances

     o on or after the date that the shareholder became an interested shareholder, the business combination is approved by the board of the corporation and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66% of the outstanding voting stock which is not owned by the interested shareholder

     A "business combination" includes a merger, consolidation, asset sale or other transaction resulting in a financial benefit to an interested shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's outstanding voting stock.

     Section 203 makes it more difficult under some circumstances for an interested shareholder to effect a business combination with us for a three-year period, although our shareholders may elect to exclude us from the restrictions imposed under Section 203.

     The restrictions imposed by Section 203 will not apply to a corporation in some circumstances, including if:

     o the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203

     o twelve months have passed after the corporation, by action of its shareholders holding a majority of the shares entitled to vote, amends its certificate of incorporation expressly electing not to be governed by Section 203

We have not elected to opt out of Section 203. Thus, the restrictions imposed by Section 203 will apply to us.

Liability and Indemnification of Directors and Officers

     Delaware General Corporation Law, our certificate of incorporation and our bylaws contain provisions relating to the limitation of liability and indemnification of our directors and officers. We describe these provisions below.

     Our certificate of incorporation provides that our directors are not personally liable to us or our shareholders for monetary damages for breach of their fiduciary duties as directors to the fullest extent permitted by Delaware law. Existing Delaware law permits the elimination or limitation of directors' personal liability to us or our shareholders for monetary damages for breach of their fiduciary duties as directors, except liability for:

     o    any breach of a director's duty of loyalty to us or our shareholders

     o acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law

     o any transaction from which a director derived improper personal benefit

     o    the unlawful payment of dividends

     o    unlawful stock repurchases or redemptions

     Because of these exculpation provisions, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or that otherwise violate their fiduciary duties as directors, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are not available to shareholders, shareholders may not have an effective remedy against a director in connection with the director's conduct.

     Our bylaws also provide that we will indemnify and hold harmless any person who was or is a party or is threatened to be made a party to, or is involved in, any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that the person:

     o    is or was one of our directors or officers

     o is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or as a member of any committee or similar body to the fullest extent permitted by Delaware Law. We will also pay the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware Law. This right to indemnification will be a contract right. We may, by action of our board, provide indemnification to our employees and agents to the extent and to the effect that our board determines to be appropriate and authorized by Delaware law.

     We intend to purchase and maintain insurance on behalf of any person who:

     o    is or was one of our directors, officers, employees or agents

     o is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against and incurred by the person in any such capacity, or arising out of the person's status as such, whether or not we would have the power or obligation to indemnify the person against such liability under our bylaws.

                            INDEPENDENT ACCOUNTANTS

     The Limited has appointed PricewaterhouseCoopers LLP as our independent accountants to audit our historical consolidated financial statements included in this information statement for fiscal years 1998, 1997 and 1996. PricewaterhouseCoopers LLP has served as The Limited's independent accountants throughout the periods covered by the consolidated financial statements included in this information statement.


                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC the Form 10 with respect to the shares of our common stock that The Limited's shareholders will receive in the spin-off. This information statement does not contain all of the information contained in the Form 10 and the exhibits and schedules to the Form 10. Some items are omitted in accordance with the rules and regulations of the SEC. For additional information relating to us and the spin-off, reference is made to the Form 10 and the exhibits to the Form 10, which are on file at the offices of the SEC. Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the Form 10. Each statement is qualified in all respects by the relevant reference.

     You may inspect and copy the Form 10 and the exhibits to the Form 10 that we have filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549, as well as at the Regional Offices of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which you can electronically access the Form 10, including the exhibits and schedules to the Form 10.

     Because of the spin-off, we will be required to comply with the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to these requirements by filing periodic reports and other information with the SEC.

      INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF LIMITED TOO, INC.

Report of Independent Accountants...........................................F-2
Consolidated Statements of Operations.......................................F-3
Consolidated Balance Sheets.................................................F-4
Consolidated Statements of Cash Flows.......................................F-5
Notes to Consolidated Financial Statements..................................F-6

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder of Limited Too, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and cash flows present fairly, in all material respects, the consolidated financial position of Limited Too, Inc. and its subsidiaries at January 30, 1999 and January 31, 1998, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 30, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these consolidated statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Columbus, Ohio
April 22, 1999

                               LIMITED TOO, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                               Fiscal Years Ended                          Thirteen Weeks Ended
                                                 ---------------------------------------------           ------------------------
                                                 January 30,      January 31,       February 1,           May 1,          May 2,
                                                     1999             1998             1997                1999            1998
                                                 -----------      -----------       -----------          --------        --------
                                                                                                                (unaudited)

Net sales....................................      $376,943         $322,150         $258,818             $95,048         $82,257
 Costs of goods sold, occupancy and buying
   costs.....................................       251,729          226,903          197,974              63,324          57,369
                                                   --------         --------         --------             -------         -------
Gross income.................................       125,214           95,247           60,844              31,724          24,888
 General, administrative and store operating
   expenses..................................        96,758           82,950           69,698              30,412          24,599
                                                   --------         --------         --------             -------         -------
Operating income (loss)......................        28,456           12,297           (8,854)              1,312             289
                                                   --------         --------         --------             -------         -------
Provision for (benefit from) income taxes....        11,400            4,900           (3,500)                500             100
                                                   --------         --------         --------             -------         -------
Net income (loss)............................      $ 17,056         $  7,397         $ (5,354)            $   812         $   189
                                                   ========         ========         ========             =======         =======



              The accompanying notes are an integral part of these
                      Consolidated Financial Statements.

                               LIMITED TOO, INC.
                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

                                                             Fiscal Years Ended            Thirteen
                                                        ----------------------------         Weeks
                                                        January 30,      January 31,         Ended
                                                           1998             1998          May 1, 1999
                                                        -----------      -----------      -----------
                                                                                          (unaudited)
ASSETS
Current assets:
 Cash .............................................        $     987       $    1,649       $     558
 Receivables.......................................            1,440            1,090           1,750
 Inventories.......................................           27,565           18,661          23,584
 Store supplies....................................            5,237            3,701           5,433
     Deferred income taxes.........................            2,951              776           2,951
 Other.............................................              582              183             404
                                                           ---------       ----------       ---------
Total current assets...............................           38,762           26,060          34,680

Property, plant and equipment, net.................           44,894           42,871          48,945

Deferred income taxes..............................            6,313            4,043           6,313
                                                           ---------       ----------       ---------
Total assets.......................................         $ 89,969       $   72,974        $ 89,938
                                                            ========       ==========        ========

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
 Accounts payable..................................         $  3,108       $    2,454        $  4,382
 Accrued expenses..................................           22,377           21,391          24,206
 Income taxes payable..............................           11,883           10,352             383
                                                           ---------       ----------       ---------
Total current liabilities..........................           37,368           34,197          28,971

Other long-term liabilities........................            1,501            1,004           1,731

Commitments and contingencies

Net investment by The Limited .....................           51,100           37,773          59,236
                                                           ---------       ----------       ---------
Total liabilities and shareholder's equity ........         $ 89,969       $   72,974        $ 89,938
                                                            ========       ==========        ========



              The accompanying notes are an integral part of these
                      Consolidated Financial Statements.

                               LIMITED TOO, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                     Fiscal Years Ended                    Thirteen Weeks Ended
                                                         -----------------------------------------         --------------------
                                                         January 30,    January 31,    February 1,         May 1,        May 2,
                                                             1999           1998           1997             1999          1998
                                                         -----------    -----------    -----------         ------        ------
                                                                                                                (unaudited)
Cash flows from operating activities
 Net income (loss) ...................................     $17,056       $  7,397        $(5,354)         $   812      $    189

 Impact of other operating activities on cash flows
   Depreciation and amortization......................      10,563         10,626          9,959            3,216         2,589
   Change in assets and liabilities
     Inventories......................................      (8,904)         1,776         (4,391)           3,981         1,494
     Accounts payable and accrued expenses............       1,640            235          8,441            3,103         4,125
     Income taxes.....................................      (2,914)         9,448          4,468          (11,500)      (10,394)
     Other assets and liabilities.....................         (80)           812            641              (98)          273
                                                           -------       --------        -------          -------      --------
   Net cash provided by (used for) operating
     activities.......................................      17,361         30,294         13,764             (486)       (1,724)
                                                           -------       --------        -------          -------      --------
Investing activities
 Capital expenditures.................................     (14,294)        (4,780)        (8,504)          (7,267)       (1,005)
                                                           -------       --------        -------          -------      --------
   Cash used for investing activities.................     (14,294)        (4,780)        (8,504)          (7,267)       (1,005)
Financing activities
 Increase (decrease) in net investment by The Limited.      (3,729)       (24,024)        (5,213)           7,324         3,919
                                                           -------       --------        -------          -------      --------
   Net cash provided by (used for) financing
     activities.......................................
                                                            (3,729)       (24,024)        (5,213)           7,324         3,919

Net increase (decrease) in cash.......................        (662)         1,490             47             (429)        1,190
 Cash, beginning of period............................       1,649            159            112              987         1,649
                                                           -------       --------        -------          -------      --------
 Cash, end of period..................................     $   987       $  1,649        $   159          $   558      $  2,839
                                                           =======       ========        =======          =======      ========





              The accompanying notes are an integral part of these
                      Consolidated Financial Statements.

                               LIMITED TOO, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Basis of Financial Statement Presentation

     The accompanying financial statements include the accounts of Limited Too, Inc. and its subsidiaries ("Limited Too" or the "Company") and reflect the Company's assets, liabilities, results of operations and cash flows on a historical cost basis. The Company was established in 1987 and is a wholly-owned subsidiary of The Limited, Inc.

     The accompanying interim consolidated financial statements as of and for the thirteen week period ended May 1, 1999 and May 2, 1998 are unaudited and are presented to comply with the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying interim consolidated financial statements reflect all adjustments (which are of a normal recurring nature) necessary to present fairly the financial position and results of operations and cash flows for the interim period, but are not necessarily indicative of the results of operations for a full fiscal year.

     Limited Too is a specialty retailer that sells apparel, underwear, sleepwear, swimwear, lifestyle and personal care products for girls aged seven to fourteen years and has stores in over 40 states. The Company has one reportable segment which includes all of its products.

2.   Summary of Significant Accounting Policies

   Principles of Consolidation

     The consolidated financial statements include the accounts of Limited Too and all significant subsidiaries which are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.

   Fiscal Year

     The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for the first quarter of 1999 and 1998 represent the 13-week period ended May 1, 1999 and May 2, 1998. The results for fiscal years 1998, 1997 and 1996 represent the 52-week periods ended January 30, 1999, January 31, 1998 and February 1, 1997.

   Inventories

     Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

   Store Supplies

     The initial inventory of supplies for new stores including, but not limited to, hangers, signage, security tags, packaging and point-of-sale supplies is capitalized at the store opening date. In lieu of amortizing the initial balance, subsequent shipments are expensed, except for new merchandise presentation programs, which are capitalized. Store supplies are periodically inventoried and adjusted as appropriate for changes in supply levels or costs.

                               LIMITED TOO, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   Advertising

     Advertising costs consist of in-store photographs and promotions in selected national publications and are expensed at the time the promotion first appears in media or in the store. Advertising costs amounted to $227,000 and $199,000 in the first quarter 1999 and 1998, and $567,000, $755,000 and
$615,000 for the fiscal years 1998, 1997 and 1996.

   Property and Equipment

     Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 7 to 10 years for building improvements and 3 to 10 years for other property and equipment. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. The store assets are reviewed by district, in accordance with the method by which management reviews store performance. Factors used in the valuation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows. No impairment charges have been taken based on management's review.

   Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Under this method, deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

     The Company is included in The Limited's consolidated Federal and certain state income tax groups for income tax reporting purposes and is responsible for its proportionate share of income taxes calculated upon its Federal taxable income at a current estimate of the annual effective tax rate.

   Revenue Recognition

     Sales are recorded when the customer takes possession of merchandise -- that is, the point of sale. Markdowns associated with the Frequent Buyer and "Too Bucks" Programs are recognized upon redemption in conjunction with a qualifying purchase.

   Store Pre-Opening Expenses

     Pre-opening expenses related to new store openings are charged to operations as incurred.

   Fair Value of Financial Instruments

     The recorded values of financial instruments, including cash, accounts receivable and accounts payable, approximate fair value due to their short maturity.

                               LIMITED TOO, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


   Earnings Per Share

     Historical earnings per share data is omitted from the consolidated statements of operations as it is not meaningful.

   Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

   Adoption of New Accounting Standards

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP requires that certain external costs and internal payroll and payroll related costs be capitalized during the application development and implementation stages of a software development project and amortized over the software's useful life. The SOP was effective in the first quarter of 1999 and its adoption did not have a material adverse effect on the Company's results of operations.

     Additionally, SOP 98-5, "Reporting on the Costs of Start-Up Activities," was issued in April 1998. The SOP requires that entities expense start-up costs and organization costs as they are incurred. The SOP was effective in the first quarter of 1999 and its adoption did not have a material adverse effect on the Company's results of operations.

3.   Property and Equipment

     Property and equipment, at cost, consisted of (in thousands):

                                                           January 30,      January 31,        May 1,
                                                              1999             1998            1999
                                                           -----------      -----------        ------
                                                                                            (unaudited)

Furniture, fixtures and equipment.....................      $69,523          $62,581           $74,058
Leaseholds and improvements...........................       28,950           28,186            31,929
                                                            -------          -------           -------
Total.................................................       98,473           90,767           105,987
Less: accumulated depreciation and amortization.......       53,579           47,896            57,042
                                                            -------          -------           -------
Property and equipment, net...........................      $44,894          $42,871           $48,945
                                                            =======          =======           =======

                               LIMITED TOO, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


4.   Leased Facilities and Commitments

     Annual store rent is comprised of a fixed minimum amount, plus contingent rent based on a percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

     A summary of rent expense for the thirteen weeks ended May 1, 1999 and May 2, 1998 and the years 1998, 1997 and 1996 follows (in thousands):

                                             Year                            Thirteen         Thirteen
                               --------------------------------             Weeks Ended      Weeks Ended
                                1998         1997         1996              May 1, 1999      May 2, 1998
                               -------      ------       ------             -----------      ------------
                                                                                    (unaudited)
Fixed minimum.............     $28,916      $28,198      $27,400              $7,509           $7,149
Contingent................         375          296          435                  51               86
                               -------      -------      -------              ------           ------
Total store rent..........      29,291       28,494       27,835               7,560            7,235
Equipment and other.......         880          879          925                 293              203
                               -------      -------      -------              ------           ------
Total rent expense........     $30,171      $29,373      $28,760              $7,853           $7,438
                               =======      =======      =======              ======           ======


     Rent expense includes charges from The Limited and its subsidiaries for store, office and warehouse space. Limited Too is committed to noncancellable leases with remaining terms of one to fourteen years. These commitments primarily include store leases with an initial term of ten to fifteen years. Certain store leases have been guaranteed by The Limited. A summary of minimum rent commitments under noncancellable leases as of January 30, 1999 follows (in thousands):

1999...................................................................  $29,247
2000...................................................................   28,909
2001...................................................................   28,457
2002...................................................................   27,479
2003...................................................................   26,578
Thereafter.............................................................   69,585


5.   Accrued Expenses

     Accrued expenses consisted of (in thousands):

                                                      January 30,       January 31,              May 1,
                                                          1999             1998                   1999
                                                      -----------       -----------            -----------
                                                                                               (unaudited)

Compensation, payroll taxes and benefits.........        $ 5,907          $ 6,133                $ 6,373
Rent.............................................          7,187            5,922                  7,469
Taxes, other than income.........................          2,252            1,310                  2,346
Other............................................          7,031            8,026                  8,018
                                                         -------          -------                -------
Total............................................        $22,377          $21,391                $24,206
                                                         =======          =======                =======

                               LIMITED TOO, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


6.   Income Taxes

     Limited Too consolidated financial statements reflect a charge (benefit) for federal and state income taxes as if Limited Too had been subject to tax on a separate company basis during the periods presented.

     This provision for (benefit from) income taxes consisted of (in thousands):

                                                                                      Thirteen Weeks Ended
                                                   Year                              ----------------------
                                     ----------------------------------              May 1,           May 2,
                                      1998         1997          1996                 1999            1998
                                     -------     --------      --------              ------          ------
                                                                                          (unaudited)
Currently payable
 Current:
   Federal.....................      $12,326       $7,804       $(3,045)              $441            $ 87
   State.......................        2,832        1,790          (762)                59              13
                                     -------       ------       -------               ----            ----
                                      15,158        9,594        (3,807)               500             100
 Deferred:
   Federal.....................       (2,893)      (3,800)          230                 --              --
   State.......................         (865)        (894)           77                 --              --
                                     -------       ------       -------               ----            ----
                                      (3,758)      (4,694)          307                 --              --
                                     -------       ------       -------               ----            ----
Total provision (benefit)......      $11,400       $4,900       $(3,500)              $500            $100
                                     =======       ======       =======               ====            ====


     A reconciliation between the statutory federal income tax rate and the effective income tax rate follows:

                                                                                      Thirteen Weeks Ended
                                                   Year                              ----------------------
                                     ----------------------------------              May 1,           May 2,
                                      1998         1997          1996                 1999            1998
                                     -------     --------      --------              ------          ------
                                                                                          (unaudited)
Federal income tax rate.............  35.0%       35.0%         35.0%                35.0%            35.0%
State income taxes, net of
 Federal income tax effect..........   4.5         4.5           4.5                  4.5              3.5
Other items, net....................   0.5         0.3            --                 (1.4)            (3.9)
                                      ----        ----          ----                 ----             ----
Total...............................  40.0%       39.8%         39.5%                38.1%            34.6%
                                      ====        ====          ====                 ====             ====


     Income tax obligations (benefits) are treated as having been settled through the net investment by The Limited account as if the Company were filing its income tax returns on a separate company basis. Such amounts were approximately $12,000 and $10,500 for the thirteen weeks ended May 1, 1999 and May 2, 1998 and $14,300, $(4,500) and $(8,000) for the years 1998, 1997 and
1996.

                               LIMITED TOO, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     The effect of temporary differences which give rise to deferred income tax balances was as follows (in thousands):

                                       January 30,      January 31,
                                          1999             1998
                                       -----------      -----------
                                         Assets           Assets
                                       -----------      -----------
Tax under book depreciation.......       $3,204           $1,865
Rent..............................        2,476            1,737
Inventory.........................          881              160
Other.............................        2,732            1,081
                                         ------           ------
Total deferred income taxes.......       $9,293           $4,843
                                         ======           ======


     No valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

7.   Related Party and Equity Transactions

     Transactions between Limited Too and The Limited and its wholly-owned subsidiaries have primarily consisted of the following:

     Merchandise purchases
     Capital expenditures
     Inbound and outbound shipping Store leasing, construction and management Distribution center, MIS and home office expenses Corporate services and centrally managed benefits

     Information with regard to these transactions is as follows:

     Significant purchases are made from Mast, a wholly-owned subsidiary of The Limited. Purchases are also made from Gryphon, an indirect subsidiary of The Limited. Mast is a contract manufacturer and apparel importer while Gryphon is a developer of fragrance and personal care products and also a contract manufacturer. Prices are negotiated on a competitive basis by merchants of Limited Too with Mast, Gryphon and manufacturers.

     Limited Too's inbound and outbound transportation expenses are managed centrally by Limited Distribution Services, a wholly owned subsidiary of The Limited. Inbound freight is charged to Limited Too based on actual receipts and related charges, while outbound freight is charged based on a percentage of cartons shipped.

     Limited Too's real estate operations, including all aspects of lease negotiations and ongoing dealings with landlords and developers, are handled centrally by the real estate division of The Limited ("Real Estate Division"). Real Estate Division expenses are allocated to Limited Too based on a combination of Limited Too's pro rata share of new and remodeled store construction projects and open selling square feet. Additionally, Limited Too is charged rent expense, common area maintenance charges and utilities for stores shared with other consolidated subsidiaries of The Limited. The charges are based on square footage and represent the proportionate share of the underlying leases with third parties.

     Limited Too is charged for usage of certain of The Limited's MIS facilities. Limited Too is also charged rent expense and utilities for certain distribution and home office space occupied.

                               LIMITED TOO, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     Limited Too's store design and construction operations are coordinated centrally by the store planning division of The Limited ("Store Planning Division"). The Store Planning Division facilitates the design and construction of the stores and upon completion transfers the stores to Limited Too at actual cost net of construction allowances, if any. Store Planning Division expenses are charged to Limited Too based on a combination of Limited Too's pro rata share of new and remodeled store construction projects and open selling square feet.

     The Limited provides certain services to Limited Too including, among other things, certain tax, treasury, legal, corporate secretary, accounting, auditing, corporate development, risk management, associate benefit plan administration, human resource and compensation, government affairs and public relation services. Identifiable costs are charged directly to Limited Too. All other services-related costs not specifically attributable to an operating business have been allocated to Limited Too based upon a percentage of sales.

     Limited Too has participated in The Limited's centralized cash management system. Under this system, cash received from Limited Too operations was transferred to The Limited's centralized cash accounts and cash disbursements were funded from the centralized cash accounts on a daily basis. No interest has been charged or earned on the cash management account.

     Management believes the charges and allocations described above are fair and reasonable. However, these charges and allocations are not necessarily indicative of the amounts that would have been or that will be recorded by Limited Too on a stand-alone basis.

     The following table summarizes the related party transactions between Limited Too and The Limited and its other wholly owned subsidiaries, for the periods indicated (in thousands):

                                                                          Year                            Thirteen
                                                          -----------------------------------            Weeks Ended
                                                             1998         1997         1996              May 1, 1999
                                                          ----------   ----------    ---------           -----------
                                                                                                         (unaudited)
Merchandise purchases.................................      $ 58,456     $ 42,255      $39,171             $ 3,737
Capital expenditures..................................        11,818        2,359        7,964               5,890
Inbound and outbound shipping.........................         6,023        5,702        4,290               1,110
Store leasing, construction and management............        50,044       23,044       21,856              13,985
Distribution center, MIS and home office expenses.....         9,140        6,675        5,948               2,656
Corporate services and centrally managed benefits.....        13,920        9,153        8,792               4,904
                                                            --------     --------      -------             -------
                                                            $149,401      $89,188      $88,021             $32,282
                                                            ========      =======      =======             =======

     The following is a summary of the activity in the net investment by The Limited account (in thousands):

                                                                          Year                            Thirteen
                                                          -----------------------------------            Weeks Ended
                                                             1998         1997         1996              May 1, 1999
                                                          ----------   ----------    ---------           -----------
                                                                                                         (unaudited)
Beginning balance.....................................      $ 37,773     $ 54,400     $ 64,967             $51,100
Transactions with related parties.....................       149,401       89,188       88,021              32,282
Centralized cash management...........................      (167,444)    (108,664)     (85,266)            (36,958)
Settlement of income taxes............................        14,314       (4,548)      (7,968)             12,000
Net income (loss).....................................        17,056        7,397       (5,354)                812
                                                            --------     --------     --------             -------
Ending balance........................................      $ 51,100     $ 37,773     $ 54,400             $59,236
                                                            ========     ========     ========             =======

                               LIMITED TOO, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     The Company has no arrangements with The Limited which result in the Company's guarantee, pledge of assets or stock to provide security for The Limited's debt obligations.

8.   Retirement Benefits

     The Company participates in a qualified defined contribution retirement plan and a nonqualified supplemental retirement plan sponsored by The Limited. Participation in the qualified plan is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and attained the age of 21. Participation in the nonqualified plan is subject to service and compensation requirements. The Company's contributions to these plans are based on a percentage of the associates' eligible annual compensation. The cost of these plans was $1.2 million, $1.9 million and $1.6 million in years 1998, 1997 and 1996.

9.   Employee Benefits

     Officers and key employees were granted options to participate in The Limited stock option and restricted stock plans. The market value of The Limited's restricted stock granted to the Company's employees is being amortized ratably as compensation expense over the vesting period. Compensation expense for The Limited's restricted stock granted to the Company's employees amounted to $1.2 million and $1.0 million in 1998 and 1997.

     Limited Too adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," effective with the 1996 financial statements, but elected to continue to measure compensation expense in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense for The Limited stock options has been recognized. If compensation had been determined based on the estimated fair value of The Limited options granted since 1995, consistent with the methodology in SFAS No. 123, the pro forma effects on net income would have been a reduction of approximately $375 thousand in 1998, $225 thousand in 1997 and $45 thousand in 1996.

     The weighted-average per share fair value of The Limited options granted ($6.61, $5.22 and $4.83 during 1998, 1997 and 1996) was used to calculate the pro forma compensation expense. The fair value was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for 1998, 1997 and 1996: dividend yields of 2.2%, 3.1% and 2.8%; volatility of 29%, 27% and 31%; risk-free interest rates of 5%, 6% and 5.25%; assumed forfeiture rates of 20%, 15% and 20% and expected lives of 6.0 years,
7.0 years and 5.0 years. The pro forma effect on net income for 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made before 1995.

     Information about The Limited stock options held by the Company's employees and related activity is as follows:

                                                 Options Outstanding                              Options Exercisable
                               -------------------------------------------------------     --------------------------------
                                                     Weighted
                                                     Average               Weighted                             Weighted
                                 Number             Remaining              Average            Number            Average
Range of Exercise Prices       Outstanding       Contractual Life       Exercise Price      Exercisable      Exercise Price
------------------------       -----------       ----------------       --------------      -----------      --------------
$15-$19...................       435,000               7.5                 $19                  88,000           $18
$20-$24...................        37,000               6.0                  21                  24,000            21
$25-$29...................       191,000               8.3                  27                  10,000            27
$30-$34...................        12,000               8.9                  33                      --            --
                                 -------               ---                 ---                  ------           ---
$15-$34...................       675,000               7.7                 $21                 122,000           $19
=== ====                         =======               ===                 ===                 =======           ===

                               LIMITED TOO, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                1998                           1997                           1996
                                       -----------------------        ----------------------         ----------------------
                                                     Weighted                       Weighted                       Weighted
                                                      Average                        Average                        Average
                                                      Option                         Option                         Option
                                       Number of     Price per        Number of     Price per        Number of     Price per
Stock Option Activity                    Shares        Share            Shares        Share            Shares        Share
---------------------                  ---------     ---------        ---------     ---------        ---------     ---------
Outstanding at beginning of year...      534,000       $19            180,000         $19             176,000        $19
Granted............................      191,000        27            378,000          19              49,000         16
Exercised..........................      (47,000)       19            (23,000)         19              (7,000)        17
Canceled...........................       (3,000)       17             (1,000)         17             (38,000)        19
                                         -------       ---            -------         ---             -------        ---
Outstanding at end of year.........      675,000       $21            534,000         $19             180,000        $19
                                         =======       ===            =======         ===             =======        ===
Options exercisable at end of year.      122,000       $19             97,000         $20              84,000        $20
                                         =======       ===             ======         ===              ======        ===


     The pro forma amounts above are not necessarily representative of the effects of stock-based awards on future pro forma net earnings, because (1) future grants of employee stock options by the Company may not be comparable to awards made to employees while the Company was a part of The Limited and
(2) the assumptions used to compute the fair value of any future stock option awards will be specific to the Company and therefore may not be comparable to the assumptions used.

     In connection with the spin-off, unvested grants of The Limited stock options and restricted stock held by Company employees will be replaced with awards of the Company's stock options and restricted stock (collectively, the "awards"). The awards will have the same ratio of the exercise price per option to the market value per share and the same vesting provisions, option periods and other terms as The Limited's awards that they replace. The aggregate difference between market value and the exercise price of the awards will not exceed the aggregate difference between market value and the exercise price of The Limited's awards. The Limited stock options that have vested and are held by Company employees will expire 90 days after the date of the spin-off. Additional options on the Company's common stock to be granted on the date of the spin-off to employees and independent directors will have an exercise price equal to the market value of the Company's common stock on the date of the spin-off. In addition, some Company restricted stock awards to be granted in connection with the spin-off may contain performance requirements.

10.  Legal Matters

     There are various claims, lawsuits and pending actions against Limited Too incident to the operations of its business. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on Limited Too's results of operations, cash flows or financial position.

11.  Quarterly Financial Data (Unaudited) (in thousands)

                                       First     Second      Third      Fourth
                                      -------    -------    -------    --------
1998 Quarter
Net sales.........................    $82,257    $74,746    $96,720    $123,220
Gross income......................     24,888     24,016     29,870      46,440
Net income........................        189        240      4,248      12,379

                               LIMITED TOO, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


                                                       First          Second         Third        Fourth
                                                      -------         ------         -----        ------
1997 Quarter
Net sales........................................     $65,646         $61,263       $86,430      $108,811
Gross income.....................................      15,590          15,170        23,988        40,499
Net income (loss)................................      (1,686)         (1,619)        2,018         8,684


12.  Subsequent Events (Unaudited)

     On May 3, 1999, the Company announced its plans to establish its Limited Too business as a fully independent public company under the name Too, Inc. The business will be separated via a 100% spin-off which is expected to occur on August 23, 1999.

     Based on the number of shares of The Limited's common stock outstanding as of June 7, 1999, The Limited estimates that approximately 30 million shares of common stock in Too, Inc. will be distributed to The Limited's shareholders. The Limited intends to distribute one share of Too, Inc. common stock for every seven shares of The Limited's common stock held at the close of business on August 11, 1999, the record date for the spin-off.

   Credit Facility

     Before the spin-off, the Company will pay a $50 million dividend to The Limited. Prior to the date of the spin-off, the Company expects to have a collateralized $100 million credit facility in place, proceeds from which will fund the dividend.

     The Company expects the credit facility to:

     o consist of a $50 million amortizing term loan which may begin amortizing at the end of the third year and a $50 million up to five-year revolving credit facility

     o contain customary representations and warranties and affirmative, negative and financial covenants

     o have interest rates that are based on the London Interbank Offered Rate plus a spread

     o be guaranteed by the Company's present and future domestic subsidiaries

   Plans

     Before the spin-off, the Company's board of directors will adopt, and The Limited, as the sole shareholder of the Company, will approve, effective on the completion of the spin-off:

     o the Too, Inc. 1999 Incentive Compensation Performance Plan (the "Incentive Compensation Performance Plan")

     o the Too, Inc. 1999 Stock Option and Performance Incentive Plan (the "Stock Option and Performance Incentive Plan")

     o the Too, Inc. 1999 Stock Plan for Non-Associate Directors (the "Non-Associate Director Stock Plan")

                               LIMITED TOO, INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


     The Incentive Compensation Performance Plan is intended to satisfy the applicable provisions of Section 162(m) of the Internal Revenue Code. Awards will be based on the satisfaction of performance goals, and annual incentive compensation targets established for eligible executives will range from 10% to 150% of base salary.

     Under the Stock Option and Performance Incentive Plan and the Non-Associate Director Stock Plan, eligible directors and executive and key management associates may be granted stock options and other incentive awards to purchase shares of the Company's common stock. Each option will vest over four to six years and will have a maximum term of ten years from the grant date.

   Distribution Agreement and Other Agreements

     In connection with the spin-off, the Company, The Limited and/or their respective subsidiaries will enter into a distribution agreement and various transitional services and separation agreements, including a store leases agreement, trademark and service mark licensing agreement, a services agreement, a tax separation agreement and an amendment to an existing building lease agreement.

     Excluding the store leases agreement, amounts to be charged under the new transitional services and separation agreements are not expected to be materially different than amounts charged by The Limited prior to the date of the spin-off. Since amounts to be charged under the stores leases agreement will be contingently payable based upon positive comparable store sales performance, it is anticipated that any amounts due will not have a material adverse impact on liquidity, financial condition or results of operations.

                                   TOO, INC.

Item Exhibits.

   Exhibit
   Number                                 Description
   ------                                 -----------

    2.1        Form of Distribution Agreement between The Limited, Inc. and
               Too, Inc.*

    3.1        Form of Amended and Restated Certificate of Incorporation of
               Too, Inc.*

    3.2        Form of Amended and restated Bylaws of Too, Inc.*

    4.1        Specimen Certificate of Common Stock of Too, Inc.**

   10.1 Form of Credit Agreement among the Too, Inc., the banks listed in the Credit Agreement and Morgan Guaranty Trust Company of New York, as Agent.**

   10.2 Form of Store Leases Agreement by and among The Limited Stores, Inc., Victoria Secret Stores, Inc., Lerner New York, Inc., Express, LLC, Structure, Inc., The Limited, Inc. and Too, Inc.*

   10.3 Form of Trademark and Service Mark Licensing Agreement between Limco, Inc. and LimToo, Inc.

   10.4 Form of Services Agreement by and between The Limited, Inc. and Too, Inc.**

   10.5 Form of Tax Separation Agreement between The Limited, Inc., on behalf of itself and the members of The Limited Group, and Too, Inc., on behalf of itself and the members of the Too Group.*

   10.6 Building Lease Agreement dated July 1, 1995 by and between Distribution Land Corp. and Limited Too, Inc., the predecessor company of Too, Inc.*

   10.7 Form of Amendment to Building Lease Agreement between Distribution Land Corp. and Too, Inc.**

   10.8        Form of Too, Inc. 1999 Incentive Compensation Performance Plan.*

   10.9        Form of Too, Inc. 1999 Stock Option and Performance Incentive
               Plan.*

   10.10       Form of Too, Inc. 1999 Stock Plan for Non-Associate Directors.*

   21.1        Subsidiaries of Too, Inc.*
---------
    *Filed previously.

  ** To be filed by post-effective amendment or on a Form 8-K.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TOO, INC.


                                       By: /s/ Kent A. Kleeberger
                                          --------------------------------------
                                          Name:   Kent A. Kleeberger
                                          Title:  Vice President and
                                                    Chief Financial Officer

Date:  July 16, 1999